   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 2003
                                                     REGISTRATION NO. 333-89022
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                               AMENDMENT NO. 3 TO

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER

                          THE SECURITIES ACT OF 1933

                               -----------------

                             GPC CAPITAL CORP. II
            (Exact name of registrant as specified in its charter)

              DELAWARE                          3085                     23-2952404
     (State or other jurisdiction   (Primary Standard Industrial      (I.R.S. Employer
         of incorporation)           Classification Code Number)   Identification Number)

                               -----------------
                           2401 PLEASANT VALLEY ROAD
                           YORK, PENNSYLVANIA 17402
                                (717) 849-8500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -----------------
                                PHILIP R. YATES
                               JOHN E. HAMILTON
                           2401 PLEASANT VALLEY ROAD
                           YORK, PENNSYLVANIA 17402
                                (717) 849-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                  COPIES TO:


       EDWARD P. TOLLEY III, ESQ.         RICHARD E. FARLEY, ESQ.
      SIMPSON THACHER & BARTLETT          CAHILL GORDON & REINDEL
         425 LEXINGTON AVENUE                  80 PINE STREET
          NEW YORK, NY 10017                 NEW YORK, NY 10005
            (212) 455-2000                     (212) 701-3000

                              -----------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  [ ]
                              -----------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================================================

                                                                PROPOSED MAXIMUM      PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES TO        AMOUNT TO BE        OFFERING PRICE      AGGREGATE OFFERING          AMOUNT OF
             BE REGISTERED                    REGISTERED            PER UNIT              PRICE (1)         REGISTRATION FEE (2)
--------------------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value..........     14,950,000 shares        $ 19.00             $284,050,000              $26,132
================================================================================================================================


--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a).


(2) A registration fee of $29,095 was paid in connection with prior filings of the registration statement.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                                EXPLANATORY NOTE

     Immediately prior to the offering of common stock contemplated by the prospectus contained in this registration statement, the registrant, GPC Capital Corp. II, a wholly-owned subsidiary of Graham Packaging Holdings Company, will undergo a reorganization in which it changes its name to Graham Packaging Company Inc. and exchanges newly issued shares of its common stock for all of the partnership interests of Graham Packaging Holdings Company. See "The IPO Reorganization" in the prospectus.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED         , 2003





                         [GRAHAM PACKAGING COMPANY LOGO]




                         GRAHAM PACKAGING COMPANY INC.



                               13,000,000 SHARES

                                  COMMON STOCK

     This is the initial public offering of Graham Packaging Company Inc. We are offering 13,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $16.00 and $19.00 per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol "GPA".


     INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                                                                          PER SHARE      TOTAL
                                                                         -----------   --------
Public offering price ................................................   $             $
Underwriting discounts and commissions ...............................   $             $
Proceeds, before expenses, to Graham Packaging Company Inc. ..........   $             $


     We have granted the underwriters the right to purchase up to 1,950,000 additional shares of common stock to cover over-allotments.



                             ---------------------
                          Joint Book-Running Managers

DEUTSCHE BANK SECURITIES                                  SALOMON SMITH BARNEY

                             ---------------------
GOLDMAN, SACHS & CO.
                                  LEHMAN BROTHERS
                                                                  MORGAN STANLEY





The date of this prospectus is      , 2003.

                                  [ARTWORK]

     No action is being taken in any jurisdiction outside of the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any other jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.


     All brand names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     This summary highlights selected information in this prospectus, but it may not contain all of the information that is important to you. To better understand this offering, and for a more complete description of this offering and related transactions, you should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements, which are included elsewhere in this prospectus.


                                  OUR COMPANY


     We are a worldwide leader in the design, manufacture and sale of customized blow molded plastic containers for the branded food and beverage, household and personal care and automotive lubricants markets and currently operate 57 plants throughout North America, Europe and South America. Our primary strategy is to operate in select markets in which we will benefit from the growing conversion to high performance plastic packaging. We target branded consumer product manufacturers for whom customized packaging design is a critical component in their efforts to differentiate their products to consumers. We initially pursue these conversion opportunities with one or two major consumer product companies that we expect will lead the conversion to plastic packaging in a particular category. We utilize our innovative design, engineering and technological capabilities to deliver highly customized, high performance plastic packaging to distinguish our customers' branded products. With leading positions in each of our core businesses, we believe we are well positioned to continue to benefit from the conversion trend to value added plastic packaging that is still emerging on a global basis and that offers us opportunities for attractive margins and returns on investment.


     We have an extensive blue-chip customer base that includes many of the world's largest branded consumer products companies. Over one third of our manufacturing plants are located on-site at our customers' manufacturing facilities, which we believe provides a competitive advantage in maintaining and expanding customer relationships. The majority of our sales are made pursuant to long-term customer contracts, which include resin pass-through provisions that provide for substantially all increases and decreases in the cost of resin to be passed on to customers, thus mitigating the effect of resin price movements on our profitability.


     For the year ended December 31, 2001 and the nine months ended September 29, 2002, our net sales were $923.1 million and $695.0 million, respectively; our net income (loss) was a loss of $44.0 million and income of $16.1 million, respectively; and our Adjusted EBITDA, as described in "-- Summary Historical and Pro Forma Financial Data", was $171.5 million and $153.4 million, respectively. As of September 29, 2002, our total debt was $1,072.4 million. On a pro forma basis after giving effect to the IPO reorganization described below, this offering and the concurrent transactions described below, our net income (loss) would have been a loss of $36.8 million and income of $8.8 million for those respective periods (compared to net income of $10.5 million in 1997, the year prior to our 1998 recapitalization). On the same pro forma basis, our total debt would have been $903.9 million as of September 29, 2002 and our annual interest expense for 2001 would have been $83.9 million.



OUR MARKETS

     The food and beverage, household and personal care and automotive lubricants markets represented 55%, 23% and 22%, respectively, of our net sales for the year ended December 31, 2001.

     FOOD AND BEVERAGE. We produce containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, teas, isotonics, yogurt and nutritional drinks, toppings, sauces, jellies and jams. Our food and beverage customers include Arizona, Cadbury, Campbell Soup, Dannon (known as Danone in Europe), Heinz, Hershey, Minute Maid, Nestle, Ocean Spray Cranberries, PepsiCo, Quaker Oats, TreeTop, Tropicana, Unilever and Welch's. We believe, based on internal estimates, that we have the leading domestic market position in plastic containers for juice, frozen concentrate, pasta sauce and yogurt drinks and the leading position in Europe for plastic containers for yogurt drinks. We are one of only three domestic market participants that are leading large-scale product conversions to hot-fill polyethylene terephthalate, also known as PET, containers, which can be used in applications where the container must withstand very high filling temperatures, necessary to extend shelf-life of the customer's product. We have invested over $260 million in our hot-fill PET portion of our food and beverage business since the beginning of 1997. Primarily as a result of this and other investments, our food and beverage sales have grown at a compound annual growth rate of 34% from fiscal 1997 through fiscal 2001. We believe we are strategically positioned to benefit from the estimated 60% of the domestic hot-fill food and beverage market that has yet to convert to plastic and also to take advantage of international conversion opportunities.

     HOUSEHOLD AND PERSONAL CARE. We are a leading supplier of plastic containers for products such as liquid fabric care, dish care, hard-surface cleaners, hair care and body wash. Our household and personal care customers include Colgate-Palmolive, The Dial Corporation, Henkel, Johnson & Johnson, L'Oreal, Procter & Gamble, Reckitt Benckiser and Unilever. Our household and personal care sales have grown at a compound annual growth rate of 4.5% from fiscal 1997 through fiscal 2001. We continue to benefit as liquid fabric care detergents, which are packaged in plastic containers, capture an increasing share of the market from powdered detergents, which are predominantly packaged in paper-based containers.


     AUTOMOTIVE LUBRICANTS. We believe, based on internal estimates, that we are the number one supplier of one quart/one liter plastic motor oil containers in the United States, Canada and Brazil, supplying most of the motor oil producers in these countries, with an approximate 73% U.S. market share, based on 2001 unit sales. Our automotive customers include Ashland, Castrol, ChevronTexaco, ExxonMobil, Petrobras, Petro-Canada and Shell Oil Company. In 2002 we were awarded 100% of Pennzoil-Quaker State's (now Shell Oil Company) U.S. one quart volume requirements and 100% of ExxonMobil's one quart volume requirements for one of its U.S. filling plants. We have been producing automotive lubricants containers since the conversion to plastic began over 20 years ago and over the years have expanded our market share and maintained margins by partnering with our customers to improve product quality and reduce costs through design improvement, reduced container weight and manufacturing efficiencies. Our automotive lubricants sales have increased at a compound annual rate of 0.5% from fiscal 1997 through fiscal 2001, despite an industry-wide decline in that business during that period. We forecast that the domestic one quart motor oil business will decline between 1% and 2% measured by unit volume per year for the next five years. We believe, however, that there are significant volume opportunities for the automotive product business in foreign countries, particularly those in South America.



OUR STRENGTHS

     STRATEGIC FOCUS ON THE RAPIDLY GROWING CUSTOM PLASTIC CONTAINER
INDUSTRY. Consumer preferences for plastic packaging, technological advancements and improved economics have accelerated the conversion to plastic containers from other materials. After this offering and the concurrent transactions described below, we will be the only publicly traded company in North America solely focused on customized plastic containers. We believe our leading technology, product innovation, efficient manufacturing operations and strong customer relationships will enable us to capitalize on continuing global trends of conversions to plastic containers.

     LEADERSHIP POSITION IN CORE MARKETS. We enjoy leading positions in all of our core markets. Our leadership positions in our core markets have enabled us to utilize high-speed production systems and achieve significant economies of scale, thereby making us a low-cost manufacturer.

     SUPERIOR PRODUCT DESIGN AND DEVELOPMENT CAPABILITIES. We have demonstrated significant success in designing innovative plastic containers that require customized features. We believe that our innovative packaging increases demand for our customers' products, especially for our food and beverage customers, and stimulates consumer demand and drives further conversion to plastic packaging. We have received design awards for packages that we developed for Welch's, Tropicana, Hershey, Unilever and Nestle.

     SUCCESSFUL BUSINESS MODEL UTILIZING ON-SITE FACILITIES. Over one third of our manufacturing facilities are located on-site at our customers' plants. On-site facilities enable us to foster long-term customer relationships, facilitate just-in-time inventory management and generate significant savings opportunities through process re-engineering, thereby eliminating costly shipping charges and reducing working capital needs.

     DIVERSIFIED BLUE-CHIP CUSTOMER BASE. We have an extensive blue-chip customer base that includes many of the world's largest branded consumer products companies. We are the leading custom plastic packaging supplier in several geographic regions and/or for several brands of our top customers. We are a sole source provider for many of our customers.


     EXPERIENCED MANAGEMENT TEAM WITH STRONG EQUITY INCENTIVES. Our management team is very experienced in the packaging industry and has a track record of growing our company, implementing new packaging technology, entering new markets and maintaining and expanding our blue-chip customer base. Our senior managers are meaningfully invested in our performance, giving them an ongoing stake in the creation of shareholder value. After this offering and the concurrent transactions, management will own approximately 7.6% of our common stock on a diluted basis.



OUR STRATEGY

     We intend to expand our leadership position in select value-added plastic packaging opportunities by maintaining our position at the forefront of the plastic conversion trend. We seek to achieve this objective by pursuing the following strategies:

     LEVERAGE OUR DESIGN AND DEVELOPMENT CAPABILITIES TO CAPITALIZE ON CONVERSIONS TO PLASTIC CONTAINERS.

     o Focus on innovative design features, and specialized performance and material requirements

     o Target product categories that demand value-added packaging and that will benefit from conversion to plastics

     o Work with leading consumer product companies to initiate a conversion that we expect will stimulate conversion throughout a product category

     MAINTAIN AND EXPAND POSITION WITH KEY CUSTOMERS.

     o Deliver superior customer service

     o Develop innovative and distinctive packaging designs

     o Open new on-site facilities

     o Continue to improve our low-cost manufacturing operations

     o Expand globally alongside key customers

     TARGET CAPITAL INVESTMENT AND EXPAND OUR ON-SITE PLANT NETWORK.

     o Focus investment in selected high growth product categories based upon internal target return requirements

     o Expand our on-site network globally with existing and new customers

     o Consider select investments, joint ventures and strategic acquisitions to complement growth objectives

RISKS RELATED TO OUR BUSINESS AND THIS OFFERING

     Before you invest in our common stock, you should be aware that there are various risks related to, among other things: restrictive covenants in our debt agreements; our substantial leverage; increases in resin prices or decreases in resin supply; foreign currency fluctuations; reliance on our largest customers; the declining domestic motor oil business; environmental liabilities; Blackstone's control of our company; our dependence on key personnel; making new acquisitions; labor relations; access to blow molding equipment; and the securities markets. For more information about these and other risks, please read "Risk Factors". You should carefully consider these risk factors together with all of the other information in this prospectus.

                               ----------------
     Our principal executive offices are located at 2401 Pleasant Valley Road, York, Pennsylvania 17402, telephone (717) 849-8500.


                             THE IPO REORGANIZATION


     Prior to this offering, GPC Capital Corp. II, a Delaware corporation, has been a wholly-owned subsidiary of Graham Packaging Holdings Company, a Pennsylvania limited partnership. Its sole purpose has been to act as co-obligor with Graham Packaging Holdings Company on its senior discount notes and as co-guarantor with Graham Packaging Holdings Company under the existing senior credit agreement. Immediately prior to this offering, we will effect an internal reorganization in which GPC Capital Corp. II will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of Graham Packaging Holdings Company. Upon the exchange, Graham Packaging Holdings Company will liquidate and all of its assets will be transferred to Graham Packaging Company Inc. Simultaneous with the exchange of stock for partnership interests, Graham Packaging Company Inc. will issue options on its common stock to our management in exchange for their Graham Packaging Holdings Company options. As a result of the IPO reorganization, we will record total net deferred income tax assets of approximately $193 million.

     Our existing organizational and capital structures are based on our February 1998 recapitalization transaction, in which the Graham Family sold a controlling interest in our company to affiliates of the Blackstone Group.



                          THE CONCURRENT TRANSACTIONS


     We intend to implement a refinancing plan designed to reduce the amount and extend the maturities of our outstanding long-term debt, reduce our interest expense and improve our financial flexibility. As part of this plan, concurrent with the sale of shares of our common stock in this offering, our subsidiary, Graham Packaging Company will enter into a new senior credit agreement that will consist of a $660.0 million term loan facility and a $150.0 million revolving credit facility to fund ongoing working capital requirements and general corporate purposes following the consummation of the transactions.

     We intend to contribute the net proceeds from this offering to Graham Packaging Company. Graham Packaging Company will use those proceeds, along with borrowings under the new senior credit agreement, to repay all indebtedness and accrued interest under the existing senior credit agreement. As of September 29, 2002, there were $664.5 million of term and revolving loans outstanding and $2.0 million of accrued interest under the existing senior credit agreement. After the consummation of this offering, we intend to redeem $169.0 million aggregate principal amount at maturity of our senior discount notes due 2009, which had an accreted value of $164.1 million as of September 29, 2002. We will fund the redemption and pay associated accrued interest, premiums, fees and expenses through borrowings under our new term loan facility.

     We refer to the transactions described above as the concurrent transactions.

     The sources and uses for this offering and the concurrent transactions, assuming they were consummated on September 29, 2002, are shown on the table below:






                                                                                 AMOUNT
                                                                             --------------
                                                                              (IN MILLIONS)
     SOURCES OF FUNDS:
       New senior credit agreement:
        Revolving credit facility (a) ....................................      $    --
        Term loan ........................................................        660.0
       Common stock offered hereby .......................................        227.5
                                                                                -------
          TOTAL SOURCES ..................................................      $ 887.5
                                                                                =======
     USES OF FUNDS:
       Repayment of loans under existing senior credit agreement .........      $ 664.5
       Redemption of senior discount notes (b) ...........................        173.3
       General corporate purposes (c) ....................................         15.7
       Fees and expenses related to this offering and the new senior
        credit agreement (d) .............................................         34.0
                                                                                -------
          TOTAL USES .....................................................      $ 887.5
                                                                                =======


----------

(a) We will have $150.0 million of availability under the new revolving credit facility.

(b) Represents accreted value of $164.1 million at September 29, 2002 and $9.2 million of premiums. We intend to redeem the senior discount notes after the consummation of this offering. Upon redemption, the accreted value of the senior discount notes will be $169.0 million. The senior discount notes accreted value at a rate of 10 3/4% per annum through January 14, 2003 and began to accrue cash interest at a rate of 10 3/4% per annum beginning January 15, 2003.

(c) Includes $2.0 million of accrued interest with respect to our existing senior credit agreement that will be paid upon consummation of the concurrent transactions.

(d) Fees and expenses include the estimated underwriting discount and fees and expenses of this offering and estimated bank, legal and accounting fees.



                                  THE OFFERING




Common stock offered by us .................................   13,000,000 shares
Common stock to be outstanding after this offering .........   35,250,000 shares
Proposed New York Stock Exchange symbol ....................   "GPA"



     The outstanding share information and other information in this prospectus relating to the number of shares of our common stock and options assumes consummation of the IPO reorganization and no exercise of the underwriters' over-allotment option and excludes a maximum of 571,719 shares of common stock issuable upon exercise of currently exercisable outstanding stock options, at a weighted average price of $15.51 per share, upon consummation of the offering and the IPO reorganization. See "The IPO Reorganization", "Capitalization" and "Description of Capital Stock".

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


     The following table sets forth summary historical and pro forma consolidated financial data for our company. You should read this information together with the financial statements appearing elsewhere in this prospectus and the information under "Unaudited Pro Forma Financial Information", "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".




                                                               YEAR ENDED DECEMBER 31,              NINE MONTHS ENDED
                                                        ------------------------------------- ------------------------------
                                                                                               SEPTEMBER 30,   SEPTEMBER 29,
                                                                                                    2001           2002
                                                            1999        2000         2001       (UNAUDITED)     (UNAUDITED)
                                                        ----------- ----------- ------------- --------------- --------------
                                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales (1) .........................................  $ 731.6     $ 842.6      $ 923.1        $ 713.9        $ 695.0
Gross profit (1) ......................................    142.7       134.5        151.9          116.6          131.6
Selling, general and administrative expenses ..........     48.0        56.2         58.2           42.5           45.8
Impairment charges (2) ................................        --       21.1         38.0            5.1            4.3
Special charges and unusual items (3) .................      4.6         1.1          0.2            0.1             --
                                                         --------    -------      -------         -------       ---------
Operating income ......................................     90.1        56.1         55.5           68.9           81.5
Interest expense, net .................................     87.5       101.7         98.5           75.6           61.9
Other (income) expense, net ...........................     (0.7)        0.2          0.2            0.4            0.2
Minority interest .....................................     (0.5)       (0.6)         0.5            0.3            1.0
Income tax provision (4) ..............................      2.5         0.4          0.3            0.2            2.3
                                                         --------    --------     -------         -------       ---------
Net income (loss) .....................................  $   1.3     $ (45.6)    $  (44.0)      $   (7.6)       $  16.1
                                                         ========    ========     ========       ========       =========
PRO FORMA STATEMENT OF OPERATIONS DATA, AS
 ADJUSTED FOR THE IPO REORGANIZATION (5):
Pro forma net income (loss) ...........................                           $  (45.6)                     $   3.7
Pro forma earnings (loss) per share:
 Basic ................................................                           $  (2.05)                     $  0.17
 Diluted ..............................................                              (2.05)                        0.17
Weighted average number of shares used in computing
 pro forma earnings (loss) per share:
 Basic ................................................                              22.25                        22.25
 Diluted ..............................................                              22.25                        22.35
PRO FORMA STATEMENT OF OPERATIONS DATA, AS
 FURTHER ADJUSTED FOR THIS OFFERING AND
 THE CONCURRENT TRANSACTIONS (6):
Pro forma net income (loss) ...........................                           $  (36.8)                     $   8.8
Pro forma interest expense, net .......................                               83.9                         53.5
Pro forma earnings (loss) per share:
 Basic ................................................                           $  (1.04)                     $   0.25
 Diluted ..............................................                              (1.04)                         0.25
Weighted average number of shares used in computing
 pro forma earnings (loss) per share:
 Basic ................................................                              35.25                         35.25
 Diluted ..............................................                              35.25                         35.35
OTHER DATA:
Net sales increase (decrease) .........................      21.4%       15.2%         9.6 %         13.1%          (2.6)%
Sales volume, in resin pounds .........................     614.6       654.6        728.0          563.3          567.1
Sales volume growth ...................................      22.1%        6.5%        11.2 %         14.1%           0.7 %
Cash flows from:
 Operating activities .................................  $   55.5     $  90.9      $  52.6        $  (0.7)       $  66.2
 Investing activities .................................    (181.8)     (164.7)       (77.2)         (64.9)         (74.4)
 Financing activities .................................     126.2        78.4         24.1           60.6            7.7
Adjusted EBITDA (7) ...................................     149.1       153.7        171.5          130.2          153.4
Depreciation and amortization (8) .....................      53.2        66.2         71.7           52.9           56.6
Capital expenditures (excluding acquisitions) .........     171.0       163.4         74.3           62.5           70.3
Investments (including acquisitions) (9) ..............      10.3         0.1          0.2           (0.5)            --

                                                   See accompanying notes.


                                                                          AS OF SEPTEMBER 29, 2002
                                                                  -----------------------------------------
                                                                                  AS ADJUSTED FOR THE IPO
                                                                                      REORGANIZATION,
                                                                                   THIS OFFERING AND THE
                                                                     ACTUAL     CONCURRENT TRANSACTIONS (6)
                                                                  ------------ ----------------------------
                                                                                (IN MILLIONS)
     BALANCE SHEET DATA:
     Working capital (10) .......................................  $    14.3            $    27.4
     Deferred income tax assets -- long term (11) ...............        0.6                183.1
     Total assets ...............................................      791.5              1,005.4
     Total debt .................................................    1,072.4                903.9
     Partners' capital/stockholders' equity (deficit) (12) ......     (459.8)               (75.4)


----------

(1) Net sales increase or decrease based on fluctuations in resin prices. Consistent with industry practice and/or as permitted under agreements with our customers, substantially all resin price changes are passed through to customers by means of corresponding changes in product pricing. Therefore, our dollar gross profit has been substantially unaffected by fluctuations in resin prices. However, a sustained increase in resin prices, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to plastic containers.

(2) Includes impairment charges recorded on long-lived and other assets of $16.3 million, $28.9 million, $2.0 million and $4.3 million for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2001 and September 29, 2002, respectively, and goodwill of $4.8 million, $9.1 million and $3.1 million for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2001, respectively.


(3) Includes compensation costs related to our 1998 recapitalization, global restructuring, systems conversion, aborted acquisition and other costs.

(4) As a limited partnership, our predecessor, Graham Packaging Holdings Company, was not subject to U.S. federal income taxes or most state income taxes. Instead, taxes were assessed to its partners based on their distributive share of its income. Graham Packaging Holdings Company made tax distributions to its partners in 1998 and 1999 to reimburse them for tax liabilities. Our foreign operations are subject to tax in their local jurisdictions. Most of these entities have historically had net operating losses and recognized minimal tax expense.

(5) As a result of the IPO reorganization, our taxable income will become subject to federal and state income taxes and we will not be required to make tax distributions. The pro forma data assume that we were subject to federal and state income taxes at the effective tax rates that would have applied for each period presented. Historical earnings (loss) per share is not presented because it is not considered meaningful. Pro forma diluted earnings (loss) per share is calculated based on the dilutive effect of stock options.


(6) Pro forma statement of operations data, as further adjusted for this offering and the concurrent transactions, give effect to the IPO reorganization, this offering and the concurrent transactions as if each had occurred on January 1, 2001. Pro forma balance sheet data, as further adjusted for this offering and the concurrent transactions, give effect to the IPO reorganization, this offering and the concurrent transactions as if each had occurred on September 29, 2002.


(7) Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Adjusted EBITDA is defined in our existing senior credit agreement, our new senior credit agreement and our indentures as earnings before minority interest, extraordinary items, interest expense, interest income, income taxes, depreciation and amortization expense, impairment charges, the ongoing $1.0 million per year fee paid pursuant to the Blackstone monitoring agreement, non-cash equity income in earnings of joint ventures, other non-cash charges, recapitalization expenses, special charges and unusual items and certain non-recurring charges. Adjusted EBITDA is included in this prospectus because covenants in our debt agreements are tied to ratios based on that measure. For example, our new senior credit agreement will require that we maintain an Adjusted EBITDA to cash interest ratio starting at a minimum of 2.10x and a net debt to Adjusted EBITDA ratio starting at a maximum of 5.95x, in each case for the most recent four quarter period. On a pro forma basis after giving effect to the IPO reorganization, this offering and the concurrent transactions, for the four quarters ended September 29, 2002, our Adjusted EBITDA to cash interest ratio and net debt to Adjusted EBITDA ratio would have been 2.7x and 4.6x, respectively. Our ability to incur additional debt and make restricted payments under our indenture is tied to an Adjusted EBITDA to interest expense ratio of 1.75 to 1, except that we may incur certain debt and make certain restricted payments without regard to the ratio, such as up to $650 million under our credit agreement and investments equal to 10% of our total assets. On the same pro forma basis for the four quarters ended September 29, 2002, our Adjusted EBITDA to interest expense ratio under the indenture would have been 2.7x. On a historical basis, for the years ended 1999, 2000 and 2001, our Adjusted EBITDA to cash interest ratio was 2.2x, 1.9x and 2.2x, respectively, and our net debt to adjusted EBITDA ratio was 5.8x, 5.7x and 5.1x, respectively, in each case under our existing senior credit agreement. Our Adjusted EBITDA to interest expense ratio under our indenture was 2.2x, 1.9x and 2.2x, respectively, for the same periods.


   While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA is calculated as follows:





                                                             YEAR ENDED DECEMBER 31,                 NINE MONTHS ENDED
                                                      -------------------------------------   --------------------------------
                                                                                               SEPTEMBER 30,     SEPTEMBER 29,
                                                         1999         2000          2001            2001             2002
                                                      ---------   -----------   -----------   ---------------   --------------
                                                                                   (IN MILLIONS)
   Income (loss) before extraordinary item ........   $   1.3      $  (45.6)     $  (44.0)      $   (7.6)          $  16.1
   Interest expense, net ..........................      87.5         101.7          98.5           75.6              61.9
   Income tax expense .............................       2.5           0.4           0.3            0.2               2.3
   Depreciation and amortization ..................      53.2          66.2          71.7           52.9              56.6
   Impairment charges .............................        --          21.1          38.0            5.1               4.3
   Fees paid pursuant to the Blackstone
     monitoring agreement .........................       1.0           1.0           1.0            0.7               0.7
   Equity in (earnings) loss of joint venture .....      (0.3)         (0.1)          0.2            0.2                --
   Non-cash compensation ..........................        --            --            --             --                --
   Special charges and unusual items/certain
     non-recurring charges (a)(b) .................       4.6           9.6           5.3            2.8              10.5
   Recapitalization expense (income) ..............      (0.2)           --            --             --                --
   Minority interest ..............................      (0.5)         (0.6)          0.5            0.3               1.0
                                                      -------      --------      --------       --------           -------
   Adjusted EBITDA ................................   $ 149.1      $  153.7      $  171.5       $  130.2           $ 153.4
                                                      =======      ========      ========       ========           =======


----------
    (a) Includes compensation costs related to our 1998 recapitalization, global restructuring, systems conversion, aborted acquisition, legal and other costs.


    (b) Does not include project startup costs, which are treated as non-recurring in accordance with the definition of EBITDA under our existing senior credit agreement, our new senior credit agreement and our indentures. These startup costs were $4.4 million, $8.4 million and $4.2 million for the years ended December 31, 1999, 2000 and 2001, respectively, and were $3.7 million and $3.6 million for the nine months ended September 30, 2001 and September 29, 2002, respectively.


(8) Depreciation and amortization excludes amortization of debt issuance fees, which is included in interest expense, net, and impairment charges.


(9) On April 26, 1999, we acquired 51% of the operating assets of PlasPET Florida, Ltd. We became the general partner on July 6, 1999, and on October 9, 2001 acquired the remaining 49%. The total purchase price for the 100% interest, excluding direct costs of the acquisition, net of liabilities assumed, was $3.1 million. On July 1, 1999, we acquired selected companies located in Argentina for $8.1 million, excluding direct costs of the acquisition, net of liabilities assumed. On March 30, 2001, we acquired an additional 1% interest in Masko Graham, bringing our total interest to 51%. The total purchase price for the 51% interest, excluding direct costs of the acquisition, net of liabilities assumed, was $1.3 million. Amounts shown under the caption "Investments (including acquisitions)" represent cash paid, net of cash acquired in the acquisitions. We accounted for these transactions under the purchase method of accounting. Results of operations are included since the respective dates of the acquisitions.

(10) Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.


(11) As a result of the IPO reorganization, we will record net deferred income tax assets of $193.5 million, of which $11.0 million will be classified as current assets. The IPO reorganization will cause us to become a taxable entity for U.S. federal and state income tax purposes, resulting in a one-time charge to earnings of $43.1 million to record the tax liabilities applicable to the cumulative differences between the financial reporting and tax bases of our assets and liabilities, relating primarily to basis differences in fixed assets. We will record this charge on the date of the IPO reorganization.

      In assessing the realizability of deferred income tax assets, we considered whether it is more likely than not that some portion or all of our deferred income tax assets will be realized. In making this assessment, we weighed negative evidence (cumulative operating losses) with positive evidence (a three year average of domestic pre-tax income, after adjustments for nonrecurring items, permanent differences, and other appropriate adjustments including the reduction of interest expense computed as if the initial public offering and the concurrent transactions had occurred at the beginning of the three year period, of approximately $20.6 million) and considered the impact of the future reversals of existing taxable temporary differences. Based on this analysis, we have estimated that our future taxable income of approximately $540 million over the next 26 years would be necessary to fully realize the benefits of the net deferred income tax assets. Based on our estimated amount of future taxable income, the scheduled expiration of carryforwards and the expected reversal of taxable temporary differences, we have determined that a valuation allowance of $38.6 million is necessary to reduce deferred income tax assets to an amount that is more likely than not to be realized.

      Should there be a change in circumstances that causes a change in our judgment about the realizability of the deferred tax asset in future years, a change in the valuation allowance will ordinarily be recorded in income from continuing operations.

(12) As a result of our 1998 recapitalization, as of September 29, 2002 we had negative net worth for accounting purposes. However, in our 1998 recapitalization, Blackstone and an institutional investor paid $208.3 million in cash for 85% of the partnership interests of Graham Packaging Holdings Company and the Graham family retained a 15% interest which, based on the amount paid by Blackstone and the institutional investor, had an implied value of $36.8 million. In addition, on each of September 29, 2000 and March 29, 2001, our equity owners made equity contributions of $50.0 million to us.

                                  RISK FACTORS

     As a stockholder, you will be subject to all risks inherent in our business. The market value of your shares will reflect the performance of our business relative to, among other things, that of our competitors and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our common stock.


RISKS RELATED TO OUR BUSINESS

     OUR DEBT AGREEMENTS CONTAIN RESTRICTIONS THAT MAY LIMIT OUR FLEXIBILITY IN OPERATING OUR BUSINESS.

     Our new senior credit agreement will contain, and our indentures contain, a number of significant covenants that, among other things, restrict our ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in transactions with affiliates and otherwise restrict our activities. In addition, under our new senior credit agreement, we will be required to satisfy specified financial ratios and tests. Our ability to comply with those provisions may be affected by events beyond our control, and we may not be able to meet those tests. The breach of any of these covenants could result in a default under our new senior credit agreement and the lenders could elect to declare all amounts borrowed under our new senior credit agreement, together with accrued interest, to be due and payable and could proceed against any collateral securing that indebtedness. Substantially all of our domestic tangible and intangible assets will be pledged as collateral pursuant to the terms of our new senior credit agreement. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness.

     OUR AVAILABLE CASH AND ACCESS TO ADDITIONAL CAPITAL MAY BE LIMITED BY OUR SUBSTANTIAL LEVERAGE.


     We are highly leveraged. As of September 29, 2002, on a pro forma basis after giving effect to this offering and the concurrent transactions, we would have had consolidated indebtedness of $903.9 million and stockholders' deficit of $75.4 million. Our annual interest expense for 2001 would have been $83.9 million on the same pro forma basis. Availability under our new revolving credit facility as of September 29, 2002, on a pro forma basis after giving effect to the IPO reorganization, this offering and the concurrent transactions would have been $150.0 million. We intend to fund our operating activities and capital expenditures in part through borrowings under our new revolving credit facility. Our new senior credit agreement and our indentures permit us to incur additional indebtedness, subject to certain limitations. All loans outstanding under our new revolving credit facility are scheduled to be repaid in 2007 and our scheduled annual principal repayments for the term loan under our new senior credit agreement, on the same pro forma basis, would be as follows:

     o  2003 -- $2.5 million
     o  2004 -- $5.0 million
     o  2005 -- $25.0 million
     o  2006 -- $50.0 million
     o  2007 -- $50.0 million
     o  2008 -- $234.4 million
     o  2009 -- $234.4 million
     o  2010 -- $58.7 million

     The term loan facility and revolving credit facility will become due on July 15, 2007 if the $225.0 million senior subordinated notes have not been refinanced by January 15, 2007.


     In addition, $225.0 million of senior subordinated notes of our subsidiary, Graham Packaging Company, matures in 2008 and $169.0 million of our senior discount notes matures in 2009, which had an accreted value of $164.1 million as of September 29, 2002. After the consummation of this offering, we intend to redeem all of the senior discount notes with borrowings under our term loan facility. Upon redemption, the accreted value of the senior discount notes will be $169 million.


     Our high degree of leverage could have important consequences to you, including, but not limited to, the following:

     o our ability to refinance existing indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future;

     o a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, including capital expenditures necessary for maintenance of our facilities and for the growth of our businesses;

     o some of our borrowings are and will continue to be at variable rates of interest, which expose us to the risk of increased interest rates;

     o we may be substantially more leveraged than some of our competitors, which may place us at a competitive disadvantage; and

     o our substantial degree of leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable in the event of a downturn in general economic conditions or in our business.


     INCREASES IN RESIN PRICES AND REDUCTIONS IN RESIN SUPPLIES COULD SIGNIFICANTLY SLOW OUR GROWTH AND DISRUPT OUR OPERATIONS.


     We depend on large quantities of PET, high-density polyethylene, also known as HDPE, and other resins in manufacturing our products. One of our primary strategies is to grow our business by capitalizing on the conversion from glass, metal and paper containers to plastic containers. A sustained increase in resin prices, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to plastic containers. Historically, we have passed through substantially all increases and decreases in the cost of resins to our customers through contractual provisions and standard industry practice; however, if we are not able to do so in the future and there are sustained increases in resin prices, our operating margins could be affected adversely. Furthermore, if we cannot obtain sufficient amounts of resin from any of our suppliers, or if a conflict with Iraq causes a substantial increase in oil prices, and as a result an increase in resin prices, we may have difficulty obtaining alternate sources quickly and economically, and our operations and profitability may be impaired.


     OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS RELATED TO FOREIGN CURRENCIES AND LOCAL LAWS IN SEVERAL COUNTRIES.


     We have significant operations outside the United States in the form of wholly-owned subsidiaries, cooperative joint ventures and other arrangements. Our 22 plants outside of the United States are located in Argentina (2), Belgium (1), Brazil (4), Canada (2), France (4), Germany (2), Hungary (1), Mexico (2), Poland (2), Spain (1) and Turkey (1). As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates (recently in Argentina in particular), imposition of limitations on conversion of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, labor relations problems, hyperinflation in some foreign countries and imposition or increase of investment and other restrictions by foreign governments or the imposition of environmental or employment laws. We typically price our products in our foreign operations in local currencies. As a result, an increase in the value of the dollar relative to those other currencies can have a negative effect on our profitability. Exchange rate fluctuations decreased comprehensive income by $22.3 million,

$10.4 million and $10.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. To date, the above-mentioned risks in Europe, North America and South America have not had a material impact on our operations, but those risks may hurt our ability to operate profitably in those regions in the future.


     WE WOULD LOSE A SIGNIFICANT SOURCE OF REVENUES AND PROFITS IF WE LOST ANY OF OUR LARGEST CUSTOMERS.


     PepsiCo, through its Gatorade, Tropicana, and Dole product lines, is our largest customer. These product lines collectively accounted for approximately 17% of our net sales for the year ended December 31, 2001 and approximately 18% of our net sales for the nine months ended September 29, 2002. PepsiCo's termination of its relationship with us could have a material adverse effect upon our business, financial position or results of operations. We are not the sole supplier of plastic packaging to PepsiCo. Additionally, in 2001 our top 20 customers comprised over 81% of our net sales. Our existing customers' purchase orders and contracts typically vary from two to ten years. Prices under these arrangements are tied to market standards and therefore vary with market conditions. The contracts, including those with PepsiCo, generally are requirements contracts which do not obligate the customer to purchase any given amount of product from us. Accordingly, despite the existence of supply contracts with our customers, although in the past our customers have not purchased amounts under supply contracts that in the aggregate are materially lower than what we have expected, we face the risk that in the future customers will not continue to purchase amounts that meet our expectations. If any of our largest customers terminated its relationship with us, we would lose a significant source of revenues and profits. Additionally, the loss of one of our largest customers could result in our having excess capacity if we are unable to replace that customer. This could result in our having excess overhead and fixed costs. This could also result in our selling, general and administrative expenses and capital expenditures representing increased portions of our revenues.


     OUR PROFITABILITY COULD DECLINE IF WE FAIL TO INCREASE OUR EFFICIENCY IN THE DECLINING DOMESTIC MOTOR OIL BUSINESS.


     We forecast that the domestic one quart motor oil business will decline between 1% to 2% measured by unit volume per year for the next five years due to several factors, including, but not limited to, the decreased need of motor oil changes in new automobiles and the growth in retail automotive fast lubrication and fluid maintenance service centers such as Jiffy Lube Service Centers. In the past, we have encountered pricing pressures on several existing contracts that came up for renewal. Our domestic automotive business generated net sales of $174.5 million and $137.0 million for the year ended December 31, 2001 and the nine months ended September 29, 2002, respectively, which accounted for 19% and 20% of our total net sales for those periods. We could experience further declines in domestic demand for, and prices of, plastic packaging for motor oil. Although we have been able over time to partially offset pricing pressures by reducing our cost structure and making the manufacturing process associated with our domestic automotive business more efficient, we cannot assure you that we will be able to continue to do so in the future.


     OUR OPERATIONS COULD EXPOSE US TO SUBSTANTIAL ENVIRONMENTAL COSTS AND LIABILITIES.

     We must comply with a variety of national, state, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal, and management of, regulated materials and waste, and impose liability for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals, or other releases of hazardous substances or materials. These domestic and international environmental laws can be complex and may change often, the compliance expenses can be significant, and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as "Superfund" in the United States, impose strict, and in some cases, joint and several, liability on specified responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. As a result, contamination at properties that we formerly owned or operated, as well as contamination at properties that we currently own or operate, as well as contamination at properties to which we sent hazardous substances, may result in our liability under environmental laws. As a manufacturer, we have an inherent risk of liability under environmental laws, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on our properties or as a result of our operations. We could, in the future, incur a material liability resulting from the costs of complying with environmental laws or any claims concerning noncompliance, or liability from contamination.

     In addition, a number of governmental authorities both in the United States and abroad have considered or are expected to consider legislation aimed at reducing the amount of plastic wastes disposed. Programs have included mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material, and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers, or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that would be material.

     BLACKSTONE CONTROLS US AND MAY HAVE CONFLICTS OF INTEREST WITH US OR OTHER STOCKHOLDERS IN THE FUTURE.


     After the IPO reorganization and this offering, Blackstone will own 49.6% of our outstanding common stock. As a result, Blackstone will have significant influence over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that any such transactions are in their own best interests. Additionally, Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Blackstone may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.


     OUR ABILITY TO OPERATE OUR COMPANY EFFECTIVELY COULD BE IMPAIRED IF WE LOST KEY PERSONNEL.

     Our success depends to a large extent on a number of key employees, and the loss of the services provided by them could have a material adverse effect on our ability to operate our business and implement our strategies effectively. In particular, the loss of the services provided by G. Robinson Beeson, Scott G. Booth, John A. Buttermore, John E. Hamilton, Roger M. Prevot, Ashok Sudan and Philip R. Yates, among others, could have a material adverse effect on the management of our company. We do not maintain "key" person insurance on any of our executive officers.

     IF WE MAKE ACQUISITIONS IN THE FUTURE, WE MAY EXPERIENCE ASSIMILATION PROBLEMS AND DISSIPATION OF MANAGEMENT RESOURCES AND WE MAY NEED TO INCUR ADDITIONAL INDEBTEDNESS.

     Our future growth may be a function, in part, of acquisitions of other consumer goods packaging businesses. To the extent that we grow through acquisitions, we will face the operational and financial risks commonly encountered with that type of a strategy. We would also face operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting our ongoing business, dissipating our limited management resources and impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management. Additionally, we have incurred indebtedness to finance past acquisitions, and we would likely incur additional indebtedness to finance future acquisitions, as permitted under our new senior credit agreement and our indentures, in which case we would also face certain financial risks associated with the incurring of additional indebtedness to make an acquisition, such as reducing our liquidity, access to capital markets and financial stability.

     Additionally, the types of acquisitions we will be able to make will be limited by our new senior credit agreement, which will limit the amount that we may pay for an acquisition to $40 million plus additional amounts based on an unused available capital expenditure limit, certain proceeds from new equity issuances and other amounts. In the event that we issue new shares of our common stock as consideration for future acquisitions, you will experience dilution.


     OUR OPERATIONS AND PROFITABILITY COULD SUFFER IF WE EXPERIENCE LABOR RELATIONS PROBLEMS.


     Approximately 42% of our employees worldwide are covered by collective bargaining or similar agreements which expire at various times in each of the next several years. We believe that we have satisfactory relations with our unions and, therefore, anticipate reaching new agreements on satisfactory terms as the existing agreements expire. We may not be able to reach new agreements without a work stoppage or strike and any new agreements that are reached may not be reached on terms satisfactory to us. A prolonged work stoppage or strike at any one of our manufacturing facilities could have a material adverse effect on our results of operations.



     OUR ABILITY TO EXPAND OUR OPERATIONS COULD BE ADVERSELY AFFECTED IF WE LOSE ACCESS TO ADDITIONAL BLOW MOLDING EQUIPMENT.


     Access to blow molding technology is important to our ability to expand our operations. Our primary blow molding technology is supplied by Graham Engineering and the Sidel Group. If we are unable to obtain new blow molding equipment from either of these manufacturers, our ability to expand our operations may be materially and adversely affected in the short-term until alternative sources of technology could be arranged.



RISKS RELATED TO THIS OFFERING


     THERE IS NO PRIOR MARKET FOR OUR COMMON STOCK AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP.

     Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained in the future. The initial public offering price of the common stock has been determined solely based on negotiations between us and the underwriters and may not be indicative of the market price of the common stock after completion of this offering or the price at which common stock may be sold in the public market after this offering. See "Underwriting" for information relating to the method of determining the initial public offering price of common stock.


     YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IF YOU PURCHASE COMMON STOCK IN THIS OFFERING.


     The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Accordingly, based on an initial public offering price of $17.50 per share, purchasers of our common stock offered hereby will experience immediate and substantial dilution of $20.48 in net tangible book value per share of the common stock. To the extent that shares of common stock are issued upon the exercise of outstanding options, you will experience less dilution. If all of these currently exercisable options had been exercised as of September 29, 2002, the dilution per share to new investors would have been $20.22. You will also experience dilution if we issue new shares of our common stock as consideration for acquisitions. See "Dilution".



     THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE.


     Sales of substantial amounts of our common stock in the public market after the completion of this offering or the public perception that these sales could occur could cause a decline in the market price of our common stock and could impair our future ability to raise capital through offerings of our common stock. There will be 35,250,000 shares of common stock outstanding immediately after this offering, or 37,200,000 shares if the underwriters exercise their over-allotment option in full, and a maximum of 2,383,177 shares underlying outstanding options. The shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our

"affiliates," as that term is defined in Rule 144 under the Securities Act. Shares that are "restricted securities," as that term is defined under Rule 144 of the Securities Act, subject to the restrictions described below, will become eligible for sale in the public market immediately after the date of this prospectus, subject to the limitations and other conditions of Rule 144 under the Securities Act.



     In connection with this offering, we have agreed, except in limited circumstances, not to sell shares of common stock for 180 days after the date of this prospectus. Additionally, Blackstone, DB Capital Investors, L.P., the Graham Family and our executive officers and directors agreed, except in limited circumstances, not to sell an aggregate of 22,250,000 shares of common stock owned by them and options exercisable for a maximum of an additional 2,383,177 shares of common stock, or the common stock underlying those options, for 180 days after the date of this prospectus without the lead underwriters' consent. Sales of shares held by principal shareholders or any other shareholder or the availability of these shares for future sale could affect the market price of our common stock.



            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS


     All statements other than statements of historical facts included in this prospectus, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, budgets and projected costs and plans and objectives of management for future operations, and the information referred to under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk", are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or similar terminology. Although we believe that the expectations reflected in our forward-looking statements are reasonable, expectations may prove to have been incorrect. Important factors that could cause actual results to differ materially from our expectations include, without limitation:


      o the restrictive covenants contained in instruments governing our indebtedness;
      o  our high degree of leverage and substantial debt service obligations;
      o our exposure to fluctuations in resin prices and our dependence on resin supplies;
      o  risks associated with our international operations;
      o our dependence on significant customers and the risk that customers will not purchase our products in the amounts expected by us under our requirements contracts;
      o  a decline in the domestic motor oil business;
      o  risks associated with environmental regulation;
      o  the possibility that Blackstone's interests will conflict with ours;
      o our dependence on our key management and our labor force and the material adverse effect that could result from the loss of their services;
      o  risks associated with possible future acquisitions; and
      o  our dependence on blow molding equipment providers.


     See "Risk Factors". All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.

                             THE IPO REORGANIZATION

     Immediately prior to, and in connection with, this offering, we will undergo a reorganization in which GPC Capital Corp. II, a Delaware corporation and a wholly-owned subsidiary of Graham Packaging Holdings Company, will change its name to Graham Packaging Company Inc. and exchange newly issued shares of its common stock for all of the partnership interests of its existing parent Graham Packaging Holdings Company, a Pennsylvania limited partnership. We will undergo the IPO reorganization solely in order to be able to effect this offering. Prior to the IPO reorganization, GPC Capital Corp. II's sole purpose has been to act as co-obligor with Graham Packaging Holdings Company on its senior discount notes and as co-guarantor with Graham Packaging Holdings Company under its existing senior credit agreement. GPC Capital Corp. II has had only nominal assets, does not conduct any operations and did not receive any proceeds from co-issuing the senior discount notes.


     Graham Packaging Holdings Company is currently owned by Blackstone, members of our management and DB Capital Investors, L.P., an institutional investor, who collectively own an 81% limited partnership interest and a 4% general partnership interest, and by members of the Graham family, who collectively own a 14% limited partnership interest and a 1% general partnership interest. In the IPO reorganization, Graham Packaging Company Inc. will exchange newly issued shares of its common stock for all of these partnership interests. After the IPO reorganization and this offering, Blackstone, the Graham Family, DB Capital Investors, L.P. and members of management will beneficially own 49.6%, 9.5%, 2.6% and 1.4% of our outstanding common stock, respectively, with market values of $306.1 million, $58.4 million, $15.9 million and $8.9 million, based on an assumed initial public offering price of $17.50.


     Upon the exchange of our common stock for the partnership interests of Graham Packaging Holdings Company, Graham Packaging Holdings Company will liquidate and all of its assets will be transferred to Graham Packaging Company Inc. Simultaneous with the exchange of stock for partnership interests, Graham Packaging Holdings Company options held by management will be adjusted into options to purchase our common stock.


     As a result of the IPO reorganization, we will record net deferred income tax assets of approximately $194 million. The net deferred income tax assets are primarily based on differences between the financial reporting and tax bases of our assets and liabilities which arose in our 1998 recapitalization and the tax benefit of net operating losses incurred in the interim. As a result, we will record an increase in additional paid-in capital, partially offset by a deferred tax liability that we will record as a one-time charge to earnings.


     The following charts show our organizational structure both before and after the IPO reorganization and this offering:



        BEFORE THE IPO REORGANIZATION AND THIS OFFERING                          AFTER THE IPO REORGANIZATION AND THIS OFFERING
                     [GRAPHIC OMITTED]                                                       [GRAPHIC OMITTED]

Blackstone and        Management                   Graham
Other Investors                                    Family                                                        Public
                                                                                 Blackstone and                               Graham
     97.8%            2.2%                                                       Other Investors  Management                  Family

  BMP/Graham                      Options                  100%
Holdings Corp.                   for 3.6%      14%LP                                                         1.4%
                                                         Graham                                             Options       36.9%
    100%              81%LP                             Packaging                               52.2%       for 6.2%            9.5%
                                                      Corporation
  BCP/Graham
Holdings LLC
                                                      1%GP
    4% GP                                                                                             Graham Packaging Company Inc.
                Graham Packaging Holdings Company

                100%                                                                                                            100%

                                                                                                             99%   GPC Opco, LLC

       GPC Capital Corp. II                    100%      GP = General Partner Interest                               1%
          (Our Company)            99%    GPC Opco, LLC
                                               1%        LP = Limited Partner Interest                Graham Packaging Company


                    Graham Packaging Company

     Our existing organizational and capital structures are based on our February 1998 recapitalization transaction, in which the Graham Family sold a controlling interest in our company to affiliates of the Blackstone Group. The principal components and consequences of the recapitalization included the following:


    o A change in the name of the predecessor company to Graham Packaging Holdings Company;

    o The contribution by Graham Packaging Holdings Company of substantially all of its assets and liabilities to the operating company, Graham Packaging Company;

    o The contribution by certain Graham entities to us of their ownership interests in some of our partially-owned subsidiaries and some real estate used but not owned by us;

    o The initial borrowing by Graham Packaging Company of $403.5 million under the existing senior credit agreement;

    o The issuance of $225.0 million of senior subordinated notes by our subsidiary, Graham Packaging Company, and $100.6 million gross proceeds ($169.0 million aggregate principal amount at maturity) senior discount notes by us;

    o The repayment by Graham Packaging Company of substantially all of our then-existing indebtedness;

    o The distribution by Graham Packaging Company to Graham Packaging Holdings Company of all of the remaining net proceeds of the bank borrowings and the senior subordinated notes, other than amounts necessary to pay certain fees and expenses and payments to management;

    o The redemption by Graham Packaging Holdings Company of some of its partnership interests held by the Graham entities for $429.6 million;

    o The purchase by Blackstone, DB Capital Investors, L.P., which is an affiliate of an underwriter in this offering, and members of management, of partnership interests in Graham Packaging Holdings Company held by the Graham entities for $208.3 million;

    o The repayment by the Graham entities of amounts owed to Graham Packaging Holdings Company under $20.2 million of promissory notes;

    o The recognition of additional compensation expense under an equity appreciation plan;

    o The payment of bonuses and other cash payments and the granting of certain equity awards to members of management; and

    o The payment of a $6.2 million tax distribution by Graham Packaging Holdings Company on November 2, 1998 to Graham entities for tax periods prior to the recapitalization.


     In addition to Blackstone's equity investment in 1998, on each of September 29, 2000 and March 29, 2001, it made an equity contribution of $39.3 million to Graham Packaging Holdings Company, bringing Blackstone's total equity investment in our company to $273.8 million. Blackstone does not have any other investments in our company. Additionally, in connection with the 1998 recapitalization, we entered into a monitoring agreement with Blackstone under which we pay Blackstone a $1.0 million annual fee.

     Blackstone and the Graham entities will not receive any payments out of the proceeds from this offering and the concurrent transactions.

     DB Capital Investors, L.P. made a $10.0 million investment in our company in connection with our 1998 recapitalization and made additional equity contributions of $2.0 million to us on each of September 29, 2000 and March 29, 2001. An affiliate of DB Capital Investors, L.P. is the administrative agent, collateral agent and a lender under our existing senior credit agreement, which is being refinanced in the concurrent transactions. In addition, one of its affiliates will be a lender under our new senior credit agreement, and one of its affiliates is an underwriter of this offering and will receive customary fees for those services.

                          THE CONCURRENT TRANSACTIONS



     We intend to implement a refinancing plan designed to reduce the amount and extend the maturities of our outstanding long-term debt, reduce our interest expense and improve our financial flexibility. As part of this plan, concurrent with the sale of shares of our common stock in this offering, we intend to effect the following transactions:


     New senior credit agreement. Our subsidiary, Graham Packaging Company, will enter into a new senior credit agreement, which will replace our existing senior credit agreement and will consist of a $660.0 million term loan facility and a $150.0 million revolving credit facility to fund ongoing working capital requirements and general corporate purposes following the consummation of this offering and the concurrent transactions. Borrowings under the term loan facility will be used, together with proceeds from this offering, to repay all of the borrowings under our existing senior credit agreement and to redeem our senior discount notes as described below. As of September 29, 2002, there were $664.5 million of term and revolving loans outstanding and $2.0 million of accrued interest under the existing senior credit agreement. See "Description of Our Indebtedness" for a description of the expected material terms of the new senior credit agreement.


     Redemption of senior discount notes. We intend to redeem all $169.0 million aggregate principal amount at maturity of our outstanding senior discount notes due 2009. We have the right to redeem the senior discount notes beginning on January 15, 2003 at 105.375% of their principal amount. We intend to redeem the senior discount notes after the consummation of this offering. We intend to fund the redemption price, related fees and expenses and accrued interest on the senior discount notes using term loan borrowings under our new senior credit agreement, which will be made on a delayed-draw basis.

                                USE OF PROCEEDS



     The net proceeds to us, after deducting the underwriting discount and estimated offering expenses, from the sale of the common stock offered by us in this offering at an assumed public offering price of $17.50 are estimated to be approximately $210.9 million, or $242.6 million if the underwriters exercise their over-allotment option.


     We intend to contribute the net proceeds from this offering to Graham Packaging Company. Graham Packaging Company will use those proceeds, along with proceeds from its new senior credit agreement to repay all indebtedness under the existing senior credit agreement. After the consummation of this offering, we intend to use borrowings under our new term loan facility to fund the redemption of $169.0 million aggregate principal amount at maturity of our senior discount notes, which had an accreted value of $164.1 million as of September 29, 2002, and associated accrued interest, premiums, fees and expenses. See "The Concurrent Transactions".





     SOURCES OF FUNDS (IN MILLIONS):
       New senior credit agreement:
        Revolving credit facility (a) ....................................    $    --
        Term loan ........................................................      660.0
       Common stock offered hereby .......................................      227.5
                                                                              -------
          TOTAL SOURCES ..................................................    $ 887.5
                                                                              =======
     USES OF FUNDS (IN MILLIONS):
       Repayment of loans under existing senior credit agreement .........    $ 664.5
       Redemption of senior discount notes (b) ...........................      173.3
       General corporate purposes (c) ....................................       15.7
       Fees and expenses related to this offering and the new senior
        credit agreement (d) .............................................       34.0
                                                                              -------
        TOTAL USES .......................................................    $ 887.5
                                                                              =======


----------

(a) We will have $150.0 million of availability under the new revolving credit facility.

(b) Represents accreted value of $164.1 million at September 29, 2002 and $9.2 million of premiums. We intend to redeem the senior discount notes after the consummation of this offering. Upon redemption, the accreted value of the senior discount notes will be $169.0 million. The senior discount notes accreted value at a rate of 10 3/4% per annum through January 14, 2003 and began to accrue cash interest at a rate of 10 3/4% per annum beginning January 15, 2003.

(c) Includes $2.0 million of accrued interest with respect to our existing senior credit agreement that will be paid upon consummation of the concurrent transactions.

(d) Fees and expenses include the estimated underwriting discount and fees and expenses of this offering and estimated bank, legal and accounting fees.


     As of September 29, 2002, the tranche A term loan, tranche B term loan, tranche C term loan and tranche D term loan accrued interest at rates of 3.56%, 4.13%, 4.38% and 4.41%, respectively, and were due to mature on January 31, 2004, January 31, 2006, January 31, 2007 and January 31, 2007, respectively. The revolving credit loans and growth capital revolving credit loans accrued interest as of September 29, 2002 at a weighted average rate of 3.59%, and were due to mature on January 31, 2004.

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain earnings, if any, for future operation and expansion. Any decision to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operations, legal restrictions and other factors deemed relevant by our board of directors. In addition, the amounts available to us to pay cash dividends will be restricted by our debt agreements. Under our new senior credit agreement, we do not have the ability to pay dividends on our common stock. Our indenture will limit our ability to pay dividends based on 50% of our net income cumulative from February 2, 1998, plus proceeds from sales of equity, capital contributions and the return on certain types of investments.


                                    DILUTION


     As of September 29, 2002, we had a net tangible book deficit of $289.3 million, or $13.00 per share, on a pro forma basis after giving effect to the IPO reorganization. Net tangible book value per share is equal to total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock then outstanding. Without taking into account any adjustment in net tangible book value attributable to operations after September 29, 2002, after giving effect to the sale by us of shares in this offering at an assumed initial public offering price of $17.50, our adjusted net tangible book deficit as of September 29, 2002, after deduction of the underwriting discount and estimated offering expenses and the application of the estimated net proceeds as described under "Use of Proceeds", would have been approximately $105.0 million or $2.98 per share. This represents an immediate increase in net tangible book value of $10.02 per share to existing stockholders and an immediate dilution of $20.48 per share to new investors. The following table illustrates this per share dilution:





    Assumed initial public offering price per share ............................    $  17.50
                                                                                    --------
      Net tangible book deficit per share as of September 29, 2002 pro forma for
       the IPO reorganization ..................................................       13.00
      Increase per share attributable to new investors .........................       10.02
                                                                                    --------
    Net tangible book deficit per share after this offering ....................        2.98
                                                                                    --------
    Dilution per share to new investors ........................................    $  20.48
                                                                                    ========



     The computations made above do not give effect to 496,143 shares of common stock issuable upon exercise of stock options outstanding as of September 29, 2002, which are currently exercisable at an exercise price of $15.51 per share. To the extent that shares of common stock are issued in connection with the exercise of stock options, there will be less dilution to new investors. If all of these options had been exercised as of September 29, 2002, the dilution per share to new investors would be $20.22.

     The following table summarizes as of September 29, 2002 the relative investments of all existing stockholders and new investors, giving effect to our sale of shares in this offering at an assumed initial public offering price of $17.50 per share (without giving effect to the underwriting discount and offering expenses payable by us):






                                         SHARES PURCHASED           TOTAL CONSIDERATION
                                     ------------------------   ---------------------------    AVERAGE PRICE
                                        NUMBER       PERCENT         AMOUNT        PERCENT       PER SHARE
                                     ------------   ---------   ---------------   ---------   --------------
   Existing stockholders .........   22,250,000        63.1%     $345,000,000        60.3%       $  15.51
   New investors .................   13,000,000        36.9       227,500,000        39.7           17.50
                                     ----------       -----      ------------       -----        --------
    Total ........................   35,250,000       100.0%     $572,500,000       100.0%       $  16.24
                                     ==========       =====      ============       =====

                                 CAPITALIZATION



     The following table sets forth the capitalization on an unaudited, actual basis of Graham Packaging Holdings Company as of September 29, 2002 and the capitalization on an unaudited, as adjusted basis after giving effect to the IPO reorganization, the estimated net proceeds from our sale of the shares of common stock in this offering at an assumed initial public offering price of $17.50 per share, and the concurrent transactions. See "The Concurrent Transactions" and "Use of Proceeds".





                                                                              SEPTEMBER 29, 2002
                                                                     ------------------------------------
                                                                                      AS ADJUSTED FOR THE
                                                                                      IPO REORGANIZATION,
                                                                                         THIS OFFERING
                                                                                            AND THE
                                                                                          CONCURRENT
                                                                         ACTUAL          TRANSACTIONS
                                                                     -------------   --------------------
                                                                                (IN THOUSANDS)
Long-term debt, including current portion:
   Senior credit agreement (1)
    Revolving credit facilities (2) ..............................    $  150,000          $      --
    Term loans ...................................................       514,475            660,000
   8 3/4% senior subordinated notes due 2008 (1) .................       150,000            150,000
   Floating rate senior subordinated notes due 2008 (1) ..........        75,000             75,000
   10 3/4% senior discount notes due 2009 (3) ....................       164,067                 --
   Other debt ....................................................        18,884             18,884
                                                                      ----------          ---------
Total debt .......................................................     1,072,426            903,884
                                                                      ----------          ---------
Partners' capital/stockholders' equity (deficit):
   Partners' capital (deficit) ...................................      (411,770)                --
   Common stock, 1,000 shares authorized, 1,000 shares issued and outstanding, actual; 200,000,000 shares authorized,
    35,250,000 shares issued and outstanding, as adjusted for
    the IPO reorganization and this offering .....................            --                353
   Additional paid-in capital ....................................            --             31,143
   Notes and interest receivable for ownership interests .........        (2,556)            (2,556)
   Retained earnings (deficit) ...................................            --            (68,226)
   Accumulated other comprehensive loss ..........................       (45,520)           (36,130)
                                                                      ----------          ---------
Total partners' capital/stockholders' equity (deficit) ...........      (459,846)           (75,416)
                                                                      ----------          ---------
   Total capitalization ..........................................    $  612,580          $ 828,468
                                                                      ==========          =========




----------
(1)   Represents debt of our subsidiary, Graham Packaging Company.


(2) A maximum of $150.0 million will be available for borrowing under the new revolving credit facility. As of January 10, 2003, approximately $161 million of loans and $4.1 million of letters of credit were outstanding under our existing revolving credit facilities. See "Description of Our Indebtedness".


(3) The senior discount notes accrete to $169.0 million aggregate principal amount at maturity.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


     The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to the historical consolidated financial statements of our parent, Graham Packaging Holdings Company, included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 29, 2002 and the year ended December 31, 2001 give effect to the IPO reorganization, this offering and the concurrent transactions as if those transactions had occurred on January 1, 2001. The unaudited pro forma condensed consolidated balance sheet as of September 29, 2002 gives effect to the IPO reorganization, this offering and the concurrent transactions as if those transactions had occurred on September 29, 2002. The pro forma adjustments are described in the accompanying notes.



     The unaudited pro forma condensed consolidated financial statements should not be considered indicative of actual results that would have been achieved had the IPO reorganization, this offering and the concurrent transactions been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Graham Packaging Holdings Company and the related notes included elsewhere in this prospectus.

                         GRAHAM PACKAGING COMPANY INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2001
                     (IN MILLIONS, EXCEPT PER SHARE DATA)






                                                            ACTUAL
                                                            GRAHAM                           OFFERING AND         PRO FORMA
                                                          PACKAGING           IPO             CONCURRENT            GRAHAM
                                                           HOLDINGS     REORGANIZATION       TRANSACTIONS         PACKAGING
                                                           COMPANY        ADJUSTMENTS        ADJUSTMENTS         COMPANY INC.
                                                         -----------   ----------------   -----------------   -----------------
Net sales ............................................     $ 923.1                                                 $ 923.1
Cost of goods sold ...................................       771.2                                                   771.2
                                                           -------                                                 -------
Gross profit .........................................       151.9                                                   151.9
Selling, general and administrative expenses .........        58.2                                                    58.2
Impairment charges ...................................        38.0                                                    38.0
Special charges and unusual items ....................         0.2                                                     0.2
                                                           -------                                                 -------
Operating income .....................................        55.5                                                    55.5
Interest expense, net ................................        98.5                            $  (14.6)(b)            83.9
Other expense ........................................         0.2                                                     0.2
Minority interest ....................................         0.5                                                     0.5
                                                           -------                                                 -------
Income (loss) before income taxes ....................      (43.7)                                14.6               (29.1)
Income tax provision .................................        0.3           $   1.6(a)             5.8 (c)             7.7
                                                           -------          -------           --------            --------
Net income (loss) ....................................     $(44.0)          $  (1.6)          $    8.8            $  (36.8)(d)
                                                           =======          =======           ========            =========
Pro forma earnings (loss) per share:
 Basic ...............................................                                                           $   (1.04)
                                                                                                                 =========
 Diluted .............................................                                                               (1.04)
                                                                                                                 =========
Weighted average shares outstanding:
 Basic ...............................................                                                              35,250
                                                                                                                 =========
 Diluted .............................................                                                              35,250
                                                                                                                 =========


                            See accompanying notes.

                         GRAHAM PACKAGING COMPANY INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 29, 2002
                     (IN MILLIONS, EXCEPT PER SHARE DATA)






                                                            ACTUAL
                                                            GRAHAM                          OFFERING AND        PRO FORMA
                                                          PACKAGING           IPO            CONCURRENT           GRAHAM
                                                           HOLDINGS     REORGANIZATION      TRANSACTIONS        PACKAGING
                                                           COMPANY        ADJUSTMENTS        ADJUSTMENTS       COMPANY INC.
                                                         -----------   ----------------   ----------------   ---------------
Net sales ............................................    $  695.0                                              $ 695.0
Cost of goods sold ...................................       563.4                                                563.4
                                                          --------                                              -------
Gross profit .........................................       131.6                                                131.6
Selling, general and administrative expenses .........        45.8                                                 45.8
Impairment charges ...................................         4.3                                                  4.3
                                                          --------                                              -------
Operating income .....................................        81.5                                                 81.5
Interest expense, net ................................        61.9                            $  (8.4)(b)          53.5
Other expense ........................................         0.2                                                  0.2
Minority interest ....................................         1.0                                                  1.0
                                                          --------                                              -------
Income before income taxes ...........................        18.4                                8.4              26.8
Income tax provision .................................         2.3        $   12.4(a)             3.3 (c)          18.0
                                                          --------        --------            -------           -------
Net income ...........................................    $   16.1        $  (12.4)           $   5.1         $     8.8 (d)
                                                          ========        ========            =======         ==========
Pro forma earnings per share:
 Basic ...............................................                                                        $    0.25
                                                                                                              ==========
 Diluted .............................................                                                             0.25
                                                                                                              ==========
Weighted average shares outstanding:
 Basic ...............................................                                                           35,250
                                                                                                              ==========
 Diluted .............................................                                                           35,345
                                                                                                              ==========


                            See accompanying notes.

                         GRAHAM PACKAGING COMPANY INC.
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

(a) Reflects federal and state income taxes that Graham Packaging Holdings Company would have been subject to as a corporation had the IPO reorganization occurred on January 1, 2001. These taxes have been calculated at a 39.6% statutory tax rate.

(b) Reflects the net adjustment to interest expense as a result of this offering and the concurrent transactions, as follows (in millions):





                                                                       YEAR ENDED      NINE MONTHS ENDED
                                                                      DECEMBER 31,       SEPTEMBER 29,
                                                                          2001               2002
                                                                     --------------   ------------------
   Interest expense on the term loan facility under the new senior credit agreement at an assumed interest rate of 7.9% in 2001
    and 5.4% in 2002 .............................................      $  52.1            $  26.5
   Commitment fee (0.5%) for the undrawn revolving credit facility
    under the new senior credit agreement ........................          0.8                0.6
   Amortization of debt issuance fees related to the concurrent
    transactions .................................................          3.2                2.4
   Less historical interest on the indebtedness repaid ...........        (67.0)             (35.2)
   Less historical amortization of debt issuance fees on the
    indebtedness repaid ..........................................         (3.7)              (2.7)
                                                                        -------            -------
   Total adjustment ..............................................      $ (14.6)           $  (8.4)
                                                                        =======            =======



           A 1/8% increase or decrease in the interest rate applicable to the new senior credit agreement would increase or decrease pro forma interest expense by $824,000 and $614,000 for the year ended December 31, 2001 and the nine months ended September 29, 2002, respectively.


(c) Pro forma provision for income taxes for the tax effect of the pro forma adjustments to interest expense, at a statutory tax rate of 39.6%.


(d) Pro forma net income (loss) does not include the following non-recurring charges which will be charged to earnings in the quarter in which the existing indebtedness is repaid and the IPO reorganization occurs. If these transactions had occurred in the quarter ended September 29, 2002, on a pro forma basis, after giving effect to those transactions, these charges would have been:

           o An expense of $10.7 million resulting from the write-off of debt issuance fees related to the indebtedness repaid,

           o An expense of $9.2 million resulting from the premiums, fees and expenses associated with the redemption of our senior discount notes,

           o A net expense of $5.2 million (consisting of a $8.6 million non-cash charge less the associated tax benefit of $3.4 million) resulting from the reclassification into earnings of the unrealized loss on interest rate swap agreements applicable to indebtedness under the existing senior credit agreement, and

           o A one-time charge to earnings to record a deferred tax liability of $43.1 million that we will recognize as a result of becoming a taxable entity. See Note (a) to the unaudited pro forma condensed consolidated balance sheet.

                         GRAHAM PACKAGING COMPANY INC.
           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                           AS OF SEPTEMBER 29, 2002
                                 (IN MILLIONS)






                                                         ACTUAL
                                                         GRAHAM                          OFFERING AND      PRO FORMA
                                                       PACKAGING          IPO             CONCURRENT         GRAHAM
                                                        HOLDINGS     REORGANIZATION      TRANSACTIONS      PACKAGING
                                                        COMPANY       ADJUSTMENTS         ADJUSTMENTS     COMPANY INC.
                                                      ----------- ------------------- ------------------ -------------
                       ASSETS
Current assets:
 Cash and cash equivalents ..........................  $     9.3                         $     13.7(c)     $    23.0
 Accounts receivable, net ...........................      105.3                                               105.3
 Inventories ........................................       58.4                                                58.4
 Prepaid expenses and other current assets ..........       15.2     $     11.0(a)                              26.2
                                                       ---------     ----------                            ---------
Total current assets ................................      188.2           11.0                13.7            212.9
Property, plant and equipment, net ..................      569.0                                               569.0
Goodwill ............................................        5.7                                                 5.7
Deferred income taxes ...............................        0.6          182.5 (a)                            183.1
Other non-current assets ............................       28.0                                6.7 (d)         34.7
                                                       ---------     ----------          ----------        ---------
Total ...............................................  $   791.5     $    193.5          $     20.4        $ 1,005.4
                                                       =========     ==========          ==========        =========
               LIABILITIES AND PARTNERS'
                 CAPITAL/STOCKHOLDERS'
                   EQUITY (DEFICIT)
Current liabilities:
 Accounts payable and accrued expenses ..............  $   164.5                         $     (2.0)(e)    $   162.5
 Current portion of long-term debt ..................       32.5                              (27.5) (f)         5.0
                                                       ---------                         ----------        ---------
Total current liabilities ...........................      197.0                              (29.5)           167.5
Long-term debt ......................................    1,040.0                             (141.1) (f)       898.9
Other non-current liabilities .......................       10.8                                                10.8
Minority interest ...................................        3.6                                                 3.6
Partners' capital/stockholders' equity (deficit):
 Partners' capital (deficit) ........................     (411.8)    $    411.8(b)                                --
 Common stock and additional paid-in capital
   (deficit) ........................................         --         (411.8))(b)
                                                              --          232.3 (a)           210.9 (g)         31.4
 Notes and interest receivable for ownership
   interests ........................................       (2.6)                                               (2.6)
 Retained earnings (deficit) ........................         --          (43.1)(a)           (25.1)(h)        (68.2)
 Accumulated other comprehensive loss ...............      (45.5)           4.3 (a)             5.2 (i)        (36.0)
                                                       ---------     ----------          ----------        ---------
Total partners' capital/stockholders' equity
 (deficit) ..........................................     (459.9)         193.5               191.0            (75.4)
                                                       ---------     ----------          ----------        ---------
Total ...............................................  $   791.5     $    193.5          $     20.4        $ 1,005.4
                                                       =========     ==========          ==========        =========


                            See accompanying notes.

                         GRAHAM PACKAGING COMPANY INC.
       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


(a) Reflects net deferred income tax assets that will be recorded as a result of the IPO reorganization. These net deferred income tax assets relate to differences between the financial reporting and tax bases of our assets and liabilities arising from (in millions):




   Our 1998 recapitalization and the tax benefit of net operating losses incurred in
    the interim that we will record as an increase in additional paid-in capital ...    $  232.3
   Other basis differences that we will recognize as a one-time charge to earnings
    upon our becoming a taxable entity .............................................       (43.1)
   Interest rate swaps and our additional minimum pension liability that we will
    record as a reduction in our accumulated other comprehensive loss ..............         4.3
                                                                                        --------
   Total net deferred income tax assets ............................................       193.5
   Less amount reflected in current assets .........................................        11.0
                                                                                        --------
   Net adjustment to long-term deferred income tax assets ..........................    $  182.5
                                                                                        ========


(b) Prior to the closing of the offering, we will complete the IPO reorganization in which we will:


           o change GPC Capital Corp. II's name to Graham Packaging Company
             Inc.;



           o exchange 22,250,000 shares of our newly issued common stock for all of the general and limited partnership interests of our parent, Graham Packaging Holdings Company; and


           o exchange options to purchase 883,177 shares of our common stock for all of the options of Graham Packaging Holdings Company, on the same economic terms and conditions as the Graham Packaging Holdings Company options



             As a result of these transactions, we will become the parent company of the Graham Packaging Group and our partners' capital (deficit) will be reflected as common stock and additional paid-in capital (deficit).


(c) Sources and uses of cash from this offering and the concurrent transactions are as follows (in millions):




     Sources of cash:
       New senior credit agreement:
        Revolving credit facility ........................................     $   --
        Term loan ........................................................      660.0
       Common stock offered hereby .......................................      227.5
                                                                               ------
          Total sources ..................................................      887.5
                                                                               ------
     Uses of cash:
       Repayment of loans under existing senior credit agreement .........      664.5
       Redemption of senior discount notes, including associated
        premiums, fees and expenses ......................................      173.3
       Accrued interest ..................................................        2.0
       Fees and expenses related to this offering and the new senior
        credit agreement .................................................       34.0
                                                                               ------
          Total uses .....................................................      873.8
                                                                               ------
       Cash ..............................................................     $ 13.7
                                                                               ======

(d) Reflects the net adjustment to other assets as a result of the concurrent transactions as follows (in millions):




   Write-off of existing debt issuance fees ..........................     $ (10.7)
   Debt issuance fees related to the concurrent transactions .........        17.4
                                                                           -------
   Net adjustment to other non-current assets ........................     $   6.7
                                                                           =======




(e) Reflects repayment of $2.0 million of accrued interest related to the existing senior credit agreement.



(f) Reflects the net adjustment to debt as a result of the concurrent transactions as follows (in millions):




   Proceeds from the new term loan facility of $660.0 million .....................    $  660.0
   Repayment of $514.5 million of term loans and $150.0 million of revolving loans
    under the existing senior credit agreement ....................................      (664.5)
   Redemption of $164.1 million of senior discount notes...........................      (164.1)
                                                                                       --------
   Total debt reduction ...........................................................      (168.6)
   Less amount reflected in current ...............................................      ( 27.5)
                                                                                       --------
   Net adjustment to long-term debt ...............................................    $ (141.1)
                                                                                       ========




(g) Reflects the proceeds from this offering of $227.5 million, net of estimated underwriting discount and fees and expenses of $16.6 million.



(h) Reflects the following adjustments to retained earnings (deficit) (in millions):




   Write-off of existing debt issuance fees ............................................     $ (10.7)
   Premiums, expenses and fees associated with the redemption of our senior
    discount notes .....................................................................        (9.2)
   Reclassification into earnings of the unrealized loss of $8.6 million on interest rate swap agreements applicable to indebtedness under the existing senior
    credit agreement, less the associated tax benefit of $3.4 million...................        (5.2)
                                                                                             -------
   Net adjustment to retained earnings (deficit) .......................................     $ (25.1)
                                                                                             =======




(i) Reflects the elimination from accumulated other comprehensive loss of the unrealized loss of $8.6 million on interest rate swap agreements applicable to indebtedness under the existing senior credit agreement, net of the related tax benefit of $3.4 million.

                            SELECTED FINANCIAL DATA


     The following tables set forth our selected historical consolidated financial data and other operating data for and at the end of each of the years in the five-year period ended December 31, 2001, which are derived from the audited financial statements, and for the nine months ended September 30, 2001 and September 29, 2002, respectively, which are derived from the unaudited consolidated financial statements of Graham Packaging Holdings Company which, in the opinion of management, include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data. The combined financial statements have been prepared for periods prior to our 1998 recapitalization to include our subsidiaries on a combined basis and for periods subsequent to our 1998 recapitalization, on a consolidated basis. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this prospectus.





                                                                      YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------
                                                        1997        1998        1999        2000        2001
                                                    ----------- ----------- ----------- ----------- -----------
                                                                           (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales (1) .....................................  $  532.6    $ 602.4     $  731.6    $ 842.6     $ 923.1
Gross profit (1) ..................................      84.7      115.4        142.7      134.5       151.9
Selling, general and administrative expenses ......      34.9       37.8         48.0       56.2        58.2
Impairment charges (2) ............................        --          --          --       21.1        38.0
Special charges and unusual items (3) .............      24.4       24.2          4.6        1.1         0.2
                                                     --------    --------    ---------   -------      -------
Operating income ..................................      25.4       53.4         90.1       56.1        55.5
Recapitalization expenses .........................        --       11.8           --         --          --
Interest expense, net .............................      13.4       68.0         87.5      101.7        98.5
Other expense (income) ............................       0.7       (0.2)        (0.7)       0.2         0.2
Minority interest .................................       0.2         --         (0.5)      (0.6)        0.5
Income tax provision (4) ..........................       0.6        1.1          2.5        0.4         0.3
                                                     --------    --------    ---------   --------     -------
Income (loss) before extraordinary item ...........      10.5      (27.3)         1.3      (45.6)      (44.0)
Extraordinary loss (5) ............................        --        0.7           --         --          --
                                                     --------    --------    ---------   --------     -------
Net income (loss) (6) .............................  $   10.5    $ (28.0)    $    1.3    $ (45.6)    $  (44.0)
                                                     ========    ========    =========   ========    ========
OTHER DATA:
Net sales growth ..................................                 13.1%        21.4%      15.2%        9.6%
Sales volume, in resin pounds .....................     448.0      503.4        614.6      654.6       728.0
Sales volume growth ...............................                 12.4%        22.1%       6.5%       11.2%
Cash flows from:
 Operating activities .............................  $   66.9    $  41.8     $   55.5    $  90.9     $  52.6
 Investing activities .............................     (72.3)    (181.2)      (181.8)    (164.7)      (77.2)
 Financing activities .............................       9.5      139.7        126.2       78.4        24.1
Adjusted EBITDA (7) ...............................      90.1      117.8        149.1      153.7       171.5
Depreciation and amortization (8) .................      41.0       39.3         53.2       66.2        71.7
Capital expenditures (excluding acquisitions) .....      53.2      133.9        171.0      163.4        74.3
Investments (including acquisitions)(9)(10) .......      19.0       45.2         10.3        0.1         0.2



                                                          NINE MONTHS ENDED
                                                    ------------------------------
                                                     SEPTEMBER 30,   SEPTEMBER 29,
                                                          2001           2002
                                                    --------------- --------------
                                                            (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales (1) .....................................     $ 713.9        $  695.0
Gross profit (1) ..................................      116.6            131.6
Selling, general and administrative expenses ......       42.5             45.8
Impairment charges (2) ............................        5.1              4.3
Special charges and unusual items (3) .............        0.1               --
                                                        -------        --------
Operating income ..................................       68.9             81.5
Recapitalization expenses .........................          --              --
Interest expense, net .............................       75.6             61.9
Other expense (income) ............................        0.4              0.2
Minority interest .................................        0.3              1.0
Income tax provision (4) ..........................        0.2              2.3
                                                        -------        --------
Income (loss) before extraordinary item ...........       (7.6)           16.1
Extraordinary loss (5) ............................         --              --
                                                        -------        --------
Net income (loss) (6) .............................    $  (7.6)       $   16.1
                                                       ========        ========
OTHER DATA:
Net sales growth ..................................       13.1%            (2.6)%
Sales volume, in resin pounds .....................      563.3            567.1
Sales volume growth ...............................       14.1%             0.7%
Cash flows from:
 Operating activities .............................    $  (0.7)        $   66.2
 Investing activities .............................      (64.9)           (74.4)
 Financing activities .............................       60.6              7.7
Adjusted EBITDA (7) ...............................      130.2            153.4
Depreciation and amortization (8) .................       52.9             56.6
Capital expenditures (excluding acquisitions) .....       62.5             70.3
Investments (including acquisitions)(9)(10) .......       (0.5)              --




                                                                        AS OF DECEMBER 31,
                                                   ------------------------------------------------------------
                                                      1997       1998        1999         2000         2001
                                                   --------- ----------- ------------ ------------ ------------
BALANCE SHEET DATA:                                                        (IN MILLIONS)
Working capital (deficit) (11) ...................  $   4.4   $    (5.5)  $     10.6   $    (23.5)  $    (10.4)
Deferred income tax assets -- long-term ..........      0.0         2.1          1.2          0.0          0.2
Total assets .....................................    387.5       596.7        741.2        821.3        758.6
Total debt .......................................    268.5       875.4      1,017.1      1,060.2      1,052.4
Partners' capital/owners' equity (deficit) (12) ..      2.3      (438.8)      (458.0)      (464.4)      (485.1)



                                                               AS OF
                                                   ------------------------------
                                                    SEPTEMBER 30,   SEPTEMBER 29,
                                                         2001           2002
                                                   --------------- --------------
BALANCE SHEET DATA:                                           (IN MILLIONS)
Working capital (deficit) (11) ...................   $     32.3      $     14.3
Deferred income tax assets -- long-term ..........          0.0             0.6
Total assets .....................................        826.8           791.5
Total debt .......................................      1,084.7         1,072.4
Partners' capital/owners' equity (deficit) (12) ..       (446.3)         (459.8)


                            See accompanying notes.

----------

(1) Net sales increase or decrease based on fluctuations in resin prices. Consistent with industry practice and/or as permitted under agreements with our customers, substantially all resin price changes are passed through to customers by means of corresponding changes in product pricing. Therefore, our dollar gross profit has been substantially unaffected by fluctuations in resin prices. However, a sustained increase in resin prices, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to plastic containers.

(2) Includes impairment charges recorded on long-lived and other assets of $16.3 million, $28.9 million, $2.0 million and $4.3 million for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2001 and September 29, 2002, respectively, and goodwill of $4.8 million, $9.1 million and $3.1 million for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2001, respectively.


(3) Includes compensation costs related to our 1998 recapitalization, global restructuring, systems conversion, aborted acquisition and legal costs.

(4) As a limited partnership, our predecessor, Graham Packaging Holdings Company, was not subject to U.S. federal income taxes or most state income taxes. Instead, taxes were assessed to its partners based on their distributive share of its income. Graham Packaging Holdings Company made tax distributions to its partners in 1998 and 1999 to reimburse them for tax liabilities. Our foreign operations are subject to tax in their local jurisdictions. Most of these entities have historically had net operating losses and recognized minimal tax expense.

(5) Represents costs incurred, including the write-off of unamortized debt issuance fees, in connection with the early extinguishment of debt.

(6) Effective June 28, 1999, we changed our method of valuing inventories for our domestic operations from the LIFO method to the FIFO method as over time it more closely matches revenues with costs. The FIFO method more accurately reflects the costs related to the actual physical flow of raw materials and finished goods inventory. Accordingly, we believe the FIFO method of valuing inventory will result in a better measurement of operating results. All previously reported results have been restated to reflect the retroactive application of the accounting change as required by generally accepted accounting principles. The accounting change increased net income for the year ended December 31, 1997 by $0.3 million and increased net loss for the year ended December 31, 1998 by $2.0 million.


(7) Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Adjusted EBITDA is defined in our existing senior credit agreement, our new senior credit agreement and our indentures as earnings before minority interest, extraordinary items, interest expense, interest income, income taxes, depreciation and amortization expense, impairment charges, the ongoing $1.0 million per year fee paid pursuant to the Blackstone monitoring agreement, non-cash equity income in earnings of joint ventures, other non-cash charges, recapitalization expenses, special charges and unusual items and certain non-recurring charges. Adjusted EBITDA is included in this prospectus because covenants in our debt agreements are tied to ratios based on that measure. For example, our new senior credit agreement will require that we maintain an Adjusted EBITDA to cash interest ratio starting at a minimum of 2.10x and a net debt to Adjusted EBITDA ratio starting at a maximum of 5.95x, in each case for the most recent four quarter period. On a pro forma basis after giving effet to the IPO reorganization, this offering and the concurrent transactions, for the four quarters ended September 29, 2002, our Adjusted EBITDA to cash interest ratio and net debt to Adjusted EBITDA ratio would have been 2.7x and 4.6x, respectively. Our ability to incur additional debt and make restricted payments under our indenture is tied to an Adjusted EBITDA to interest expense ratio of 1.75 to 1, except that we may incur certain debt and make certain restricted payments without regard to the ratio, such as up to $650 million under our credit agreement and investments equal to 10% of our total assets. On the same pro forma basis for the four quarters ended September 29, 2002, our Adjusted EBITDA to interest expense ratio under the indenture would have been 2.7x. On a historical basis, for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, our Adjusted EBITDA to cash interest ratio was 6.7x, 2.2x, 2.2x, 1.9x and 2.2x, respectively, and our net debt to Adjusted EBITDA ratio was 3.0x, 5.7x, 5.8x, 5.7x and 5.1x, respectively, in each case under our existing senior credit agreement. Our Adjusted EBITDA to interest expense ratio under our indenture was 6.7x, 2.2x, 2.2x, 1.9x and 2.2x, respectively, for the same periods.


    While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA is calculated as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------
                                                       1997        1998       1999       2000        2001
                                                    ---------- ----------- --------- ----------- -----------
                                                                         (IN MILLIONS)
   Income (loss) before extraordinary item ........  $  10.5    $  (27.3)  $   1.3    $  (45.6)   $  (44.0)
   Interest expense, net ..........................     13.4        68.0      87.5       101.7        98.5
   Income tax expense .............................      0.6         1.1       2.5         0.4         0.3
   Depreciation and amortization ..................     41.0        39.3      53.2        66.2        71.7
   Impairment charges .............................       --          --        --        21.1        38.0
   Fees paid pursuant to the Blackstone
     monitoring agreement .........................       --         1.0       1.0         1.0         1.0
   Equity in (earnings) loss of joint venture .....     (0.2)       (0.3)     (0.3)       (0.1)        0.2
   Non-cash compensation ..........................      0.2          --        --          --          --
   Special charges and unusual items/certain
     non-recurring charges (a)(b) .................     24.4        24.2       4.6         9.6         5.3
   Recapitalization expenses (income) .............       --        11.8      (0.2)         --          --
   Minority interest ..............................      0.2          --      (0.5)       (0.6)        0.5
                                                     -------    --------   -------    --------    --------
   Adjusted EBITDA ................................  $  90.1    $  117.8   $ 149.1    $  153.7    $  171.5
                                                     =======    ========   =======    ========    ========



                                                          NINE MONTHS ENDED
                                                    ------------------------------
                                                     SEPTEMBER 30,   SEPTEMBER 29,
                                                          2001           2002
                                                    --------------- --------------
                                                            (IN MILLIONS)
   Income (loss) before extraordinary item ........   $   (7.6)        $  16.1
   Interest expense, net ..........................       75.6            61.9
   Income tax expense .............................        0.2             2.3
   Depreciation and amortization ..................       52.9            56.6
   Impairment charges .............................        5.1             4.3
   Fees paid pursuant to the Blackstone
     monitoring agreement .........................        0.7             0.7
   Equity in (earnings) loss of joint venture .....        0.2              --
   Non-cash compensation ..........................         --              --
   Special charges and unusual items/certain
     non-recurring charges (a)(b) .................        2.8            10.5
   Recapitalization expenses (income) .............         --              --
   Minority interest ..............................        0.3             1.0
                                                      --------         -------
   Adjusted EBITDA ................................   $  130.2         $ 153.4
                                                      ========         =======


----------
    (a) Includes compensation costs related to our 1998 recapitalization, global restructuring, systems conversion, aborted acquisition, legal and other costs.


    (b) Does not include project startup costs, which are treated as non-recurring in accordance with the definition of EBITDA under our existing senior credit agreement, our new senior credit agreement and our indentures. These startup costs were $3.9 million, $2.6 million, $4.4 million, $8.4 million and $4.2 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively, and were $3.7 million and $3.6 million for the nine months ended September 30, 2001 and September 29, 2002, respectively.


(8) Depreciation and amortization excludes amortization of debt issuance fees, which is included in interest expense, net, and impairment charges.


(9) Investments include the acquisitions made by us in the United States, France, the United Kingdom, Brazil, Argentina, Germany, Poland and Turkey described in note (10) below.

(10) In April 1997, we acquired 80% of the operating assets and liabilities of Rheem-Graham Embalagens Ltda. for $20.3 million, excluding direct costs of the acquisition. The remaining 20% was purchased in February 1998. In July 1998, we acquired selected plastic container manufacturing operations of Crown, Cork & Seal located in France, Germany, the United Kingdom and Turkey for $38.9 million, excluding direct costs of the acquisition, net of liabilities assumed. On April 26, 1999, we acquired 51% of the operating assets of PlasPET Florida, Ltd. We became the general partner on July 6, 1999, and on October 9, 2001 acquired the remaining 49%. The total purchase price for the 100% interest, excluding direct costs of the acquisition, net of liabilities assumed, was $3.1 million. On July 1, 1999, we acquired selected companies located in Argentina for $8.1 million, excluding direct costs of the acquisition, net of liabilities assumed. On March 30, 2001, we acquired an additional 1% interest in Masko Graham, bringing our total interest to 51%. The total purchase price for the 51% interest, excluding direct costs of the acquisition, net of liabilities assumed, was $1.3 million. Amounts shown under the caption "Investments (including acquisitions)" represent cash paid, net of cash acquired in the acquisitions. We accounted for these transactions under the purchase method of accounting. Results of operations are included since the respective dates of the acquisitions.

(11) Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.


(12) As a result of our 1998 recapitalization, as of September 29, 2002 we had negative net worth for accounting purposes. However, in our 1998 recapitalization, Blackstone and an institutional investor paid $208.3 million in cash for 85% of the partnership interests of Graham Packaging Holdings Company and the Graham family retained a 15% interest which, based on the amount paid by Blackstone and the institutional investor, had an implied value of $36.8 million. In addition, on each of September 29, 2000 and March 29, 2001, our equity owners made equity contributions of $50.0 million to us.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Data" and the financial statements, including the related notes, appearing elsewhere in this prospectus.

OVERVIEW


     We are a worldwide leader in the design, manufacture and sale of customized blow molded plastic containers for the branded food and beverage, household and personal care, and automotive lubricants markets and currently operate 57 plants throughout North America, Europe and South America. Our primary strategy is to operate in select markets that will position us to benefit from the growing conversion to high performance plastic packaging from more commodity packaging.


     We believe that critical success factors to our business are our ability to:

     o serve the complex packaging demands of our customers which include some of the world's largest branded consumer products companies;

     o forecast trends in the packaging industry across product lines and geographic territories (including those specific to the rapid conversion of packaging products from glass, metal and paper to plastic); and

     o make the correct investments in plant and technology necessary to satisfy the two factors mentioned above.


     We believe that the area with the greatest opportunity for growth continues to be in producing containers for the food and beverage market because of the continued conversion to plastic packaging, including the demand for containers for juices, juice drinks, nutritional beverages, sports drinks, teas, yogurt drinks, snacks and other food products. Since the beginning of 1997, we have invested over $260.0 million in capital expenditures to expand our technology, machinery and plant structure to prepare for what we believed would be the growth in the hot-fill PET area. For the year ended December 31, 2001, our sales of hot-fill PET containers grew to $328.2 million from $70.2 million in 1996. More recently, we have been a leading participant in the rapid growth of the yogurt drinks market where we manufacture containers using polyolefin. Since the beginning of 1999, we have invested over $120.0 million in capital expenditures in the polyolefin area of the food and beverage market. For the year ended December 31, 2001, our sales of polyolefin containers grew to $160.5 million from $117.7 million in 1999.

     Excluding business impacted by the European restructuring, our household and personal care container business continues to grow, as package conversion trends continue from other packaging forms in some of our product lines. We continue to benefit as liquid fabric care detergents, which are packaged in plastic containers, capture an increased share from powdered detergents, which are predominantly packaged in paper-based containers. We have upgraded our machinery to new larger, more productive blow molders to standardize production lines, improve flexibility and reduce manufacturing costs.

     Our North American one quart motor oil container business is in a mature industry. We have been able to partially offset pricing pressures by renewing or extending contracts, improving manufacturing efficiencies, line speeds, labor efficiency and inventory management and reducing container weight and material spoilage. Unit volume in the one quart motor oil industry decreased approximately 3% in 2001 as compared to 2000; annual volumes declined an average of approximately 2% in prior years. We believe that the domestic one quart motor oil business will continue to decline approximately 1% to 2% anually for the next several years but believe that there are significant volume opportunities for automotive product business in foreign countries, particularly in South America. We were recently awarded 100% of Pennzoil-Quaker State's (now Shell Oil Company) U.S. one quart volume requirements. This award includes supplying from a facility on-site with Pennzoil-Quaker State in Newell, West Virginia. ExxonMobil also awarded us 100% of its one quart volume requirements for one of its U.S. filling plants, located in Port Allen, Louisiana. ExxonMobil was not a U.S. customer prior to this award.

     Following our strategy to expand and restructure our business in selected international areas, we currently operate 22 facilities, either on our own or through joint ventures, in Argentina, Belgium, Brazil, Canada, France, Germany, Hungary, Mexico, Poland, Spain and Turkey. In 2000, we experienced a decline in our operations in the United Kingdom. This reduction in business was the result of the loss of a key customer due to a consolidation of its filling requirements to a smaller number of locations, several of which were not within an economical shipping distance from our U.K. facilities. Also in 2000, we experienced a downturn in financial performance in certain plants in France. In the first half of 2001, we experienced a downturn in financial performance in our operations in Argentina and later in 2001, our operations in Argentina were subjected to the severe downturn in the Argentine economy. In the third quarter of 2001, we experienced a loss or reduction of business at our plant in Sovico, Italy. In early 2001, we closed our facility in Anjou, Quebec, Canada and in 2002 closed another plant in Burlington, Ontario, Canada. Business from these facilities was consolidated into other North American facilities as a result of these closures. During the latter portion of 2001, we committed to plans to sell or close certain plants in Europe, including plants in France, Germany, Italy and the United Kingdom. In 2002, we sold or closed certain plants in France, Italy and the United Kingdom. On March 30, 2001 we increased our interest in Masko Graham, our Polish operations, from 50% to 51%.

     For the nine months ended September 29, 2002, approximately 83% of our net sales were generated by our top twenty customers, the majority of which are under long-term contracts with terms up to ten years; the remainder of which were generated by customers with which we have been doing business for over 13 years on average. Prices under these arrangements are typically tied to market standards and, therefore, vary with market conditions. In general, the contracts are requirements contracts that do not obligate the customer to purchase any given amount of product from us. We had sales to one customer which exceeded 10.0% of total sales in each of the nine months ended September 30, 2001 and September 29, 2002. Our sales to this customer were 18.7% and 17.5% for the nine months ended September 30, 2001 and September 29, 2002, respectively. For the nine months ended September 29, 2002, approximately 100% of the sales to this customer were made in North America.

     Based on industry data, the following table summarizes average market prices per pound of PET and HDPE resins in North America over the years ended December 31, 1999, 2000 and 2001 and over the three and nine months ended September 30, 2001 and 2002:






                                                             QUARTER ENDED           NINE MONTHS ENDED
                       YEAR ENDED DECEMBER 31,               SEPTEMBER 30,             SEPTEMBER 30,
                 ------------------------------------   -----------------------   -----------------------
                    1999         2000         2001         2001         2002         2001         2002
                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
PET ..........    $  0.54      $  0.62      $  0.65      $  0.68      $  0.59      $  0.67      $  0.59
HDPE .........       0.41         0.44         0.43         0.40         0.44         0.45         0.40




     In general, our dollar gross profit is substantially unaffected by fluctuations in the prices of PET and HDPE resins, the primary raw materials for our products, because industry practice and agreements with our customers permit substantially all resin price changes to be passed through to customers by means of corresponding changes in product pricing. Consequently, we believe that our cost of goods sold, as well as other expense items, should not be analyzed solely on a percentage of net sales basis. A sustained increase in resin prices, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to plastic containers.


     Graham Packaging Holdings Company, our predecessor, did not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as the distributive share of the applicable income or loss was included in the tax returns of the partners. Graham Packaging Holdings Company made tax distributions to its partners in 1998, but does not expect to make any additional tax distributions prior to or in connection with the IPO reorganization. After the IPO reorganization, we will not be required to make tax distributions. Our foreign operations are subject to tax in their local jurisdictions. Most of these entities have historically incurred net operating losses.

     As a result of the IPO reorganization that will occur prior to this offering, our income will become subject to federal and state income taxes and we will record net deferred income tax assets of $193.5 million as of September 29, 2002, on a pro forma basis after giving effect to the IPO reorganization, which will reduce future cash taxes payable.

     The net deferred income tax assets are net of a valuation allowance of approximately $38.6 million that we expect to record based on our belief that a portion of net operating loss carryforwards will not be utilized. In addition, we believe that the IPO reorganization and this offering may result in an "ownership change" of our company as defined under Section 382 of the Internal Revenue Code, which would limit our ability to use all of the net operating loss carryforwards. Assuming an ownership change we believe, based on a number of factual assumptions, that our net operating loss carryforwards would be available to offset taxable income of approximately $10 million to $14 million each year. It is possible that the limitation may be less if some of our assumptions are incorrect or if we undergo an ownership change in the future.

     We will incur non-recurring charges which will be charged to earnings in the quarter in which the IPO reorganization, this offering and the concurrent transactions occur. If these transactions had occurred in the quarter ended September 29, 2002, on a pro forma basis, after giving effect to those transactions, these charges would have been:

     o An expense of $10.7 million resulting from the write-off of debt issuance fees related to the indebtedness repaid;

     o An expense of $9.2 million resulting from the premiums, fees and expenses associated with the redemption of our senior discount notes;

     o A net expense of $5.2 million (consisting of a $8.6 million non-cash charge less the associated tax benefit of $3.4 million) resulting from the reclassification into earnings of the unrealized loss on interest rate swap agreements applicable to indebtedness under the existing senior credit agreement; and

     o A one-time charge to earnings to record a deferred tax liability of $43.1 million that we will recognize as a result of becoming a taxable entity.



RESULTS OF OPERATIONS

     The following tables set forth the major components of our net sales and our net sales expressed as a percentage of total net sales:





                                                  YEAR ENDED DECEMBER 31,
                            --------------------------------------------------------------------
                                     1999                   2000                   2001
                            ---------------------- ---------------------- ----------------------
                                                       (IN MILLIONS)
North America (1) .........  $  566.2       77.4%   $  667.2       79.2%   $  742.5       80.4%
Europe ....................     140.9       19.3       146.2       17.3       154.3       16.7
South America (1) .........      24.5        3.3        29.2        3.5        26.3        2.9
                             --------      -----    --------      -----    --------      -----
Total Net Sales ...........  $  731.6      100.0%   $  842.6      100.0%   $  923.1      100.0%
                             ========      =====    ========      =====    ========      =====



                                            QUARTER ENDED                               NINE MONTHS ENDED
                            --------------------------------------------- ---------------------------------------------
                                SEPTEMBER 30,          SEPTEMBER 29,          SEPTEMBER 30,          SEPTEMBER 29,
                                     2001                   2002                   2001                   2002
                            ---------------------- ---------------------- ---------------------- ----------------------
                                            (IN MILLIONS)
North America (1) .........  $  187.2       81.0%   $  187.7       82.6%   $  575.8       80.7%   $  570.6       82.1%
Europe ....................      37.5       16.2        33.8       14.9       118.6       16.6       106.8       15.4
South America (1) .........       6.5        2.8         5.6        2.5        19.5        2.7        17.6        2.5
                             --------      -----    --------      -----    --------      -----    --------      -----
Total Net Sales ...........  $  231.2      100.0%   $  227.1      100.0%   $  713.9      100.0%   $  695.0      100.0%
                             ========      =====    ========      =====    ========      =====    ========      =====



----------
(1) Beginning January 1, 2002, the North America segment has included Mexico and the Latin America segment became the South America segment.






                                                YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------------------
                                   1999                   2000                   2001
                          ---------------------- ---------------------- ----------------------
                                                     (IN MILLIONS)
Food & Beverage .........  $  333.4       45.6%   $  416.2       49.4%   $  511.6       55.4%
Household & Personal
 Care ...................     187.5       25.6       210.6       25.0       208.5       22.6
Automotive Lubricants         210.7       28.8       215.8       25.6       203.0       22.0
                           --------      -----    --------      -----    --------      -----
Total Net Sales .........  $  731.6      100.0%   $  842.6      100.0%   $  923.1      100.0%
                           ========      =====    ========      =====    ========      =====



                                          QUARTER ENDED                               NINE MONTHS ENDED
                          --------------------------------------------- ---------------------------------------------
                              SEPTEMBER 30,          SEPTEMBER 29,          SEPTEMBER 30,          SEPTEMBER 29,
                                   2001                   2002                   2001                   2002
                          ---------------------- ---------------------- ---------------------- ----------------------
                                          (IN MILLIONS)
Food & Beverage .........  $  128.0       55.4%   $  128.5       56.6%   $  398.0       55.8%   $  397.9       57.2%
Household & Personal
 Care ...................      51.8       22.4        47.3       20.8       158.5       22.2       143.1       20.6
Automotive Lubricants          51.4       22.2        51.3       22.6       157.4       22.0       154.0       22.2
                           --------      -----    --------      -----    --------      -----    --------      -----
Total Net Sales .........  $  231.2      100.0%   $  227.1      100.0%   $  713.9      100.0%   $  695.0      100.0%
                           ========      =====    ========      =====    ========      =====    ========      =====

QUARTER ENDED SEPTEMBER 29, 2002 COMPARED TO QUARTER ENDED SEPTEMBER 30, 2001

     Net Sales. Net sales for the quarter ended September 29, 2002 decreased $4.1 million or 1.8% to $227.1 million from $231.2 million for the quarter ended September 30, 2001. The decrease in sales was primarily due to our restructuring process in Europe, which includes the sale or closing of six poorly performing non-strategic locations, partially offset by a 6.4% increase in units sold, principally due to additional food and beverage container business where units increased by 10.7%. Excluding business impacted by the European restructuring, sales for the quarter ended September 29, 2002 would have increased approximately 3% as compared to the sales for the quarter ended September 30, 2001 and unit volume would have increased approximately 12%. On a geographic basis, sales for the quarter ended September 29, 2002 in North America increased $0.5 million or 0.3% from the quarter ended September 30, 2001 and included higher units sold of 8.2%. North American sales in the household and personal care business and the automotive lubricants business contributed $1.8 million and $0.7 million, respectively, to the increase, while sales in the food and beverage business decreased $2.0 million. Units sold in North America increased by 9.1% in the food and beverage business, 8.6% in the household and personal care business and 6.5% in the automotive lubricants business. Sales for the quarter ended September 29, 2002 in Europe decreased $3.7 million or 9.9% from the quarter ended September 30, 2001. The decrease in sales is mainly due to the European restructuring. Overall, the European sales reflected a 3.0% increase in units sold. Exchange rate changes increased sales by approximately $2.8 million. Excluding business impacted by the European restructuring, sales in Europe for the quarter ended September 29, 2002 would have increased $7.3 million compared to sales for the quarter ended September 30, 2001 and unit volume in Europe would have increased approximately 24% compared to the same period last year. Sales in South America for the quarter ended September 29, 2002 decreased $0.9 million or 13.8% from the quarter ended September 30, 2001, primarily due to exchange rate changes of approximately $3.2 million, offset by an overall increase in units sold of 10.6%.

     Gross Profit. Gross profit for the quarter ended September 29, 2002 increased $2.4 million to $42.3 million from $39.9 million for the quarter ended September 30, 2001. Gross profit for the quarter ended September 29, 2002 increased $4.1 million in North America and $0.2 million in South America, while Europe reflected a decrease of $1.9 million, when compared to the quarter ended September 30, 2001. The increase in gross profit resulted primarily from the higher unit volume and operating performance in North America and South America, combined with the restructuring process in Europe, offset by the loss incurred on the disposal of the Blyes, France operations, as compared to the prior year.

     Selling, General & Administrative Expenses. Selling, general and administrative expenses for the quarter ended September 29, 2002 increased $2.8 million to $16.8 million from $14.0 million for the quarter ended September 30, 2001. The increase in 2002 selling, general and administrative expenses was primarily due to an increase in certain non-recurring charges, which were $3.4 million and $0.3 million for the quarter ended September 29, 2002 and September 30, 2001, respectively, comprised primarily of costs related to the postponement of the equity offering and concurrent transactions ($2.6 million) and global reorganization costs ($0.8 million) for the quarter ended September 29, 2002 and global reorganization costs ($0.3 million) for the quarter ended September 30, 2001. As a percent of sales, selling, general and administrative expenses remained at 5.9% of sales for each of the quarter ended September 29, 2002 and the quarter ended September 30, 2001, excluding non-recurring charges, and increased to 7.4% of sales for the quarter ended September 29, 2002 from 6.1% for the quarter ended September 30, 2001, including non-recurring charges.


     Impairment Charges. Due to our commitment to a plan to sell our operations in Germany, we evaluated the recoverability of our assets in Germany. We adjusted the carrying values of these assets in Germany to the lower of their carrying values or their estimated fair values less costs to sell, resulting in an impairment charge of $4.3 million for the quarter ended September 29, 2002. In 2001, due to the loss or reduction of business at the Sovico, Italy plant, we evaluated the recoverability of our long-lived assets in this location. We determined that the expected future undiscounted cash flows were below the carrying value of our long-lived assets. Accordingly, we adjusted the carrying values of these long-lived assets to their estimated fair values, resulting in an impairment charge of $1.4 million for the quarter ended September 30, 2001.

     Interest Expense, Net. Interest expense, net decreased $4.1 million to $20.3 million for the quarter ended September 29, 2002 from $24.4 million for the quarter ended September 30, 2001. The decrease was primarily related to lower interest rates for the quarter ended September 29, 2002 as compared to the quarter ended September 30, 2001. Interest expense, net includes $4.3 million and $3.9 million of interest on our senior discount notes for the quarter ended September 29, 2002 and September 30, 2001, respectively.

     Other Expense (Income). Other expense was $0.2 million for the quarter ended September 29, 2002 as compared to other expense of $0.0 million for the quarter ended September 30, 2001. The higher expense was primarily due to a higher foreign exchange loss in the quarter ended September 29, 2002 as compared to the quarter ended September 30, 2001.

     Income Tax Provision. Income tax provision increased $1.2 million to $1.4 million for the quarter ended September 29, 2002 from $0.2 million for the quarter ended September 30, 2001. The increase was primarily related to increased taxable earnings in certain of our European subsidiaries for the quarter ended September 29, 2002 as compared to the quarter ended September 30, 2001.

     Net Income (Loss). Primarily as a result of factors discussed above, net loss was $1.1 million for the quarter ended September 29, 2002 compared to a net loss of $0.3 million for the quarter ended September 30, 2001.

     Adjusted EBITDA. Primarily as a result of factors discussed above, Adjusted EBITDA, as defined in "Selected Financial Data", increased $7.2 million or 16.4% to $51.0 million for the quarter ended September 29, 2002 from $43.8 million for the quarter ended September 30, 2001.

     NINE MONTHS ENDED SEPTEMBER 29, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001

     Net Sales. Net sales for the nine months ended September 29, 2002 decreased $18.9 million or 2.6% to $695.0 million from $713.9 million for the nine months ended September 30, 2001. The decrease in sales was primarily due to a decrease in resin pricing combined with our restructuring process in Europe, which includes the sale or closing of six poorly performing non-strategic locations, partially offset by a 7.0% increase in units sold, principally due to additional food and beverage container business where units increased by 10.6%. Excluding business impacted by the European restructuring, sales for the nine months ended September 29, 2002 would have increased approximately 1% compared to the sales for the nine months ended September 30, 2001 and unit volume would have increased approximately 13%. On a geographic basis, sales for the nine months ended September 29, 2002 in North America decreased $5.2 million or 0.9% from the nine months ended September 30, 2001 but included higher units sold of 7.8%. North American sales in the food and beverage business, the household and personal care business and the automotive lubricants business decreased $0.3 million, $2.7 million and $2.2 million, respectively. Units sold in North America increased by 9.9% in the food and beverage business, 5.3% in the household and personal care business and 5.2% in the automotive lubricants business. Sales for the nine months ended September 29, 2002 in Europe decreased $11.8 million or 9.9% from the nine months ended September 30, 2001. The decrease in sales is mainly due to the European restructuring. Overall, the European sales reflected a 6.3% increase in units sold. Exchange rate changes increased sales by approximately $2.5 million. Excluding business impacted by the European restructuring, sales in Europe for the nine months ended September 29, 2002 would have increased approximately $16.0 million compared to sales for the nine months ended September 30, 2001 and unit volume in Europe would have increased approximately 27% compared to the same period last year. Sales in South America for the nine months ended September 29, 2002 decreased $1.9 million or 9.7% from the nine months ended September 30, 2001, primarily due to favorable pricing changes being more than offset by a decrease in units sold of 1.8% and unfavorable exchange rate changes of approximately $6.8 million.

     Gross Profit. Gross profit for the nine months ended September 29, 2002 increased $15.0 million to $131.6 million from $116.6 million for the nine months ended September 30, 2001. Gross profit for the nine months ended September 29, 2002 increased $13.6 million in North America, $1.0 million in

Europe and $0.4 million in South America, when compared to the nine months ended September 30, 2001. The increase in gross profit resulted primarily from the higher unit volume and improved operating performance in North America, the restructuring process in Europe, offset by the loss incurred on the disposal of the Blyes, France operations, and improved operating performance in South America, as compared to the prior year.

     Selling, General & Administrative Expenses. Selling, general and administrative expenses for the nine months ended September 29, 2002 increased $3.3 million to $45.8 million from $42.5 million for the nine months ended September 30, 2001. The increase in 2002 selling, general and administrative expenses was primarily due to an increase in certain non-recurring charges, which were $4.5 million and $1.1 million for the nine months ended September 29, 2002 and September 30, 2001, respectively, comprised primarily of costs related to the postponement of the equity offering and concurrent transactions ($2.6 million) and global reorganization costs ($1.9 million) for the nine months ended September 29, 2002 and global reorganization costs ($0.9 million) for the nine months ended September 30, 2001. As a percent of sales, selling, general and administrative expenses increased to 5.9% of sales for the nine months ended September 29, 2002 from 5.8% for the nine months ended September 30, 2001, excluding non-recurring charges, and increased to 6.6% of sales for the nine months ended September 29, 2002 from 6.0% for the nine months ended September 30, 2001, including non-recurring charges.

     Impairment Charges. Due to our commitment to a plan to sell our operations in Germany, we evaluated the recoverability of our assets in Germany. We adjusted the carrying values of these assets in Germany to the lower of their carrying values or their estimated fair values less costs to sell, resulting in an impairment charge of $4.3 million for the nine months ended September 29, 2002. In 2001, due to operating losses and cash flow deficits experienced in our Argentine operations and the loss or reduction of business in Argentina, and the loss or reduction of business at the Sovico, Italy plant, we evaluated the recoverability of our long-lived assets in these locations. We determined that the expected future undiscounted cash flows were below the carrying value of our long-lived assets. Accordingly, we adjusted the carrying values of these long-lived assets to their estimated fair values, resulting in impairment charges of $3.7 million related to the Argentine operations, which includes $3.1 million of goodwill associated with these assets, and $1.4 million related to the Sovico, Italy plant for the nine months ended September 30, 2001.

     Interest Expense, Net. Interest expense, net decreased $13.7 million to $61.9 million for the nine months ended September 29, 2002 from $75.6 million for the nine months ended September 30, 2001. The decrease was primarily related to lower interest rates for the nine months ended September 29, 2002 as compared to the nine months ended September 30, 2001. Interest expense, net includes $12.4 million and $11.1 million of interest on our senior discount notes for the nine months ended September 29, 2002 and September 30, 2001, respectively.

     Other Expense (Income). Other expense was $0.2 million for the nine months ended September 29, 2002 as compared to other expense of $0.4 million for the nine months ended September 30, 2001. The lower expense was primarily due to a lower equity loss in the nine months ended September 29, 2002 as compared to the nine months ended September 30, 2001.

     Income Tax Provision. Income tax provision increased $2.1 million to $2.3 million for the nine months ended September 29, 2002 from $0.2 million for the nine months ended September 30, 2001. The increase was primarily related to increased taxable earnings in certain of our European subsidiaries for the quarter ended September 29, 2002 as compared to the quarter ended September 30, 2001.

     Net Income (Loss). Primarily as a result of factors discussed above, net income was $16.1 million for the nine months ended September 29, 2002 compared to a net loss of $7.6 million for the nine months ended September 30, 2001.

     Adjusted EBITDA. Primarily as a result of factors discussed above, Adjusted EBITDA increased $23.2 million or 17.8% to $153.4 million for the nine months ended September 29, 2002 from $130.2 million for the nine months ended September 30, 2001.

2001 COMPARED TO 2000

     Net Sales. Net sales for the year ended December 31, 2001 increased $80.5 million to $923.1 million from $842.6 million for the year ended December 31, 2000. The increase in sales was primarily due to an increase in units sold. Units sold increased by 18.7% for the year ended December 31, 2001 as compared to the year ended December 31, 2000, primarily due to additional North American food and beverage business, where units sold increased by 38.0%. On a geographic basis, sales for the year ended December 31, 2001 in North America were up $75.3 million or 11.3% from the year ended December 31, 2000. The North American sales increase included higher units sold of 15.6%. North American sales in the food and beverage business and the household and personal care business contributed $83.2 million and $0.9 million, respectively, to the increase, while sales in the automotive business were $8.8 million lower. Units sold in North America increased by 38.0% in the food and beverage business, but decreased by 0.8% in the household and personal care business and by 3.8% in the automotive business. Sales for the year ended December 31, 2001 in Europe were up $8.1 million or 5.5% from the year ended December 31, 2000, principally in the food and beverage business. Overall, European sales reflected a 25.6% increase in units sold. The growth in sales due to capital investments made in recent periods was primarily offset by exchange rate changes of approximately $5.0 million for the year ended December 31, 2001 compared to the year ended December 31, 2000. Sales in Latin America for the year ended December 31, 2001 were down $2.9 million or 9.9% from the year ended December 31, 2000, primarily due to exchange rate changes of approximately $5.9 million, offset by a 3.1% increase in units sold.

     Gross Profit. Gross profit for the year ended December 31, 2001 increased $17.4 million to $151.9 million from $134.5 million for the year ended December 31, 2000. Gross profit for the year ended December 31, 2001 increased $9.5 million in North America, increased $8.7 million in Europe and decreased $0.8 million in Latin America when compared to the year ended December 31, 2000. The increase in gross profit resulted primarily from higher sales volume in North America and Europe, along with restructuring and customer consolidation in Europe. The continued economic uncertainties in Argentina and exchange rate changes in Brazil were contributing factors to the decrease in the Latin American gross profit.


     Selling, General & Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2001 increased $2.0 million to $58.2 million from $56.2 million for the year ended December 31, 2000. The increase in selling, general and administrative expenses is due primarily to overall growth in the business, offset by lower non-recurring charges for the year ended December 31, 2001 compared to the year ended December 31, 2000. As a percent of sales, selling, general and administrative expenses increased to 6.2% of sales in 2001 from 5.9% in 2000, excluding non-recurring charges, and decreased to 6.3% of sales for the year ended December 31, 2001 from 6.7% for the year ended December 31, 2000, including non-recurring charges.

     Impairment Charges. During 2001, we evaluated the recoverability of our long-lived assets in the following locations (with the operating segment under which it reports in parentheses) due to indicators of impairment as follows:


     o Argentina (Latin America) -- operating losses and cash flow deficits experienced, the loss or reduction of business and the severe downturn in the Argentine economy;


     o Italy (Europe) -- operating losses and reduction of business, as well as our commitment to a plan to sell these locations;

     o Certain plants in France (Europe) -- our commitment to a plan to sell or close these locations;

     o Bad Bevensen, Germany (Europe) -- our commitment to a plan to sell or close this location;

     o United Kingdom (Europe) -- our commitment to a plan to close this location;

     o Burlington, Canada (North America) -- our commitment to a plan to close this location; and

     o Turkey (Europe) -- a significant change in the ability to utilize certain assets.

     During 2000, we evaluated the recoverability of our long-lived assets in the following locations (with the operating segment under which it reports in parentheses) due to indicators of impairment as follows:

     o United Kingdom (Europe) -- operating losses experienced and projected;


     o Certain plants in France (Europe) -- operating losses experienced and projected;


     o Anjou, Canada (North America) -- operating losses experienced and projected; and


     o Brazil (Latin America) -- a significant change in the ability to utilize certain assets.


     For assets we continued to hold and use, we determined that the undiscounted cash flows were below the carrying value of certain long-lived assets in these locations. Accordingly, we adjusted the carrying values of these long-lived assets to their estimated fair values, resulting in impairment charges of $4.1 million and $15.8 million for the years ended December 31, 2001 and 2000, respectively. For assets to be disposed of, we adjusted the carrying values of these long-lived assets to the lower of their carrying values or their estimated fair values less costs to sell, resulting in impairment charges of $24.8 million and $0.5 million for the years ended December 31, 2001 and 2000, respectively. These assets have a remaining carrying amount as of December 31, 2001 of $0.1 million. Similarly, we evaluated the recoverability of our enterprise goodwill, and consequently recorded impairment charges of $9.1 million and $4.8 million for the years ended December 31, 2001 and 2000, respectively. Goodwill was evaluated for impairment and the resulting impairment charge recognized based on a comparison of the related net book value of the enterprise to projected discounted future cash flows of the enterprise.

     As of December 31, 2001, all of the assets in Italy and certain assets in France, Germany, the United Kingdom and Canada were held for disposal. Operating (loss) income for the United Kingdom for each of the three years ended December 31, 2001, 2000 and 1999 was $(3.7) million, $(9.1) million and $1.7 million, respectively. Operating loss for Italy for each of the three years ended December 31, 2001, 2000 and 1999 was $7.8 million, $1.5 million and $1.8 million, respectively. Discrete financial information is not available for the other locations whose assets are held for disposal.

     Special Charges and Unusual Items. In 2001 and 2000, special charges and unusual items of $0.2 million and $1.1 million, respectively, related to compensation costs related to our 1998 recapitalization.

     Interest Expense, Net. Interest expense, net decreased $3.2 million to $98.5 million for the year ended December 31, 2001 from $101.7 million for the year ended December 31, 2000. The decrease was primarily related to lower interest rates in 2001 compared to 2000. Interest expense, net includes $15.0 million and $13.6 million of interest on our senior discount notes for the years ended December 31, 2001 and 2000, respectively.

     Other Expense (Income). Other expense (income) was $0.2 million for the year ended December 31, 2001 as compared to $0.3 million for the year ended December 31, 2000. The lower loss was due primarily to a higher foreign exchange gain in the year ended December 31, 2001 as compared to the year ended December 31, 2000.

     Net Loss. Primarily as a result of factors discussed above, net loss for the year ended December 31, 2001 was $44.0 million compared to net loss of $45.6 million for the year ended December 31, 2000.

     Adjusted EBITDA. Primarily as a result of factors discussed above, Adjusted EBITDA for the year ended December 31, 2001 increased 11.6% to $171.5 million from $153.7 million for the year ended December 31, 2000.


2000 COMPARED TO 1999

     Net Sales. Net sales for the year ended December 31, 2000 increased $111.0 million to $842.6 million from $731.6 million for the year ended December 31, 1999. The increase in sales was primarily due to increases in resin prices and units sold. Units sold increased by 18.0% for the year ended December 31, 2000 as compared to the year ended December 31, 1999, primarily due to additional North American food and beverage business, where units sold increased by 45.1%. On a geographic basis, sales for the year ended December 31, 2000 in North America were up $101.0 million or 17.8% from the year ended December 31, 1999. The North American sales increase included higher units sold of 17.1%. North American sales in the food and beverage business, the household and personal care business and the automotive business contributed $71.2 million, $18.5 million and $11.3 million, respectively, to the increase. Units sold in North America increased by 45.1% in food and beverage and 7.8% in household and personal care, but decreased by 2.6% in automotive. Sales for the year ended December 31, 2000 in Europe were up $5.3 million or 3.8%, net of a $4.4 million decrease in the United Kingdom, from the year ended December 31, 1999, principally in the food and beverage business. Overall, European sales reflected a 20.9% increase in units sold. The growth in sales due to capital investments made in recent periods was primarily offset by exchange rate changes of approximately $21.6 million for the year ended December 31, 2000 compared to the year ended December 31, 1999. Sales in Latin America for the year ended December 31, 2000 were up $4.7 million or 19.2% from the year ended December 31, 1999, primarily due to the inclusion of the Argentine subsidiary. Overall, Latin American sales reflected a 7.4% increase in units sold.

     Gross Profit. Gross profit for the year ended December 31, 2000 decreased $8.2 million to $134.5 million from $142.7 million for the year ended December 31, 1999. Gross profit for the year ended December 31, 2000 increased $0.5 million in North America, decreased $8.4 million in Europe and decreased $0.3 million in Latin America when compared to the year ended December 31, 1999. The decrease in gross profit resulted primarily from increased plant start-up costs of $4.0 million in North America and Europe, non-recurring charges of $1.8 million in North America, Europe and Latin America and increased costs associated with expanding capacity in anticipation of product demand from certain key customers, partially offset by the higher sales volume in North America for the year ended December 31, 2000 compared to the year ended December 31, 1999.

     Selling, General & Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2000 increased $8.2 million to $56.2 million from $48.0 million for the year ended December 31, 1999. The increase in selling, general and administrative expenses is due primarily to non-recurring charges, including costs related to a postponed initial public offering ($1.5 million) and restructuring costs incurred in North America ($0.8 million), Europe ($3.3 million) and Latin America ($0.4 million). As a percent of sales, selling, general and administrative expenses decreased to 5.9% of sales in 2000 from 6.6% in 1999, excluding non-recurring charges, and increased to 6.7% of sales for the year ended December 31, 2000 from 6.6% for the year ended December 31, 1999, including non-recurring charges.


     Impairment Charges. Due to operating losses experienced and projected in our United Kingdom operations and certain Canadian and French operations, and an inability to utilize certain assets in our Brazilian operations, we evaluated the recoverability of our long-lived assets in these locations. We determined that the undiscounted cash flows were below the carrying value of certain long-lived assets in these locations. Accordingly, we adjusted the carrying values of these long-lived assets in these locations to their estimated fair values, resulting in an impairment charge of $16.3 million for the year ended December 31, 2000. Similarly, we evaluated the recoverability of our goodwill in these locations, and consequently recorded an impairment charge of $4.8 million for the year ended December 31, 2000. Goodwill was evaluated for impairment and the resulting impairment charge recognized based on a comparison of the related net book value of the enterprise to projected discounted future cash flows of the enterprise.

     Special Charges and Unusual Items. In 2000, special charges and unusual items included $1.1 million related to compensation costs related to our 1998 recapitalization. In 1999, special charges and unusual items included $2.7 million related to compensation costs related to our 1998 recapitalization, $0.6 million of restructuring charges relating to operations in Europe and $1.3 million in costs related to year 2000 system conversion.

     Interest Expense, Net. Interest expense, net increased $14.2 million to $101.7 million for the year ended December 31, 2000 from $87.5 million for the year ended December 31, 1999. The increase was primarily related to increased debt levels in 2000 compared to 1999. Interest expense, net includes $13.6 million and $12.4 million of interest on our senior discount notes for the years ended December 31, 2000 and 1999, respectively.

     Other Expense (Income). Other expense (income) was $0.3 million for the year ended December 31, 2000 as compared to $(0.7) million for the year ended December 31, 1999. The higher loss was due primarily to higher foreign exchange loss in the year ended December 31, 2000 as compared to the year ended December 31, 1999.

     Net (Loss) Income. Primarily as a result of factors discussed above, net loss for the year ended December 31, 2000 was $45.6 million compared to net income of $1.3 million for the year ended December 31, 1999.

     Adjusted EBITDA. Primarily as a result of factors discussed above, Adjusted EBITDA for the year ended December 31, 2000 increased 3.1% to $153.7 million from $149.1 million for the year ended December 31, 1999.


EFFECT OF CHANGES IN EXCHANGE RATES


     In general, our results of operations are affected by changes in foreign exchange rates. Subject to market conditions, we price our products in our foreign operations in local currencies. As a result, a decline in the value of the U.S. dollar relative to these other currencies can have a favorable effect on our profitability, and an increase in the value of the U.S. dollar relative to these other currencies can have a negative effect on our profitability. Exchange rate fluctuations decreased comprehensive income (loss) by $22.3 million, $10.4 million and $10.4 million for the years ended December 31, 1999, 2000 and 2001, respectively.



LIQUIDITY AND CAPITAL RESOURCES


     In 1999, 2000 and 2001, we generated $199.1 million of cash from operations, $132.2 million from increased indebtedness and $97.6 million from capital contributions. This $428.9 million was primarily used to fund $408.7 million of capital expenditures, $10.6 million of investments, $1.1 million of debt issuance fee payments and $8.5 million of other net uses. In the nine months ended September 29, 2002, we funded through our various borrowing arrangements and operating activities $74.4 million of investing activities, consisting of $70.3 million of capital expenditures and $4.1 million of net expenditures for the sales of businesses.

     Our existing senior credit agreement currently consists of four term loans to our subsidiary, Graham Packaging Company, with initial term loan commitments totaling $570.0 million and two revolving loan facilities to Graham Packaging Company totaling $255.0 million. As of January 10, 2003, approximately $161.0 million of loans and $4.1 million of letters of credit were outstanding under our existing revolving credit facilities and $502.0 million of loans were outstanding under the term loan facilities. The obligations of Graham Packaging Company under our existing senior credit agreement are guaranteed by us and by our U.S. subsidiaries. As of September 29, 2002, we were, and we believe we currently are, in compliance with the financial and other covenants in the existing senior credit agreement.

     Concurrent with this offering, our subsidiary, Graham Packaging Company, will enter into a new senior credit agreement, which will replace our existing senior credit facility and will consist of a $660.0 million term loan facility and a $150.0 million revolving credit facility. As of September 29, 2002, on a pro forma basis after giving effect to this offering and the concurrent transactions, we would have had $150.0 million of unused availability under the new revolving credit facility. The obligations of Graham Packaging Company under our new senior credit agreement will be guaranteed by us and by certain of our U.S. subsidiaries. We expect that the new term loan will be payable in quarterly installments through 2010, and, on a pro forma basis after giving effect to this offering and the concurrent transactions, would require payments of $2.5 million in 2003, $5.0 million in 2004, $25.0 million in 2005, $50.0 million in 2006, $50.0 million in 2007, $234.4 million in 2008 and $234.4 million in 2009 and $58.7 million in 2010. The term loan facility and the revolving credit facility will become due on July 15, 2007 if the $225.0 million senior subordinated notes due 2008 have not been refinanced prior to January 15, 2007. We expect to fund scheduled debt repayments from cash from operations and unused lines of credit. The new revolving loan facility will expire in 2008.


     Our new senior credit agreement will contain affirmative and negative covenants relating to our operations and financial condition, as well as restrictions on the payment of dividends and other distributions to us. Substantially all of our domestic tangible and intangible assets will be pledged as collateral pursuant to the terms of our new senior credit agreement. See "Description of Our Indebtedness".


     Our 1998 recapitalization also included the issuance by our subsidiaries, Graham Packaging Company and GPC Capital Corp. I, of $225.0 million of senior subordinated notes due 2008 and the issuance by us of $169.0 million aggregate principal amount at maturity of senior discount notes due 2009 which yielded gross proceeds of $100.6 million. At September 29, 2002, the aggregate accreted value of the senior discount notes was $164.1 million. The senior subordinated notes are unconditionally guaranteed on a senior subordinated basis by us and mature in 2008, with interest payable on $150.0 million at a fixed rate of 8.75% and with interest payable on $75.0 million at LIBOR plus 3.625%. The senior discount notes mature on January 15, 2009, with cash interest payable semi-annually beginning July 15, 2003 at 10.75%. The effective interest rate to maturity on the senior discount notes is 10.75%. After the consummation of this offering, we intend to redeem all $169.0 million aggregate principal amount at maturity of our outstanding senior discount notes with borrowings under our new term loan facilities, which will be made on a delayed-draw basis.

     At September 29, 2002, our outstanding indebtedness was $1,072.4 million and, on a pro forma basis after giving effect to this offering and the concurrent transactions, would have been $903.9 million.


     Total capital expenditures, excluding acquisitions, for 1999, 2000, and 2001 were $171.0 million, $163.4 million and $74.3 million, respectively. We believe that capital investment to maintain and upgrade property, plant and equipment is important to remain competitive. We estimate that the annual capital expenditures required to maintain our current facilities are currently approximately $30 million per year. Additional capital expenditures beyond this amount will be required to expand capacity.


     Unused lines of credit at December 31, 2000 and 2001 were $134.8 million and $132.9 million, respectively, and at September 29, 2002 were $100.5 million. Substantially all unused lines of credit have no major restrictions, except as described in "Related Party Transactions", and are provided under notes between us and the lending institution.


     An equity contribution of $50.0 million was made by our owners to us on September 29, 2000, satisfying Blackstone's first capital call obligation under our existing senior credit agreement and capital call agreement. As part of the second amendment to our existing senior credit agreement, if certain events of default were to occur, or if our Net Leverage Ratio were above certain levels for test periods beginning June 30, 2001, Blackstone agreed to make an additional equity contribution to us through the administrative agent of up to $50.0 million. An additional equity contribution of $50.0 million was made by our owners on March 29, 2001, fully satisfying Blackstone's final obligation under the capital call agreement dated as of August 13, 1998, as amended on March 29, 2000. We used the proceeds of the capital calls to reduce our outstanding revolving credit loans.


     As market conditions warrant, we and our major equityholders, including Blackstone and its affiliates, may from time to time repurchase debt securities issued by us in privately negotiated transactions, open market transactions, by tender offer or otherwise.

     Capital expenditures for the nine months ended September 29, 2002 were $70.3 million. For the fiscal year 2002, we expect that we incurred approximately $95 million of capital expenditures and for the fiscal year 2003, we expect to incur approximately $135 million of capital expenditures. However, total capital expenditures will depend on the size and timing of growth related opportunities.

     The principal sources of cash to fund our ongoing operations and capital requirements have been and are expected to continue to be net cash provided by operating activities and borrowings under our existing or the new revolving credit facility. We believe that these sources will be sufficient to fund our ongoing operations and our foreseeable capital requirements.

     Under our new senior credit agreement, we will be subject to restrictions on the payment of dividends or other distributions to us, except that our subsidiary, Graham Packaging Company, may pay dividends or other distributions to us:


     o in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses; and

     o to fund purchases and redemptions of equity interests of our company held by then present or former officers or employees of our company, Graham Packaging Company or its subsidiaries or by any employee stock ownership plan upon that person's death, disability, retirement or termination of employment or other circumstances with annual dollar limitations.



CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The following table sets forth our contractual obligations and commitments as of December 31, 2001:




                                                             PAYMENTS DUE IN FISCAL YEAR
                                      -------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                   TOTAL        2002     2003 AND 2004   2005 AND 2006   2007 AND BEYOND
------------------------------------- ------------- ---------- --------------- --------------- ----------------
                                                                    (IN MILLIONS)
Long-term debt (1) ..................  $  1,036.4    $  28.9      $  248.0        $  308.2         $  451.3
Capital lease obligations ...........        16.0        1.7           3.8             4.2              6.3
Operating leases ....................        76.0       15.4          25.5            11.5             23.6
Capital expenditures ................        26.8       26.8            --              --               --
                                       ----------    -------      --------        --------         --------
 Total contractual cash obligations .  $  1,155.2    $  72.8      $  277.3        $  323.9         $  481.2
                                       ==========    =======      ========        ========         ========

----------
(1) As of December 31, 2001, on a pro forma basis, after giving effect to the IPO reorganization, this offering and the concurrent transactions, our actual obligations relating to long-term debt would have been as follows:





    TOTAL          2002      2003 AND 2004     2005 AND 2006     2007 AND BEYOND
-------------   ---------   ---------------   ---------------   ----------------
                                 (IN MILLIONS)
$  892.8          $ 6.5         $ 32.6            $ 100.6           $ 753.1



TRANSACTIONS WITH AFFILIATES


     Our relationship with Graham Engineering is significant to our business. It provides us with equipment, technology and services. We are a party to an equipment sales, service and licensing agreement with Graham Engineering, under which Graham Engineering will provide us with the Graham Wheel, which is an extrusion blow molding machine, and related technical support. We paid Graham Engineering approximately $20.4 million, $25.1 million and $23.8 million for such services and equipment for the years ended December 31, 1999, 2000 and 2001, respectively, and $16.6 million for the nine months ended September 29, 2002.

     Graham Family Growth Partnership has supplied management services to us since 1998. We paid Graham Family Growth Partnership $1.0 million for its services for each of the three years ended December 31, 1999, 2000 and 2001 and $0.8 million for its services for the nine months ended September 29, 2002.

     Blackstone has supplied management services to us since 1998. We paid Blackstone $1.0 million for its services for each of the three years ended December 31, 1999, 2000 and 2001 and $0.8 million for its services for the nine months ended September 29, 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES


 Long-Lived Assets


     Long-lived assets, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We use an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. Any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When fair values are not available, we estimate fair value using the expected future cash flows discounted at a rate commensurate with the risk involved. Enterprise goodwill not associated with assets being tested for impairment under SFAS 144 is evaluated based on a comparison of discounted future cash flows of the enterprise compared to the related net book value of the enterprise. We believe that this policy is critical to the financial statements, particularly when evaluating long-lived assets for impairment. Varying results of this analysis are possible due to the significant estimates involved in our evaluations.



 Derivatives


     On January 1, 2001 we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138. These standards establish accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the income statement when the hedged item affects earnings. On January 1, 2001, in connection with the adoption of SFAS 133, we recorded $0.4 million in other comprehensive income as a cumulative transition adjustment for derivatives designated as cash flow hedges prior to adopting SFAS 133. We have entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our existing senior credit agreement and anticipate continuing to do so with respect to our new senior credit agreement. These interest rate swaps are accounted for as cash flow hedges. The effective portion of the change in the fair value of the interest rate swaps is recorded in other comprehensive income and was an unrealized loss of $13.5 million for the year ended December 31, 2001 and an unrealized gain of $4.5 million for the nine months ended September 29, 2002. All of the cumulative $8.6 million unrealized loss recorded within other comprehensive income as of September 29, 2002 is expected to be recognized as interest expense in the next twelve months. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings. Continued use of hedge accounting is dependent on our adherence to this accounting policy. Failure to properly document our interest rate swaps as cash flow hedges would result in income statement recognition of all or part of the cumulative $8.6 million unrealized loss recorded in other comprehensive income as of September 29, 2002. The potential income statement impact resulting from a failure to adhere to this policy makes this policy critical to the financial statements.


     We also enter into forward exchange contracts, when considered appropriate, to hedge the exchange rate exposure on transactions that are denominated in a foreign currency. These forward contracts are accounted for as fair value hedges. During the year ended December 31, 2001, we recognized no net gain or loss in earnings as a result of fair value hedges. We had no outstanding forward exchange contracts as of December 31, 2001.

 Benefit Plan Accruals

     We have several defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. We record expense related to these plans using actuarially determined amounts that are calculated under the provisions of SFAS No. 87, "Employer's Accounting for Pensions". Key assumptions used in the actuarial valuations include the discount rate and the anticipated rate of return on plan assets. These rates are based on market interest rates, and therefore, fluctuations in market interest rates could impact the amount of pension expense recorded for these plans.


 Income Taxes


     As of September 29, 2002, we had net operating loss carryforwards in connection with our foreign operations that can be utilized to offset future income in foreign tax jurisdictions. These net operating losses generated deferred income tax assets of $35.1 million. However, we have recorded a valuation allowance of $35.1 million against this deferred tax asset as we have determined that it is more likely than not that we will not be able to utilize the net operating losses. Should our assumptions regarding the utilization of these net operating losses change, we may reduce some or all of this valuation allowance, which would result in the recording of an income tax benefit.


     For disclosure of all of our significant accounting policies see note 1 to the financial statements.


NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 2002, we adopted SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. We have completed the transitional goodwill impairment test as of January 1, 2002 and determined that there was no impairment loss to be recognized upon adoption of SFAS 142.

     On January 1, 2002, we adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. We have determined that there was no impact on our consolidated financial position or results of operations as a result of the adoption of SFAS 144.


     On January 1, 2003, we adopted SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result, gains and losses from extinguishment of debt are classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion 30. The adoption of SFAS 145 did not have a significant impact on our results of operations or financial position.

     On January 1, 2003, we adopted SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on our results of operations or financial position.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We had significant long and short-term debt commitments outstanding as of December 31, 2001. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk. We manage our interest rate risk by entering into interest rate swap agreements. All of our derivative financial instrument transactions are entered into for non-trading purposes.

     To the extent that our financial instruments, including off-balance sheet derivative instruments, expose us to interest rate risk and market risk, they are presented in the tables below. For variable rate debt obligations, the tables present principal cash flows and related actual weighted average interest rates as of December 31, 2001 and 2000. For fixed-rate debt obligations, the following tables present principal cash flows and related weighted-average interest rates by maturity dates. For interest rate swap agreements, the table presents notional amounts and the interest rates by expected (contractual) maturity dates for the pay rate and actual interest rates at December 31, 2001 and 2000 for the receive rate.





                                        EXPECTED MATURITY DATE OF LONG-TERM DEBT (INCLUDING CURRENT PORTION) AND
                                                   INTEREST RATE SWAP AGREEMENTS AT DECEMBER 31, 2001
                              ---------------------------------------------------------------------------------------------
                                  2002         2003          2004         2005          2006      THEREAFTER      TOTAL
                              ------------ ------------ ------------- ------------ ------------- ------------ -------------
                                                                 (DOLLARS IN THOUSANDS)
Interest rate sensitive
liabilities:
Variable rate borrowings,
 including short-term
 amounts ....................   $ 30,585     $ 31,610     $ 220,147     $ 67,476     $ 245,041    $ 155,894    $  750,753
 Average interest rate ......       5.65%        4.74%         4.65%        4.78%         4.87%        6.26%         5.11%
Fixed rate borrowings .......         --           --            --           --            --      301,638       301,638
 Average interest rate ......         --           --            --           --            --         9.76          9.76
  Total interest rate
  sensitive liabilities .....   $ 30,585     $ 31,610     $ 220,147     $ 67,476     $ 245,041    $ 457,532    $1,052,391
                                ========     ========     =========     ========     =========    =========    ==========
Derivatives matched
 against liabilities:
 Pay fixed swaps ............   $200,000     $300,000            --           --            --           --    $  500,000
 Pay rate ...................       5.81%        5.25%           --           --            --           --          5.47%
 Receive rate ...............       1.94         2.99            --           --            --           --          2.57



                                FAIR VALUE
                               DECEMBER  31,
                                   2001
                              --------------
                               (DOLLARS IN
                                THOUSANDS)
Interest rate sensitive
liabilities:
Variable rate borrowings,
 including short-term
 amounts ....................   $ 750,753
 Average interest rate ......
Fixed rate borrowings .......   $ 247,490
 Average interest rate ......
  Total interest rate
  sensitive liabilities .....   $ 998,243
                                =========
Derivatives matched
 against liabilities:
 Pay fixed swaps ............   $ (13,145)
 Pay rate ...................
 Receive rate ...............




                                        EXPECTED MATURITY DATE OF LONG-TERM DEBT (INCLUDING CURRENT PORTION) AND
                                                   INTEREST RATE SWAP AGREEMENTS AT DECEMBER 31, 2000
                              --------------------------------------------------------------------------------------------
                                  2001         2002         2003          2004         2005      THEREAFTER      TOTAL
                              ------------ ------------ ------------ ------------- ------------ ------------ -------------
                                                                 (DOLLARS IN THOUSANDS)
Interest rate sensitive
liabilities:
Variable rate borrowings,
 including short-term
 amounts ....................   $ 27,359     $ 27,160     $ 29,714     $ 220,825     $ 67,163    $ 401,278    $  773,499
 Average interest rate ......       9.43%        9.37%        9.35%         9.50%        9.78%       10.10%         9.82%
Fixed rate borrowings .......         --           --           --            --           --      286,680       286,680
 Average interest rate ......         --           --           --            --           --         9.70          9.70
  Total interest rate
  sensitive liabilities .....   $ 27,359     $ 27,160     $ 29,714     $ 220,825     $ 67,163    $ 687,958    $1,060,179
                                ========     ========     ========     =========     ========    =========    ==========
Derivatives matched
 against liabilities:
 Pay fixed swaps ............   $150,000     $200,000     $100,000            --           --           --    $  450,000
 Pay rate ...................       5.51%        5.81%        5.77%           --           --           --          5.70%
 Receive rate ...............       6.73         6.73         6.73            --           --           --          6.73



                                FAIR VALUE
                               DECEMBER 31,
                                   2000
                              -------------
                               (DOLLARS IN
                                THOUSANDS)
Interest rate sensitive
liabilities:
Variable rate borrowings,
 including short-term
 amounts ....................    $773,499
 Average interest rate ......
Fixed rate borrowings .......    $140,700
 Average interest rate ......
  Total interest rate
  sensitive liabilities .....    $914,199
                                 ========
Derivatives matched
 against liabilities:
 Pay fixed swaps ............    $    392
 Pay rate ...................
 Receive rate ...............


     We also enter into forward exchange contracts, when considered appropriate, to hedge foreign exchange rate exposure on transactions that are denominated in a foreign currency. As of December 31, 2000 we had forward exchange agreements to purchase French Francs with U.S. dollars in the amount of $2.2 million. The fair value of these agreements as of December 31, 2000 was $2.4 million, with a weighted average exchange rate of 7.40 French Francs:$1. There were no forward exchange contracts outstanding as of December 31, 2001. These forward exchange contracts are accounted for as fair value hedges, and therefore, their maturities had no effect on operations.

                                    BUSINESS


     We are a worldwide leader in the design, manufacture and sale of customized blow molded plastic containers for the branded food and beverage, household and personal care and automotive lubricants markets and currently operate 57 plants throughout North America, Europe and South America. Our primary strategy is to operate in select markets that will position us to benefit from the growing conversion to high performance plastic packaging from more commodity packaging. We target branded consumer product manufacturers for whom customized packaging design is a critical component in their efforts to differentiate their products to consumers. We initially pursue these attractive product areas with one or two major consumer products companies in each category that we expect will lead the conversion to plastic packaging for that category. We utilize our innovative design, engineering and technological capabilities to deliver highly customized, high performance products to our customers in these areas in order to distinguish and increase sales of their branded products. We collaborate with our customers through joint initiatives in product design and cost reduction, and innovative operational arrangements, which include on-site manufacturing facilities.


     From fiscal 1997 through fiscal 2001 we grew net sales at a compounded annual growth rate of over 14% as a result of our capital investment and focus on the high growth food and beverage market which is growing rapidly due to the accelerating conversion trend from glass, paper and metal containers to plastic packaging. With leading positions in each of our core businesses, we believe we are well positioned to continue to benefit from the plastic conversion trend that is still emerging on a global basis and offers us opportunities for attractive margins and returns on investment.


     We have an extensive blue-chip customer base that includes many of the world's largest branded consumer products companies such as Castrol, Dannon, Dial, Shell Oil Company, PepsiCo, Quaker Oats, Tropicana, Unilever, Valvoline and Welch's. Over one third of our manufacturing plants are located on-site at our customers' manufacturing facilities, which we believe provides a competitive advantage in maintaining and growing customer relationships. The majority of our sales are made pursuant to long-term customer contracts, which include resin pass-through provisions that substantially mitigate the effect of resin price movements on our profitability. Our containers are made from various plastic resins, including polyethylene terephthalate, or PET, high density polyethylene, or HDPE, and polypropylene, or PP. In 2001, our top 20 customers comprised over 81% of our net sales and have been customers of ours for an average of 16 years. During the first nine months of 2002, we generated 82%, 15% and 3% of our net sales in North America, Europe and South America, respectively.


     The combination of leading technology, product innovation, efficient manufacturing operations and strong customer relationships, including on-site facilities, has enabled us to consistently generate strong growth, margins and returns on invested capital.


OUR MARKETS

     We are a leading supplier of plastic packaging in each of our three primary end-use markets: food and beverage; household and personal care; and automotive lubricants.

 Food and Beverage -- 55% of our net sales for the year ended December 31, 2001

     We produce containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, teas, isotonics, yogurt and nutritional drinks, toppings, sauces, jellies and jams. Our business focuses on major consumer products companies that emphasize distinctive, high-performance packaging in their selected business lines that are undergoing rapid conversion to plastic from other packaging materials. We believe, based on internal estimates, that we have the leading domestic market position for plastic containers for juice, frozen concentrate, pasta sauce and yogurt drinks and the leading position in Europe for plastic containers for yogurt drinks. We believe that this leadership position creates significant opportunities for us to participate in the anticipated conversion to plastic in the wider nutritional drink market. We are also one of only three domestic market participants that are leading large-scale product conversions to hot-fill PET containers.

     Our customers include a large number of major food and beverage companies which produce a variety of brand name products. Select customers include:





CUSTOMER                  SELECTED BRAND(S) / PRODUCTS(S)
------------------------- ------------------------------------------------------------------------------------------------------
FOOD AND BEVERAGE
Apple & Eve               Apple & Eve (Registered Trademark)  / Beverages
Arizona                   Arizona (Registered Trademark)  / Beverages
Cadbury                   Snapple (Registered Trademark)  and Elements (Registered Trademark)  /Beverages
Campbell Soup             Liebig (Registered Trademark)  / Ready-to-Serve Soups; V-8 (Registered Trademark)  / Juice; Splash
                          (Registered Trademark)  / Beverages
Clement Pappas            Packer of leading store brands / Beverages
Dannon                    Danimals (Registered Trademark)  and Actimel (Registered Trademark)  / Yogurt and Nutritional Drinks
Heinz                     Heinz (Registered Trademark)  / Ketchup
Hershey                   Hershey's (Registered Trademark)  / Toppings
Knouse Foods              Lucky Leaf (Registered Trademark)  and Musselman's (Registered Trademark)  / Beverages and Applesauce
Minute Maid               Hi-C (Registered Trademark)  / Juice Drinks; Nestea (Registered Trademark)  and Powerade (Registered
                          Trademark)  / Beverages
Mrs. Clarks Foods         Various leading store brands / Beverages
National Fruit            Whitehouse (Registered Trademark)  / Beverages
Nestle                    Quik (Registered Trademark)  / Toppings and Milk Mix; Nescafe (Registered Trademark)  / Instant
                          Premium Coffee;
                          Juicy Juice (Registered Trademark)  / Juices
Northland                 Northland (Registered Trademark)  and Seneca (Registered Trademark) /Juices
Ocean Spray Cranberries   Ocean Spray (Registered Trademark)  / Beverages
Old Orchard               Old Orchard (Registered Trademark)  / Beverages
PepsiCo                   Dole (Registered Trademark)  / Beverages
 Quaker Oats              Gatorade (Registered Trademark)  / Beverages
 Tropicana                Tropicana (Registered Trademark)  and Twister (Registered Trademark)  / Beverages
Sunsweet                  Sunsweet (Registered Trademark)  / Juice
Tree Top                  Tree Top (Registered Trademark)  / Beverages and Applesauce; Seneca (Registered Trademark)  /
                          Applesauce
Unilever                  Ragu (Registered Trademark)  / Pasta Sauces; Amora (Registered Trademark)  / Sauces and Condiments
Welch's                   Welch's (Registered Trademark)  / Beverages, Jams, Jellies and Frozen Concentrate;
                          Bama (Registered Trademark)  / Jams and Jellies



CUSTOMER                  MATERIAL TYPE
------------------------- -------------------------
FOOD AND BEVERAGE
Apple & Eve               Hot-fill PET
Arizona                   Hot-fill PET / PP
Cadbury                   Hot-fill PET
Campbell Soup             Hot-fill PET / HDPE
Clement Pappas            Hot-fill PET
Dannon                    HDPE
Heinz                     PP
Hershey                   HDPE
Knouse Foods              Hot-fill PET
Minute Maid               HDPE / Hot-fill PET
Mrs. Clarks Foods         Hot-fill PET
National Fruit            Hot-fill PET
Nestle                    HDPE / Hot-fill PET
Northland                 Hot-fill PET
Ocean Spray Cranberries   Hot-fill PET
Old Orchard               Hot-fill PET
PepsiCo                   Hot-fill PET
 Quaker Oats              Hot-fill PET
 Tropicana                Hot-fill PET / HDPE / PP
Sunsweet                  Hot-fill PET
Tree Top                  Hot-fill PET
Unilever                  Hot-fill PET / PP
Welch's                   Hot-fill PET / HDPE


     From fiscal 1997 through fiscal 2001, our food and beverage sales grew at a compound annual growth rate of 34%, benefitting primarily from the rapid market conversion to plastic containers. As a result of technological innovations, PET containers can be used in "hot-fill" food and beverage applications where the container must withstand filling temperatures of over 180 degrees Fahrenheit in an efficient and cost-effective manner. We have been a leader in the conversion of multi-serve juices that has occurred during the last few years, and we helped initiate the conversion of containers for single-serve juice drinks, frozen juice concentrate and wide-mouth PET containers for sauces, jellies and jams. Our highly customized hot-fill PET containers allow for the shipment and display of food and beverage products in a non-refrigerated state, in addition to possessing the structural integrity to withstand extreme filling conditions. Our oxygen barrier PET container coating and our multi-layer barrier technologies also extend the shelf life and protect the quality and flavor of our customers' products.


     With over $260 million of capital invested in our hot-fill PET food and beverage business since the beginning of 1997, we have been a major participant in this rapidly growing area. Given the strength of our existing customer base, our recent capital investments and our technological and design capabilities, we believe that we are well positioned to benefit from the estimated 60% of the domestic hot-fill food and beverage market that has yet to convert to plastic. In addition, we believe that significant conversion opportunities exist in hot-fill product lines that have just begun to convert to plastic, and from international conversion opportunities.

 Household and Personal Care -- 23% of our net sales for the year ended December 31, 2001


     In our household and personal care business, we are a leading supplier of plastic containers for products such as liquid fabric care, dish care, hard-surface cleaners, hair care and body wash. We continue to benefit as liquid fabric care detergents, which are packaged in plastic containers, capture an increasing share from powdered detergents, which are predominantly packaged in paper-based containers.


     Select household and personal care customers include:





CUSTOMER                     SELECTED BRAND(S) / PRODUCTS(S)
---------------------------- ---------------------------------------------------------------------------------------------------
HOUSEHOLD AND PERSONAL CARE
Colgate Palmolive            Ajax (Registered Trademark) , Fab (Registered Trademark)  and Dynamo (Registered Trademark)  /
                             Fabric Care; Octagon (Registered Trademark)  / Dish Care
The Dial Corporation         Purex (Registered Trademark)  / Fabric Care; Dial (Registered Trademark)  / Personal Care
Henkel                       Dishcare, Hard-Surface Cleaners, Household Cleaners and Personal Care
Johnson & Johnson            Johnson & Johnson (Registered Trademark)  / Hair Care
Procter & Gamble             Mr. Clean (Registered Trademark)  / Household Cleaners; Cascade (Registered Trademark)  / Dish
                             Care; Febreze (Registered Trademark)  / Fabric
                             Care
Reckitt Benckiser            Vanish (Registered Trademark)  / Household Cleaners
Unilever                     All (Registered Trademark) , Wisk (Registered Trademark) , Surf (Registered Trademark)  and
                             Snuggle (Registered Trademark)  / Fabric Care; Dove (Registered Trademark) , Suave (Registered Tradem
                             Lever 2000 (Registered Trademark)  / Personal Care; Elida Gibbs (Registered Trademark)  and
                             Faberge (Registered Trademark)  / Hair Care



CUSTOMER                       MATERIAL TYPE
---------------------------- ----------------
HOUSEHOLD AND PERSONAL CARE
Colgate Palmolive            HDPE
The Dial Corporation         PET / HDPE / PP
Henkel                       PET / HDPE / PP
Johnson & Johnson            HDPE
Procter & Gamble             PET / HDPE / PP
Reckitt Benckiser            PET / HDPE
Unilever                     PET / HDPE / PP


 Automotive Lubricants -- 22% of our net sales for the year ended December 31, 2001



     We believe, based on internal estimates, that we are the number one supplier of one quart/one liter HDPE motor oil containers in the United States, Canada and Brazil, supplying most of the motor oil producers in these countries, with an approximate 73% market share in the United States, based on 2001 unit sales. Additionally, in 2002 we were awarded 100% of Pennzoil-Quaker State's (now Shell Oil Company) U.S. one quart volume requirements and 100% of ExxonMobil's one quart volume requirements for one of its U.S. filling plants. We have been producing automotive lubricants containers since the conversion to plastic began over 20 years ago and over the years have expanded our market share and maintained margins by partnering with our customers to improve product quality and jointly reduce costs through design improvement, reduced container weight and manufacturing efficiencies. Our joint product design and cost efficiency initiatives with our customers have also strengthened our service and customer relationships.


     We expanded our operations into portions of South America to take advantage of the growth resulting from the ongoing conversion from composite cans to plastic containers for motor oil as well as the increasing number of motor vehicles per person in that region. We anticipate similar growth opportunities for us in other economically developing markets where the use of motorized vehicles is rapidly growing. We also manufacture containers for other automotive products, such as antifreeze and automatic transmission fluids.

     Our major automotive lubricants customers include:


CUSTOMER               SELECTED BRAND(S) / PRODUCTS(S)
---------------------- ---------------------------------------------------------------------------------------------------------
AUTOMOTIVE LUBRICANTS
Ashland                Valvoline (Registered Trademark) , Napa (Registered Trademark)  and CarQuest (Registered Trademark)  /
                       Motor Oil; Zerex (Registered Trademark)  / Antifreeze
Castrol                Castrol (Registered Trademark)  and Syntec (Registered Trademark)  / Motor Oil; Super Clean (Registered
                       Trademark)  / Heavy Duty Cleaner
ChevronTexaco          Chevron (Registered Trademark) , Texaco (Registered Trademark)  and Havoline (Registered Trademark)  /
                       Motor Oil
ExxonMobil             Mobil (Registered Trademark)  and Exxon (Registered Trademark)  / Motor Oil
Petrobras              Petrobras (Registered Trademark)  Motor Oil
Petro-Canada           Petro-Canada (Registered Trademark)  / Motor Oil
Shell Oil Company      Shell (Registered Trademark)  / Motor Oil and Antifreeze; Pennzoil (Registered Trademark)  and Quaker
                       State (Registered Trademark)  / Motor Oil

CUSTOMER                MATERIAL TYPE
---------------------- --------------
AUTOMOTIVE LUBRICANTS
Ashland                HDPE
Castrol                HDPE
ChevronTexaco          HDPE
ExxonMobil             HDPE
Petrobras              HDPE
Petro-Canada           HDPE
Shell Oil Company      HDPE


OUR STRENGTHS

     STRATEGIC FOCUS ON RAPIDLY GROWING CUSTOM PLASTIC CONTAINER
INDUSTRY. Changing consumer preferences and technological advancements have accelerated the conversion to plastic containers from other materials. The advantages of plastic containers, such as their lighter weight, shatter resistance, resealability and ease of opening and dispensing, as well as the improved economics and performance of plastics, have resulted from technological enhancements. We have been a leader domestically in the conversion to plastic packaging for many major product categories such as shelf-stable, chilled and frozen concentrate juices, food products, liquid laundry detergent, household cleaners and motor oil, and believe we are well positioned to benefit from the large number of containers which have yet to be converted to plastic. Our growing international presence positions us well to capitalize on growth in plastic packaging overseas which we expect, in many markets, to be driven by conversions similar to those experienced in the United States.

     After this offering, we will be the only publicly traded company in North America that is solely focused on the manufacture and sale of customized plastic containers. While some of our competitors have significant plastic container operations, they also tend to have large concentrations of sales and capital invested in lower growth and declining packaging materials such as glass, metal and paper, or tend to produce more commodity-like plastic packaging with low value-added design and performance characteristics.

     LEADERSHIP POSITION IN CORE MARKETS. We enjoy leading positions in all of our core markets. We believe, based on internal estimates, that we have the leading domestic market position for plastic containers for juice, frozen concentrate, pasta sauce and yogurt drinks and the leading position in Europe for plastic containers for yogurt drinks. We are one of only three domestic market participants that are leading large-scale product conversions to hot-fill PET containers. We also believe, based on internal estimates, that we have the number one market position in the one quart/one liter motor oil container markets in the United States, Canada and Brazil. Our leadership positions in our core markets have enabled us to utilize high-speed production systems and achieve significant economies of scale, thereby making us a low cost manufacturer.

     SUPERIOR PRODUCT DESIGN AND DEVELOPMENT CAPABILITIES. Our ability to develop new, innovative containers to meet the design and performance requirements of our customers has established us as a market leader. We have demonstrated significant success in designing innovative plastic containers that require customized features such as complex shapes, reduced weight, handles, grips, view stripes, pouring features and graphic-intensive customized labeling, and often must meet specialized performance and structural requirements such as hot-fill capability, recycled material usage, oxygen barriers, flavor protection and multi-layering. In addition to increasing demand for our customers' products, we believe that our innovative packaging stimulates consumer demand and drives further conversion to plastic packaging. Consequently, our strong design capabilities have been especially important to our food and beverage customers, who generally use packaging to differentiate and add value to their brands while spending less on promotion and advertising. We have been awarded significant contracts based on these unique product design capabilities that we believe set us apart from our competition. Some of our recent design and conversion successes include:

     o hot-fill containers with oxygen barrier coating for conversion from glass bottles of Tropicana Season's Best brand, PepsiCo's Dole brand, Campbell's Splash brand, Snapple's Element brands, Welch's brand juices and Apple & Eve brand juices;

     o hot-fill PET wide-mouth jars for Ragu pasta sauce, Seneca and Treetop applesauce, Welch's jellies and jams and Golden Valley Foods salsa;

     o HDPE frozen juice container for Welch's in the largely unconverted metal and paper-composite can markets; and

     o the debut of single and multi-serve, brand-distinctive, custom plastic beverage packages, such as: Gatorade 10 ounce, Powerade and Minute Maid 12 ounce, Danimals 100 milliliter and 93 milliliter yogurt drinks, Snapple Tea 20 ounce, Snapple Elements 20 ounce, Ocean Spray 64 ounce, Treetop 64 ounce and Tropicana Twister 1.75 liter containers.


     Our innovative designs have also been recognized by a number of customers and industry organizations, including our Coca-Cola Quatro bottle (2002 Mexican Packaging Association), Sabritas (Pepsi/Frito-lay) Be-Light bottle (2002 Mexican Packaging Association), Welch's Spreads jars (2000 AmeriStar design award), Ragu Pasta Sauce jars (2000 AmeriStar and WorldStar design awards), Hershey's Moolennium Syrup bottle (2000 AmeriStar and WorldStar design awards) and our complete product line of single-serve hot-fill barrier PET containers (2000 AmeriStar and WorldStar design awards).

     SUCCESSFUL BUSINESS MODEL UTILIZING ON-SITE FACILITIES. Over one third of our 57 manufacturing facilities are located on-site at our customers' plants, creating innovative operational arrangements. On-site plants enable us to work more closely with our customers, facilitating just-in-time inventory management, generating significant savings opportunities through process re-engineering, eliminating costly shipping and handling charges, reducing working capital needs and fostering long-term customer relationships. In many cases, our on-site operations are integrated with our customers' manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers' filling lines. Since the beginning of 1998, we have established twelve new on-site facilities at customers' facilities, including the first on-site plant for Gatorade, which we believe is one of the largest hot-fill PET customers in the world, four new on-site plants in four countries for Danone and an on-site operation with Henkel in Germany. We have also established an on-site pre-form plant at one of our resin supplier's facilities, which is unique in our industry and further demonstrates our innovative operational strategies. This plant supplies container pre-forms that are blown into containers at our blow molding facilities, enabling us to improve the quality and cost of our end products.


     DIVERSIFIED BLUE-CHIP CUSTOMER BASE. We have enjoyed long-standing relationships with most of our larger customers, with 81% of our net sales generated by our top 20 customers in 2001. The majority of these customers are under long-term contracts, with whom we have been doing business for an average of over 15 years. We are the leading custom plastic packaging supplier in several geographic regions and/or for several brands of most of our top customers. In addition, we are a sole source provider for many of our top customers. We have strengthened our customer relationships by forming joint initiatives with our customers relating to product design, cost-savings and production quality efforts. These efforts have led to awards by several of our major customers, including the Chevron Quality Achievement Award, the Dial Corporation Select Supplier Award for Quality, the Association of Post Consumer Plastic Recyclers Partners for Change Award and the Ocean Spray New Technology Award. In addition, we were named Ocean Spray's Technology Supplier of the Year for 2001 and Welch's Supplier of the Year for 2000.


     EXPERIENCED MANAGEMENT TEAM WITH STRONG EQUITY INCENTIVES. We have a talented senior management team, which has a track record of growing our company, implementing new packaging technology, entering new markets and maintaining and expanding our blue-chip customer base. Our executive officers have an average of 25 years work experience in the packaging industry and 17 years with us. Our senior managers are meaningfully invested in our performance, which gives them an ongoing stake in the creation of shareholder value. After the IPO reorganization and this offering, management will own approximately 7.6% of our common stock on a diluted basis.

OUR STRATEGY

     We intend to expand our leadership position in select value-added plastic packaging opportunities by maintaining our position at the forefront of the plastic conversion trend. We seek to achieve this objective by pursuing the following strategies:

     LEVERAGE OUR DESIGN AND ENGINEERING EXPERTISE TO CAPITALIZE ON CONVERSION TO PLASTIC CONTAINERS. We have demonstrated significant success in designing innovative, and often patented, plastic containers that add value through innovative design shapes and features, such as reduced weight, handles, grips, view stripes, pouring features, graphic-intensive customized labeling and customized blow molding and specialized performance and structural requirements, such as hot-fill capability, oxygen barriers, flavor protection, recycled material usage and multi-layering. We seek to compete in select plastic packaging areas which provide us with profitable, high-growth opportunities to supply our customers with customized value-added packaging that can increase demand for their products and help to accelerate the general plastic conversion trend. Significant opportunities exist in the United States and abroad to capture an even greater share of anticipated large scale plastic conversions in areas such as chilled, frozen and hot-fill beverages and hot-fill PET for shelf-stable food products including pickles, sauces, jellies and jams. In addition, we believe that significant conversion opportunities exist for product lines that have not yet begun to convert to plastic, but would benefit from distinctive product design and improved performance.

     MAINTAIN AND EXPAND POSITION WITH KEY CUSTOMERS. We plan to maintain and expand our position with global branded consumer products companies that require highly customized features to differentiate their products on store shelves. Central to this strategy are the continued:

     o delivery of superior customer service;

     o development of innovative and distinctive packaging designs;

     o opening of new on-site facilities;

     o ongoing improvement of our low-cost manufacturing operations;

     o global expansion alongside key customers; and

     o proprietary technology development.


     TARGETED CAPITAL INVESTMENT AND EXPANSION OF OUR ON-SITE PLANT NETWORK. We expect to continue our disciplined approach to capital investments, whereby we carefully evaluate new business initiatives and our ability to generate targeted returns on new capital invested. As part of this strategy, we intend to expand our on-site network of manufacturing facilities with both existing and new customers. We will continue to focus on identifying opportunities both domestically and internationally where on-site relationships would provide a strategic benefit for both us and our customers and further strengthen our relationship. Thirteen out of seventeen domestic and international facilities that we have established since the beginning of 1998 have been located on site at customer and vendor facilities. We are currently evaluating additional on-site facilities with several of our customers. In addition to our primary strategy of organic growth, we plan to consider select investments, joint ventures and strategic acquisitions to complement our growth objectives as opportunities arise.



COMPANY HISTORY

     Graham Container Corporation was formed in the early 1970s, by Donald C. Graham, in York, Pennsylvania as a manufacturer of plastic containers. In April 1989, Graham Container and Sonoco Products Company merged their plastic container operations into Sonoco Graham Company, owned 60% by Graham and 40% by Sonoco. In April 1991, Graham Container acquired Sonoco Products' interest in the jointly-owned company and changed its name to Graham Packaging Company. Graham Packaging Company expanded internationally during the 1990s, acquiring, taking majority interests in, or entering into joint ventures with, a variety of established off-shore packaging businesses.

     The Graham Family sold a controlling interest in our company to affiliates of the Blackstone Group in February 1998 in a recapitalization transaction. The principal components and consequences of the recapitalization included the following:

     o A change in the name of the predecessor company to Graham Packaging Holdings Company;

     o The contribution by Graham Packaging Holdings Company of substantially all of its assets and liabilities to the operating company, Graham Packaging Company;

     o The contribution by certain Graham entities to us of their ownership interests in some of our partially-owned subsidiaries and some real estate used but not owned by us;

     o The initial borrowing by Graham Packaging Company of $403.5 million under the existing senior credit agreement;

     o The issuance of $225.0 million of senior subordinated notes by our subsidiary, Graham Packaging Company, and $100.6 million gross proceeds ($169.0 million aggregate principal amount at maturity) senior discount notes by us;

     o The repayment by Graham Packaging Company of substantially all of our then-existing indebtedness;

     o The distribution by Graham Packaging Company to Graham Packaging Holdings Company of all of the remaining net proceeds of the bank borrowings and the senior subordinated notes, other than amounts necessary to pay certain fees and expenses and payments to management;

     o The redemption by Graham Packaging Holdings Company of some of its partnership interests held by the Graham entities for $429.6 million;

     o The purchase by Blackstone, DB Capital Investors, L.P., which is an affiliate of an underwriter in this offering, and members of management, of partnership interests in Graham Packaging Holdings Company held by the Graham entities for $208.3 million;

     o The repayment by the Graham entities of amounts owed to Graham Packaging Holdings Company under $20.2 million of promissory notes;

     o The recognition of additional compensation expense under an equity appreciation plan;

     o The payment of bonuses and other cash payments and the granting of certain equity awards to members of management; and

     o The payment of a $6.2 million tax distribution by Graham Packaging Holdings Company on November 2, 1998 to Graham entities for tax periods prior to the recapitalization.

     Since 1998, we have continued to expand our operations, both domestically and internationally, through capital expenditures and through acquisitions.


CUSTOMERS

     Substantially all of our sales are made to major branded consumer products companies. Our customers demand a high degree of packaging design and engineering to accommodate complex container shapes, performance and material requirements and quick and reliable delivery. As a result, many customers opt for long-term contracts, many of which have terms up to ten years. A majority of our top 20 customers are under long-term contracts and accounted for over 81% of our net sales in 2001. Our contracts typically contain provisions allowing for price adjustments based on the market price of resins and colorants and the cost of energy and labor, among other factors. In many cases, we are the sole supplier of our customers' custom plastic container requirements nationally, regionally or for a specific brand. For the year ended December 31, 2001, PepsiCo, through its Gatorade, Tropicana and Dole product lines, accounted for 17.4% of our total net sales and was the only customer that accounted for over 10% of our net sales for the year. PepsiCo acquired Quaker Oats, which produces Gatorade, in 2001. Our sales to PepsiCo were $63.4 million in 1999, $98.9 million in 2000 and $160.8 million in 2001, which includes our sales to Quaker Oats prior to the acquisition.

INTERNATIONAL OPERATIONS


     We have significant operations outside the United States in the form of wholly owned subsidiaries, cooperative joint ventures and other arrangements. We have 22 plants located in countries outside of the United States, including Argentina (2), Belgium (1), Brazil (4), Canada (2), France (4), Germany (2), Hungary (1), Mexico (2), Poland (2), Spain (1) and Turkey (1).

     Argentina and Brazil. In Brazil, we have three on-site plants for motor oil packaging, including one for Petrobras Distribuidora S.A., the national oil company of Brazil. We also have an off-site plant in Brazil for our motor oil and agricultural and chemical container businesses. On April 30, 1997, we acquired 80% of the operating assets and liabilities of Rheem-Graham Embalagens Ltda. in Brazil, which is now known as "Graham Packaging do Brasil". In February 1998, we acquired the residual 20% ownership interest in Graham Packaging do Brasil. In Argentina, we purchased 100% of the capital stock of Dodisa, S.A., Amerpack, S.A., Lido Plast, S.A. and Lido Plast San Luis, S.A. in July 1999. In April 2000, Dodisa, S.A., Amerpack, S.A. and Lido Plast, S.A. were dissolved without liquidation and merged into Graham Packaging Argentina, S.A. In June 2000, in order to maximize efficiency, we shifted some of the volume produced for Brazilian customers from our Argentine operations to our Brazilian facilities and consolidated business from two of our facilities in Argentina.

     Mexico. In December 1999, we entered into a joint venture agreement with Industrias Innopack, S.A. de C.V. to manufacture, sell and distribute custom plastic containers in Mexico, the Caribbean and Central America.

     Europe. We have an on-site plant in each of Belgium, France, Germany, Hungary, Poland and Spain and six off-site plants in France, Germany, Poland and Turkey, for the production of plastic containers for liquid food, household and personal care, automotive and agricultural chemical products. Through Masko Graham Spolka Z.O.O., a 51% owned joint venture in Poland, we manufacture HDPE containers for household and personal care and liquid food products.


     Canada. We have one off-site facility and one on-site facility in Canada to service Canadian and northern U.S. customers. Both facilities are near Toronto. These facilities produce products for all three of our target end-use markets.

     Additional geographical operating segment information is provided in the financial statements included in the prospectus.


COMPETITION


     We face substantial regional and international competition across our product lines from a number of well-established businesses. Our primary competitors include Owens-Illinois, Inc., Ball Corporation, Constar International Inc., Consolidated Container Company LLC, Plastipak, Inc., Silgan Holdings Inc., Amcor Limited, Pechiney Plastic Packaging, Inc. and Alpla Werke Alwin Lehner GmbH. Several of these competitors are larger and have greater financial and other resources than we do. We believe long-term success is dependent on our ability to provide superior levels of service, our speed to market and our ability to develop product innovations and improve our production technology and expertise. Other important competitive factors include rapid delivery of products, production quality and price.



MARKETING AND DISTRIBUTION

     Our sales are made through our own direct sales force; agents or brokers are not utilized to conduct sales activities with customers or potential customers. Sales activities are conducted from our corporate headquarters in York, Pennsylvania and from field sales offices located in Houston, Texas; Levittown, Pennsylvania; Maryland Heights, Missouri; Mississauga, Ontario, Canada; Rancho Cucamonga, California; Paris, France; Buenos Aires, Argentina; Sao Paulo, Brazil; and Sulejowek, Poland. Our products are typically delivered by truck, on a daily basis, in order to meet our customers' just-in-time delivery requirements, except in the case of on-site operations. In many cases, our on-site operations are integrated with our customers' manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers' filling lines.

MANUFACTURING


     A critical component of our strategy is to locate manufacturing plants on-site, reducing expensive shipping and handling charges and increasing production and distribution efficiencies. We are a leader in providing on-site manufacturing arrangements, with over one third of our 57 facilities on-site at customer and vendor facilities. Within our 57 plants, we operate over 375 production lines. We sometimes dedicate particular production lines within a plant to better service customers. Our plants generally operate 24 hours a day, five to seven days a week, although not every production line is run constantly. When customer demand requires, we run our plants seven days a week. Our manufacturing historically has not been subject to seasonal fluctuations.


     We maintain a program of quality control with respect to suppliers, line performance and packaging integrity for our containers. Our production lines are equipped with various automatic inspection machines that electronically inspect containers. Additionally, we inspect and test our product samples on the production line for proper dimensions and performance. We also inspect our products after packaging. We crush and recycle containers not meeting our standards. We monitor and update our inspection programs to keep pace with modern technologies and customer demands. Quality control laboratories are maintained at each manufacturing facility to test our products.

     We have highly modernized equipment in our plants, consisting primarily of rotational wheel systems and shuttle systems, both of which are used for HDPE and PP blow molding, and injection-stretch blow molding systems for custom PET containers. We are also pursuing development initiatives in barrier technologies to strengthen our position in the food and beverage business. In the past, we have achieved substantial cost savings in our manufacturing process by productivity and process enhancements, including increasing line speeds, utilizing recycled products, reducing scrap and optimizing plastic volume requirements for each product's specifications.


     Total capital expenditures for 1999 were $171.0 million, for 2000 $163.4 million and for 2001 $74.3 million. We believe that capital investment to maintain and upgrade property, plant and equipment is important to remain competitive. We estimate that the annual capital expenditures required to maintain our current facilities are approximately $30 million per year. For 2002, we expect to make capital expenditures of approximately $75 million to expand capacity.



PRODUCTS AND RAW MATERIALS

     PET containers, which are transparent, are utilized for products where glasslike clarity is valued and shelf stability is required, such as carbonated soft drinks, juice, juice drinks and teas. HDPE containers, which are nontransparent, are utilized to package products such as motor oil, fabric care, dish care and personal care products, some food products, chilled juices and frozen juice concentrates.

     PET and HDPE resins constitute the primary raw materials used to make our products. These materials are available from a number of suppliers, and we are not dependent upon any single supplier. We maintain what we believe is an adequate inventory to meet demands, but there is no assurance this will be true in the future. Our gross profit has historically been substantially unaffected by fluctuations in resin prices because industry practice permits substantially all changes in resin prices to be passed through to customers through appropriate changes in product pricing. However, a sustained increase in resin prices, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to plastic containers.

     Through our wholly owned subsidiary, Graham Recycling Company, L.P., we operate one of the largest HDPE bottles-to-bottles recycling plants in the world, and more than 63% of our North American HDPE units produced contain recycled HDPE bottles. The recycling plant is located near our headquarters in York, Pennsylvania.


EMPLOYEES


     As of December 31, 2002, we had approximately 3,900 employees, 2,400 of which were located in the United States. Approximately 80% of our employees are hourly wage employees, 52% of whom are represented by various labor unions and are covered by various collective bargaining agreements that expire between March 2003 and September 2006. We believe that we enjoy good relations with our employees.


ENVIRONMENTAL MATTERS

     Our operations, both in the U.S. and abroad, are subject to national, state, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal, and management of, regulated materials and waste, and impose liability for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals, or other releases of hazardous substances or materials. Environmental laws can be complex and may change often, capital and operating expenses to comply can be significant, and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as "Superfund" in the United States, impose strict, and in some cases, joint and several, liability on responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. Contamination at properties that we formerly owned or operated as well as at properties that we currently own or operate, and properties to which we sent hazardous substances, may result in our liability under environmental laws. We are not aware of any material noncompliance with the environmental laws currently applicable to us and we are not the subject of any material claim for liability with respect to contamination at any location. Based on existing information, we believe that it is not reasonably likely that losses related to our known environmental liabilities, in aggregate, will be material to our financial position, results of operations and liquidity. For our operations to comply with environmental laws, we have incurred and will continue to incur costs, which were not material in fiscal 2001 and are not expected to be material in the future.

     A number of governmental authorities both in the U.S. and abroad have considered, are expected to consider, or have passed legislation aimed at reducing the amount of disposed plastic wastes. Those programs have included, for example, mandating rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material, and/or requiring retailers or manufacturers to take back packaging used for their products. That legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for plastic packaging, result in greater costs for plastic packaging manufacturers, or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using bottles made in whole or in part of recycled plastic. We operate one of the largest HDPE bottles-to-bottles recycling plants in the world and more than 63% of our HDPE units produced in North America contain materials from recycled HDPE bottles. We believe that to date these initiatives and developments have not materially adversely affected us.


INTELLECTUAL PROPERTY

     We hold various patents and trademarks. While in the aggregate our patents are of material importance to our business, we believe that our business is not dependent upon any one patent or trademark. We also rely on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Others could, however, obtain knowledge of this proprietary know-how through independent development or other access by legal means. In addition to our own patents and proprietary know-how, we are a party to licensing arrangements and other agreements authorizing us to use other proprietary processes, know-how and related technology and/or to operate within the scope of certain patents owned by other entities. The duration of our licenses generally ranges from 9 to 20 years. In some cases licenses granted to us are perpetual and in other cases the term of the license is related to the life of the patent associated with the license. We also have licensed or sublicensed some of our intellectual property rights to third parties.

PROPERTIES



     We currently own or lease 57 plants located in the United States, Canada, Argentina, Brazil, Belgium, France, Germany, Hungary, Mexico, Poland, Spain, and Turkey. Twenty-four of our plants are located on site at customer and vendor facilities. Our operation in Poland is pursuant to a joint venture arrangement where we own a 51% interest. In 1999, we consolidated and relocated our headquarters to a facility located in York, Pennsylvania. We believe that our plants, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally are expected to provide sufficient capacity to meet our requirements for the foreseeable future.



     The following table sets forth the location of our plants and administrative facilities, whether on-site or off-site, whether leased or owned, and their approximate current square footage.





                                           ON-SITE                            SIZE
LOCATION                                 OR OFF-SITE     LEASED/OWNED     (SQUARE FEET)
-------------------------------------   -------------   --------------   --------------
U.S. Packaging Facilities (a)
-------------------------------------
 1.   York, Pennsylvania                Off-Site        Owned               395,554
 2.   Maryland Heights, Missouri        Off-Site        Owned               308,961
 3.   Holland, Michigan                 Off-Site        Leased              218,128
 4.   York, Pennsylvania                Off-Site        Leased              210,370
 5.   Selah, Washington                 On-Site         Owned               170,553
 6.   Atlanta, Georgia                  On-Site         Leased              165,000
 7.   Montgomery, Alabama               Off-Site        Leased              150,143
 8.   Emigsville, Pennsylvania          Off-Site        Leased              148,300
 9.   Levittown, Pennsylvania           Off-Site        Leased              148,000
10.   Evansville, Indiana               Off-Site        Leased              146,720
11.   Rancho Cucamonga, California      Off-Site        Leased              143,063
12.   Santa Ana, California             Off-Site        Owned               127,680
13.   Muskogee, Oklahoma                Off-Site        Leased              125,000
14.   Woodridge, Illinois               Off-Site        Leased              124,137
15.   Cincinnati, Ohio                  Off-Site        Leased              111,669
16.   Atlanta, Georgia                  Off-Site        Leased              111,600
17.   Bradford, Pennsylvania            Off-Site        Leased               90,350
18.   Berkeley, Missouri                Off-Site        Owned                75,000
19.   Jefferson, Louisiana              Off-Site        Leased               72,407
20.   Cambridge, Ohio                   On-Site         Leased               57,000
21.   Port Allen, Louisiana             On-Site         Leased               56,721
22.   Shreveport, Louisiana             On-Site         Leased               56,400
23.   Richmond, California              Off-Site        Leased               54,985
24.   Houston, Texas                    Off-Site        Owned                52,500
25.   Newell, West Virginia             On-Site         Leased               50,000
26.   Lakeland, Florida                 Off-Site        Leased               49,000
27.   New Kensington, Pennsylvania      On-Site         Leased               48,000
28.   N. Charleston, South Carolina     On-Site         Leased               45,000
29.   Darlington, South Carolina        On-Site         Leased               43,200
30.   Bradenton, Florida                On-Site         Leased               33,605
31.   Vicksburg, Mississippi            On-Site         Leased               31,200
32.   Bordentown, New Jersey            On-Site         Leased               30,000
33.   West Jordan, Utah                 On-Site         Leased               25,573
34.   Wapato, Washington                Off-Site        Leased               20,300
Canadian Packaging Facilities
-------------------------------------
35.   Mississauga, Ontario              Off-Site        Owned                78,416
36.   Toronto, Ontario                  On-Site         (c)                   5,000

                                          ON-SITE                                   SIZE
LOCATION                                OR OFF-SITE         LEASED/OWNED        (SQUARE FEET)
------------------------------------   -------------   ---------------------   --------------
Mexican Packaging Facilities
------------------------------------
37.   Mexicali (d)                     Off-Site        Leased                       59,700
38.   Irapuato                         On-Site         Leased                       58,130
European Packaging Facilities
------------------------------------
39.   Assevant, France                 Off-Site        Owned                       186,000
40.   Noeux les Mines, France          Off-Site        Owned                       120,000
41.   Sulejowek, Poland (b)            Off-Site        Owned                        83,700
42.   Bad Bevensen, Germany            Off-Site        Owned/Leased (e)             80,000
43.   Meaux, France                    Off-Site        Owned                        80,000
44.   Aldaia, Spain                    On-Site         Leased                       75,350
45.   Istanbul, Turkey                 Off-Site        Owned                        50,000
46.   Villecontal, France              On-Site         Leased                       22,790
47.   Rotselaar, Belgium               On-Site         Leased                       15,070
48.   Bierun, Poland (b)               On-Site         Leased                       10,652
49.   Genthin, Germany                 On-Site         Leased                        6,738
50.   Nyirbator, Hungary               On-Site         Leased                        5,000
South American Packaging Facilities
------------------------------------
51.   Sao Paulo, Brazil                Off-Site        Leased                       70,290
52.   Buenos Aires, Argentina          Off-Site        Owned                        33,524
53.   Rio de Janeiro, Brazil           On-Site         Owned/Leased (e)             25,840
54.   Rio de Janeiro, Brazil           On-Site         Leased                       16,685
55.   Rio de Janeiro, Brazil           On-Site                 (c)                  11,000
56.   San Luis, Argentina              Off-Site        Owned                         8,070
Graham Recycling
------------------------------------
57.   York, Pennsylvania               Off-Site        Owned                        44,416
Administrative Facilities
------------------------------------
 o    York, Pennsylvania               N/A             Leased                       83,373
 o    Blyes, France                    N/A             Leased                        9,741
 o    Rueil, Paris, France             N/A             Leased                        4,300


----------
(a) Substantially all of our domestic tangible and intangible assets will be pledged as collateral pursuant to the terms of our new senior credit agreement.
(b) This facility is owned by Masko Graham, in which we hold a 51% interest through Graham Packaging Poland L.P.
(c) We operate these on-site facilities without leasing the space we occupy.

(d) This facility is leased by Industrias Graham Innopack S.de.R.L. de C.V., in which Graham Packaging Latin America, LLC, holds a 50% interest.

(e)        The building is owned and the land is leased.

LEGAL PROCEEDINGS


     We are party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty our ultimate legal and financial liability with respect to litigation, but we believe, based on our examination of these matters, our experience to date and our discussions with counsel, that ultimate liability from our various litigation matters will not be material to our business, financial condition or results of operations.

                                  MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS


     Our directors and executive officers prior to the IPO reorganization have been Philip R. Yates, Roger M. Prevot, John E. Hamilton, Chinh E. Chu, Howard
A. Lipson, David A. Stonehill, Charles E. Kiernan and Gary G. Michael. Set forth below are the names, ages as of December 31, 2002 and positions with our company of the persons who will serve as our directors and executive officers upon the consummation of our IPO reorganization.





NAME                  AGE                            POSITION
-------------------- ----- ------------------------------------------------------------
Philip R. Yates      55    Chief Executive Officer and Chairman of the Board
Roger M. Prevot      43    President and Chief Operating Officer
John E. Hamilton     44    Chief Financial Officer
G. Robinson Beeson   54    Senior Vice President and General Manager, North America
                           Automotive and South America
Scott G. Booth       46    Senior Vice President and General Manager, North America
                           Household and Personal Care
John A. Buttermore   56    Senior Vice President and General Manager, North America
                           Food and Beverage PET
Ashok Sudan          49    Senior Vice President and General Manager, Europe and North
                           America Food and Beverage Polyolefins
Jay W. Hereford      52    Vice President, Finance and Information Technology
Chinh E. Chu         36    Director
Charles E. Kiernan   57    Director
Howard A. Lipson     39    Director
Gary G. Michael      62    Director
David A. Stonehill   34    Director


     Philip R. Yates will serve as our Chief Executive Officer and Chairman of our Board of Directors after the IPO reorganization. From February 2000 until the IPO reorganization, Mr. Yates served as Chief Executive Officer of Graham Packaging Company. From February 1998 until February 2000, Mr. Yates served as the Chief Executive Officer and President. Prior to February 1998, Mr. Yates served as our President and Chief Operating Officer.

     Roger M. Prevot will serve as our President and Chief Operating Officer after the IPO reorganization. From February 2000 until the IPO reorganization, Mr. Prevot served as President and Chief Operating Officer. From February 1998 to February 2000 Mr. Prevot served as Senior Vice President or Vice President and General Manager, Food and Beverage. Prior to February 1998, Mr. Prevot served as our Vice President and General Manager, U.S. Food and Beverage.

     John E. Hamilton will serve as our Chief Financial Officer after the IPO reorganization. From January 1999 until the IPO reorganization, Mr. Hamilton served as Chief Financial Officer. From February 1998 to January 1999, Mr. Hamilton served as our Senior Vice President or Vice President, Finance and Administration. Prior to February 1998, Mr. Hamilton served as our Vice President, Finance and Administration, North America.


     G. Robinson Beeson will serve as our Senior Vice President and General Manager, North America Automotive and South America after the IPO reorganization. From February 1998 until the IPO reorganization, Mr. Beeson served as Senior Vice President and General Manager, Automotive and South America or Senior Vice President and General Manager, Automotive or Vice President and General Manager, Automotive. Prior to February 1998, Mr. Beeson served as our Vice President and General Manager, U.S. Automotive.


     Scott G. Booth will serve as our Senior Vice President and General Manager, North America Household and Personal Care after the IPO reorganization. From February 1998 until the IPO reorganization, Mr. Booth served as Senior Vice President or Vice President and General Manager,

Household and Personal Care or Senior Vice President, Household and Personal Care. Prior to February 1998, Mr. Booth served as our Vice President and General Manager, U.S. Household and Personal Care.

     John A. Buttermore will serve as our Senior Vice President and General Manager, North America Food and Beverage PET after the IPO reorganization. From February 2000 until the IPO reorganization, Mr. Buttermore served as Senior Vice President or Vice President and General Manager, Food and Beverage. Prior to joining us in November 1998, Mr. Buttermore served as Category Manager, Food Products at Plastipak Packaging Co.


     Ashok Sudan will serve as our Senior Vice President and General Manager, Europe and North America Food and Beverage Polyolefins after the IPO reorganization. From September 1, 2000 until the IPO reorganization Mr. Sudan served as Senior Vice President and General Manager or Vice President and General Manager, Europe. Prior to September 1, 2000, Mr. Sudan served as Vice President Operations, Food & Beverage/PET; a position he entered in 1998. Prior to that Mr. Sudan held various management positions in manufacturing. Mr. Sudan has been with our predecessor companies and us since 1977.


     Jay W. Hereford will serve as our Vice President, Finance and Information Technology after the IPO reorganization. From November 1998 until June 2002, Mr. Hereford served as Vice President, Finance and Administration. Prior to joining us in November 1998, Mr. Hereford served as Vice President, Treasurer and Chief Financial Officer of Continental Plastic Containers, Inc. from 1992 until November 1998.


     Chinh E. Chu will serve as a Director after the IPO reorganization. From February 1998 until the IPO reorganization Mr. Chu served as a Member of the Advisory Committee. Mr. Chu is a Senior Managing Director of Blackstone, which he joined in 1990. Prior to 1990, Mr. Chu was a member of the Mergers and Acquisitions Group of Salomon Brothers Inc. Mr. Chu currently serves on the Board of Directors of Haynes International, Inc. and Nycomed Holdings.

     Charles E. Kiernan will serve as a Director after the IPO reorganization. From July 1, 2002 until the IPO reorganization, Mr. Kiernan served as a member of the Advisory Committee. Mr. Kiernan was the Executive Vice President and a Member of the Executive Council for Aramark Corporation from 1998 to 2000, where he served as President of the Food and Support Services unit. Prior to 1998, Mr. Kiernan was employed by Duracell from 1986 to 1997. He served as the President and Chief Operating Officer of Duracell International Inc. from 1994 to 1997, during which time he also served as a Director of the company, and President of Duracell North America from 1992 to 1994. Mr. Kiernan served as a member of the Board of Trustees of the National Urban League.


     Howard A. Lipson will serve as a Director after the IPO reorganization. From February 1998 until the IPO reorganization Mr. Lipson served as a Member of the Advisory Committee. Mr. Lipson is a Senior Managing Director of Blackstone. Since joining Blackstone in 1988, Mr. Lipson has been responsible for and involved in the execution of Blackstone's purchase of Six Flags (a joint venture with TimeWarner), the acquisition of Graham Packaging Company, and Blackstone's investments in Universal Orlando, Allied Waste Industries, Volume Services America, Mega Bloks, UCAR, US Radio, Transtar and Columbia House Holdings Inc. among others. Mr. Lipson currently serves as Director of Allied Waste Industries, Volume Services America, Mega Bloks, Universal Orlando and Columbia House Holdings Inc. Prior to joining Blackstone, Mr. Lipson was a member of the Mergers and Acquisitions Group of Salomon Brothers Inc. Mr. Lipson graduated with honors from the Wharton School of the University of Pennsylvania.


     Gary G. Michael will serve as a Director after the IPO reorganization. From October 1, 2002 until the IPO reorganization Mr. Michael served as a member of the Advisory Committee. From February 4, 1991 until his retirement on April 23, 2001 Mr. Michael served as Chairman of the Board and Chief Executive Officer of Albertson's, Inc. Prior to February 4, 1991 Mr. Michael served as Vice Chairman, Executive Vice President, Senior Vice President of Finance and, from 1979 to 2001, as

Director of Albertson's, Inc. Mr. Michael served as Chairman of the Federal Reserve Bank of San Francisco and as a member of the Financial Executives Institute. Mr. Michael currently serves as a Director of Questar, Inc., Boise Cascade, IdaCorp, Harrah's Entertainment and the Clorox Company.

     David A. Stonehill will serve as a Director after the IPO reorganization. From July 2000 until the IPO reorganization Mr. Stonehill served as a Member of the Advisory Committee. Mr. Stonehill is a principal of Blackstone, which he joined in 2000. Mr. Stonehill currently serves as a Director of Columbia House Holdings Inc. Prior to joining Blackstone, Mr. Stonehill served as a Senior Vice President at Chartwell Investments Inc. where he had been employed since 1996.


     Except as described above, there are no arrangements or understandings between any director or executive officer and any other person pursuant to which that person was elected or appointed as a director or executive officer.


COMMITTEES OF THE BOARD

     The standing committees of our board of directors will consist of an audit committee, a compensation committee and a committee on corporate governance.


 Audit Committee

     The principal duties of our audit committee are as follows:

     o to recommend the firm of independent outside auditors for appointment by the board of directors;

     o to meet with our financial management, internal audit management and independent outside auditors to review matters relating to our internal accounting and financial controls, internal audit program, accounting practices and procedures, the scope and procedures of the outside audit, the independence of the outside auditors and other matters relating to our financial condition;

     o to review our annual report to stockholders, proxy materials and annual report on Form 10-K for filing with the SEC;

     o to review our quarterly financial statements with financial management and independent outside auditors prior to filing of Form 10-Qs or release of quarterly earnings; and

     o to report to the board of directors periodically any recommendations the audit committee may have with respect to the foregoing matters.

     The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

     We plan to appoint two members to the audit committee within three months following this offering and the third member within 12 months following this offering.


 Compensation Committee

     The principal duties of the compensation committee are as follows:

     o to review key employee compensation policies, plans and programs;

     o to review and approve the compensation of our chief executive officer and the other executive officers of the company and its subsidiaries;

     o to review and approve any employment contracts or similar arrangement between the company and any executive officer of the company;

     o to review and consult with our chief executive officer concerning selection of officers, management succession planning, performance of individual executives and related matters; and

    o to administer our stock plans, incentive compensation plan programs and any such plans that the board may from time to time adopt and to exercise all the powers, duties and responsibilities of the board of directors with respect to such plans.


     The members of the compensation committee will be selected within three months after this offering.


 Corporate Governance Committee


     The principal duties of the corporate governance committee are as follows:



     o to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies which occur between stockholder meetings; and


     o to make recommendations to the board of directors regarding corporate governance matters and practices.


     The members of the committee on corporate governance will be selected within three months after this offering


DIRECTOR COMPENSATION


     Our employee and affiliated directors do not receive compensation for their services as directors. We expect to pay non-employee and non-affiliated directors an annual fee of $40,000, plus $1,000 for each regularly scheduled meeting attended. Directors may also receive options under our 2002 stock incentive plan. See "-- 2002 Stock Incentive Plan."


EXECUTIVE COMPENSATION



     The following table sets forth all cash compensation paid to our chief executive officer and our four other most highly compensated executive officers, or named executive officers, for the fiscal years ended December 31, 2000, 2001 and 2002, and their respective titles at December 31, 2002.

                          SUMMARY COMPENSATION TABLE






                                          ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                                ---------------------------------------- ----------------------------------------------
                                                                                   AWARDS                 PAYOUTS
                                                                         -------------------------- -------------------
                                                                  OTHER   RESTRICTED    SECURITIES               ALL
                                                       BONUS     ANNUAL      STOCK      UNDERLYING     LTIP     OTHER
NAME AND PRINCIPAL POSITION      YEAR     SALARY    EARNED (1)    COMP.     AWARDS     OPTIONS (2)   PAYOUTS   COMP.(3)
-----------------------------   ------ ----------- ------------ -------- ------------ ------------- --------- ---------
Philip R. Yates .............   2002   $465,492      $786,905      $--        $--        $    --       $--     $5,140
Chief Executive Officer and     2001    435,011       630,766       --         --             --        --     $4,260
Chairman of the Board           2000    397,070            --       --         --             --        --      4,258

Roger M. Prevot .............   2002   $325,894      $487,326      $--        $--        $    --       $--     $4,150
President and Chief Operating   2001    315,672       400,380       --         --         23,285        --      3,600
 Officer                        2000    285,427            --       --         --             --        --      3,843

John E. Hamilton ............   2002   $226,244      $281,937      $--        $--        $    --       $--     $4,062
Chief Financial Officer         2001    219,154       231,635       --         --             --        --      3,774
                                2000    201,966            --       --         --             --        --      3,752

G. Robinson Beeson ..........   2002   $210,518      $286,956      $--        $--        $    --       $--     $4,305
Senior Vice President and       2001    204,390       200,000       --         --             --        --      3,999
 General Manager, North         2000    192,176            --       --         --             --        --      3,964
 America Food Automotive
 and South America

Scott G. Booth ..............   2002   $202,786      $275,706      $--        $--        $    --       $--     $4,125
Senior Vice President and       2001    198,557       150,000       --         --             --        --      3,837
 General Manager, North         2000    188,866            --       --         --             --        --      3,737
 America Household and
 Personal Care



----------
(1) Represents bonus earned in the current year and paid in March of the following year under our annual discretionary bonus plan. Bonus amounts in 2002 are estimates.

(2) Calculated based on an exchange ratio of 1,663.23 shares per unit of Graham Packaging Holdings Company.


(3) Represents contributions to our 401(k) plan, amounts attributable to group term life insurance and payment of relocation costs.


MANAGEMENT AWARDS

     In February 1998, we made cash payments to approximately 20 senior level managers equal to approximately $7.0 million, which represented the aggregate value payable under our former equity appreciation plan and additional cash bonuses.

     In February 1998, we granted to approximately 100 middle level managers stay bonuses aggregating approximately $4.6 million, which were paid over a period of three years.

     In February 1998, we made additional cash payments to approximately 15 senior level managers equal to approximately $5.0 million, which represented additional cash bonuses and the taxes payable by those managers in respect of the awards described in this paragraph. In addition, (a) we made additional cash payments to those managers equal to approximately $3.1 million, which were used by the recipients to purchase shares of restricted common stock of BMP/Graham Holdings Corp., a limited partner of our predecessor and (b) each recipient was granted the same number of additional restricted shares as the shares purchased pursuant to clause (a). Those restricted shares vest over a period of three years.

SUPPLEMENTAL INCOME PLAN


     Mr. Yates is the sole participant in the Graham Engineering Corporation Amended Supplemental Income Plan, or SIP. Graham Packaging Company assumed Graham Engineering's obligations under the SIP. The SIP provides that upon attaining age 65, Mr. Yates shall receive a fifteen-year annuity providing annual payments equal to 25% of his final salary. The SIP also provides that the annuity payments shall be increased annually by a 4% cost of living adjustment. The SIP permits Mr. Yates to retire at or after attaining age 55 without any reduction in the benefit, although that benefit would not begin until Mr. Yates attained age 65. In the event that we terminate Mr. Yates' employment without "just cause," as defined in the SIP, then upon attaining age 65, he would receive the entire annuity. The SIP provides for similar benefits in the event of a termination of employment on account of death or disability.



MANAGEMENT OPTION PLAN


     In February 1998, Graham Packaging Holdings Company adopted the management option plan which provided for the grant of options to purchase units in Graham Packaging Holdings Company. Pursuant to the terms of the plan, we will provide that upon the IPO reorganization, the management option plan will be adjusted to provide for the conversion of the options to purchase units into options to purchase shares of our common stock, prior to any dilution resulting from any interests granted pursuant to the management option plan. The adjustment ratio has been calculated on the basis that we will issue 22,250,000 shares of common stock in exchange for the 13,378 partnership units of Graham Packaging Holdings Company, resulting in an exchange ratio of 1,663.23 shares per partnership unit, which is being applied to both outstanding partnership units and partnership units under options previously granted under the management option plan, as well as partnership units issuable under the management option plan.

     The aggregate number of shares of common stock with respect to which options may be granted under the management option plan shall not exceed 883,177 shares, representing a total of up to 3.8% of the equity of Graham Packaging Company Inc. after the IPO reorganization, but before this offering. The management option plan is intended to advance our best interests by allowing employees, non-employee directors, consultants and other individuals who provide services to us to acquire an ownership interest in us, thereby motivating them to contribute to our success and to remain employed by us.

     Each option granted to purchase units prior to the IPO reorganization will be appropriately adjusted into an option to purchase a number of shares of our common stock. The exercise price per share for those shares granted will be appropriately adjusted to $15.51 to reflect the IPO reorganization. In general, 50% of the options vest and become exercisable in 20% increments annually over five years so long as the holder of the option is still an employee on the vesting date, which options are referred to as "time options", and 50% of the options vest and become exercisable in 20% increments annually over five years so long as we achieve specified earnings targets for each year, although these options do become exercisable in full without regard to our achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the option is still an employee on that date, which options are referred to as "performance options". The number and type of securities covered by outstanding options and exercise prices may be adjusted to reflect events such as recapitalizations, mergers or reorganizations of or by us.

     A committee administers the management option plan, including the determination of the individuals to whom grants will be made, the number of shares subject to each grant, and the various terms of the grants. The committee may provide that an option cannot be exercised after the merger or consolidation of our company into another company or corporation, the exchange of all or substantially all of our assets for the securities of another corporation, the acquisition by a corporation of 80% or more of our common stock or the liquidation or dissolution of our company, and if the committee so provides, it will also provide either by the terms of the option or by a resolution adopted prior to the occurrence of a merger, consolidation, exchange, acquisition, liquidation or dissolution, that, for ten business days prior to that event, the option will be exercisable as to all shares subject thereto, notwithstanding anything to the contrary in any provisions of that option and that, upon the occurrence of an event, the option will terminate and be of no further force or effect. The committee may also provide that even if the option shall remain exercisable after any event, from and after the event, any of the options shall be exercisable only for the kind and amount of securities and other property, including cash, or the cash equivalent thereof, receivable as a result of that event by the holder of a number of shares of common stock for which that option could have been exercised immediately prior to that event. In addition, most time options become fully vested and exercisable upon the occurrence of a change of control of our company, as that term is defined in the management option plan. No suspension, termination or amendment of or to the management option plan will materially and adversely affect the rights of any participant with respect to options issued hereunder prior to the date of suspension, termination or amendment without the consent of the holder.


 Option Grants in Last Fiscal Year


     In January 2002, we granted four members of our management options to purchase an aggregate of 18.9 units of Graham Packaging Holdings Company which will be adjusted into options to purchase an aggregate of 31,435 shares of common stock in connection with the IPO reorganization. In addition, on October 1, 2002 we granted to Charles Kiernan and Gary Michael, who will be directors after the IPO reorganization, options to purchase an aggregate of 31.0 units of Graham Packaging Holdings Company which will be adjusted into options to purchase an aggregate of 51,560 shares of common stock in connection with the IPO reorganization. None of the options granted were to our named executive officers.


     The following table sets forth certain information with respect to the total options granted to the named executive officers at December 31, 2002 assuming an exchange ratio of 1,663.23 is used to adjust for each option to purchase units of Graham Packaging Holdings Company into an option to purchase our common stock in connection with the IPO reorganization.

                   TOTAL OPTION GRANTS AT DECEMBER 31, 2002






                                              NUMBER OF
                                              SECURITIES
                                              UNDERLYING
                                             UNEXERCISED             VALUE OF          OPTIONS AT END OF
                                          OPTIONS AT END OF     UNEXERCISED IN THE        FISCAL YEAR
NAME                                         FISCAL YEAR           MONEY OPTIONS          EXERCISABLE
--------------------------------------   -------------------   --------------------   ------------------
Philip R. Yates ......................         128,734                  $--                 98,463
 Chief Executive Officer and Chairman
   of the Board

Roger M. Prevot ......................         110,938                   --                 71,685
 President and Chief Operating Officer

John E. Hamilton .....................          80,667                   --                 58,313
 Chief Financial Officer

G. Robinson Beeson ...................          60,209                   --                 46,038
 Senior Vice President and General
   Manager, North America Automotive
   and South America

Scott G. Booth .......................          60,209                   --                 46,038
 Senior Vice President and General
   Manager, North America Household
   and Personal Care


2002 STOCK INCENTIVE PLAN


     We adopted the stock incentive plan effective in July 2002. The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of Graham Packaging Company Inc. or our affiliates. A maximum of 2,300,000 shares of common stock may be subject to awards under the stock incentive plan. The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the stock incentive plan.


     Administration. The stock incentive plan is administered by the compensation committee of our board of directors, which may delegate its duties and powers as it determines. The committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the stock incentive plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and other stock-based awards are granted by the committee to employees, directors and consultants in such numbers and at such times during the term of the stock incentive plan as the committee shall determine.

     Options. The committee determines the option price for each option; provided, however, that incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the option price in: (1) cash (or its equivalent); (2) to the extent permitted by the committee, by the surrender of a number of shares of common stock already owned by the option holder for at least six months with a fair market value equal to the exercise price; (3) a combination of cash and common stock (as qualified by clause (2)); or (4) to the extent permitted by the committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate option price for the shares being purchased.

     Stock Appreciation Rights. The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the committee. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share of common stock over (B) the exercise price, times (2) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

     Other Stock-Based Awards. The committee may grant awards of restricted stock units, common stock, restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

     Change in Control. In the event of a change in control (as defined in the plan), the committee may provide for the (1) termination of an award, but only if the award has vested and been paid out or the participant has been permitted to exercise an option or stock appreciation right in full for a period of not less than 30 days prior to the change in control, (2) acceleration of all or any portion of an award, (3) payment of a cash amount in exchange for the cancellation of an award and/or (4) issuance of substitute awards.

     Transferability. Unless otherwise determined by the committee, awards granted under the stock incentive plan are not transferable other than by will or by the laws of descent and distribution.

     Amendment and Termination. Our board of directors may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.


AWARDS IN CONNECTION WITH THE OFFERING

     Effective upon and subject to completion of the offering, we anticipate making the following grants of stock options to purchase shares of our common stock to the named executive officers as shown in the following table. These options will have a maximum term of ten years and vest in annual, 25% increments over a four-year period commencing on the first anniversary of the date of the offering. The option price will be equal to the initial public offering price per share of our common stock as set forth on the cover page of this prospectus.





                                   SECURITIES       % OF EMPLOYEE
                                   UNDERLYING       INITIAL OPTION
                                OPTIONS GRANTED         GRANTS
                               -----------------   ---------------
Philip R. Yates ............        185,000              12.33%
Roger M. Prevot ............        155,000              10.33
John E. Hamilton ...........        130,000               8.67
G. Robinson Beeson .........         65,000               4.33
Scott G. Booth .............         50,000               3.33
                                    -------              -----
 Total .....................        585,000              39.00%
                                    =======              =====


PENSION PLANS


     In the year ended December 31, 2002, Graham Packaging Holdings Company participated in a noncontributory, defined benefit pension plan for salaried and hourly employees other than employees covered by collectively bargained plans. Graham Packaging Holdings Company also sponsored other noncontributory defined benefit plans under collective bargaining agreements. These plans covered substantially all of our U.S. employees. As of the IPO reorganization, we will assume the sponsorship of, and all liabilities under, each of these defined benefit plans. The defined benefit plan for salaried employees provides retirement benefits based on the final five years average compensation and years of service, while plans covering hourly employees provide benefits based on years of service. See Note 12 to the financial statements for each of the last three years for the period ended December 31, 2001 included elsewhere in this prospectus.

     The following table shows estimated annual benefits upon retirement under the defined benefit plan for salaried employees, based on the final five years average compensation and years of service, as specified therein:


                               PENSION PLAN TABLE





                                          YEARS OF SERVICE
                   --------------------------------------------------------------
  REMUNERATION         15           20           25           30           35
----------------   ----------   ----------   ----------   ----------   ----------
$     125,000       $ 26,449     $ 35,266     $ 44,082     $ 52,899     $ 54,461
   150,000            32,449       43,266       54,082       64,899       66,774
   175,000            38,449       51,266       64,082       76,899       79,086
   200,000            44,449       59,266       74,082       88,899       91,399
   225,000            50,449       67,266       84,082      100,899      103,711
   250,000            56,449       75,266       94,082      112,899      116,024
   300,000            68,449       91,266      114,082      136,899      140,649
   400,000            92,449      123,266      154,082      184,899      189,899
   450,000           104,449      139,266      174,082      208,899      214,524
   500,000           116,449      155,266      194,082      232,899      239,149




Note: The amounts shown are based on 2002 covered compensation of $39,451 for an individual born in 1937. In addition, these figures do not reflect the salary limit of $200,000 and benefit limit under the plan's normal form of $160,000 in 2002.

     The compensation covered by the defined benefit plan for salaried employees is an amount equal to "total wages". This amount includes the annual salary and bonus amounts shown in the Summary Compensation Table above for the five named executive officers who participated in the plan. The estimated credited years of service for the year ended December 31, 2002 for each of the five named executive officers participating in the plan was as follows: Philip
R. Yates, 31 years; Roger M. Prevot, 15 years; John E. Hamilton, 19 years; G. Robinson Beeson, 27 years; and Scott G. Booth, 14 years. Benefits under the plan are computed on the basis of straight-life annuity amounts. Amounts set forth in the pension plan table are not subject to deduction for Social Security or other offset amounts.



401(K) PLAN

     During 2001, Graham Packaging Holdings Company also participated in a defined contribution plan under Internal Revenue Code Section 401(k), which covered all of our U.S. employees except those represented by a collective bargaining unit. Graham Packaging Holdings Company also sponsored other noncontributory defined contribution plans under collective bargaining agreements. Our contributions were determined as a specified percentage of employee contributions, subject to certain maximum limitations. Costs for the salaried and non-collective bargaining hourly plan for 1999, 2000, and 2001 were $875,000, $1,009,000, and $1,111,000, respectively. See Note 12 to the financial statements for each of the last three years in the period ended December 31, 2001 included elsewhere in this prospectus. As of the IPO reorganization, we will assume the sponsorship of, and all liabilities under, each of these defined contribution plans.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During the fiscal year ended December 31, 2001, the members of the compensation committee of the Advisory Committee of our predecessor, Graham Packaging Holdings Company, were William H. Kerlin, Jr. and Howard A. Lipson. Mr. Kerlin previously served as our Chief Executive Officer and Vice Chairman of the Advisory Committee of a predecessor of Graham Packaging Holdings Company, and prior to that, as a Vice President. The Advisory Committee of our predecessor did not have the powers of a corporate board of directors. See "-- Directors and Executive Officers".

EMPLOYMENT AGREEMENTS



     On June 27, 2002, we entered into employment agreements with Messrs. Yates, Prevot, Hamilton, Beeson and Booth. The term of each agreement is for one year but automatically extends for an additional year unless either party gives 90 days written notice prior to the end of the term. Under each agreement, the executive is entitled to a base salary and an annual bonus based on the achievement of performance criteria established by our board. In the event that an executive is terminated by us without cause (as defined in each agreement), (including our election not to renew the term so that the term ends prior to the fifth anniversary of the agreement), or the executive resigns with good reason (as defined in the agreement), the executive will be entitled to
(1) full vesting of all equity awards granted to the executive, (2) a pro rata bonus for the year of termination, (3) monthly payments for a period of 24 months (36 months with respect to Mr. Yates following a change of control (as defined in the agreement)) of the executive's base salary and average annual bonus, (4) continued health and dental benefits for a period of 24 months and
(5) outplacement services for a period of 12 months. If we elect not to extend the term so that the term ends following the fifth anniversary of the agreement, upon executive's termination of employment, executive will be entitled to the same benefits described above except that the executive will only be entitled to continued monthly payments and health and dental benefits for a period of 12 months, rather than 24 months. During the term and for a period of 18 months following the term (12 months if the executive's employment is terminated due to our election not to renew the term so that the term ends following the fifth anniversary of the agreement), each executive is subject to a covenant not to compete with us or solicit our clients or employees. Each executive has also covenanted not to reveal our confidential information during the term of employment or thereafter and to assign to us any inventions created by the executive while employed by us. With respect to the employment agreements of Messrs. Yates, Prevot and Hamilton, if any payments by us to the executive would result in an excise tax under Section 280G of the Internal Revenue Code, the executive will be entitled to an additional payment so that the executive will receive an amount equal to the payments the executive would be entitled to receive without the imposition of the excise tax.

                          RELATED PARTY TRANSACTIONS


TRANSACTIONS WITH THE GRAHAM FAMILY AND AFFILIATES


     We have engaged in a number of transactions with entities controlled by or affiliated with Donald C. Graham, a previous chairman of the Advisory Committee of our predecessor, Graham Packaging Holdings Company, and/or members of his immediate family. Mr. Graham resigned as a member of the Advisory Committee on November 15, 2002. These entities controlled by Mr. Graham and/or members of his immediate family include Graham Capital Company, Graham Engineering Corporation, Graham Family Growth Partnership, Graham Packaging Corporation and York Transportation and Leasing, Inc.


     We and Graham Engineering entered into an equipment sales, service and licensing agreement in 1998, which provides that, with specified exceptions:

    o Graham Engineering will sell to us and our affiliates some of Graham Engineering's larger-sized proprietary extrusion blow molding wheel systems, or Graham Wheel Systems, at a price to be determined on the basis of a percentage mark-up of material, labor and overhead costs that is as favorable to us as the percentage mark-up historically offered by Graham Engineering to us and is as favorable as the mark-up on comparable equipment offered to other parties;

    o each party will provide consulting services to the other party at hourly rates ranging from $60 to $200, (adjusted annually for inflation); and

    o Graham Engineering will grant to us a nontransferable, nonexclusive, perpetual, royalty-free right and license to use technology.

     Subject to exceptions and conditions, including the condition that we purchase high output extrusion blow molding equipment, described in the equipment sales, service and licensing agreement, we and our affiliates will have the exclusive right to purchase, lease or otherwise acquire the applicable Graham Wheel Systems in North America and South America, the countries comprising the European Economic Community as of February 2, 1998 and any other country in or to which we have produced or shipped extrusion blow molded plastic containers representing sales in excess of $1.0 million in the most recent calendar year. The equipment sales agreement terminates on December 31, 2007, unless mutually extended by the parties. Since December 31, 1998, both parties have had the right to terminate the other party's right to receive consulting services. Effective January 21, 2000 we terminated Graham Engineering's rights to receive consulting services from us.


     Graham Engineering supplies us with services and equipment. We paid Graham Engineering approximately $16.6 million, $20.4 million, $25.1 million and $23.8 million for services and equipment for the nine months ended September 29, 2002 and the years ended December 31, 1999, 2000, and 2001, respectively. We have provided services to Graham Engineering, for which we received approximately $2.5 million for the year ended December 31, 1999.

     On July 9, 2002, we and Graham Engineering amended our equipment sales, services and license agreement to, among other things, (i) limit our existing rights in exchange for a perpetual license in the event Graham Engineering proposes to sell its rotary extrusion blow molding equipment business or assets to certain of our significant competitors; (ii) clarify that our exclusivity rights under the equipment sales, services and license agreement do not apply to certain new generations of Graham Engineering equipment; (iii) provide Graham Engineering certain recourse in the event we decide to buy certain high output extrusion blow molding equipment from any supplier other than Graham Engineering; and (iv) obligate us retroactive to January 1, 2002 and subject to certain credits and carry-forwards, to make payments for products and services to Graham Engineering in the amount of at least $12 million per calendar year, or else to pay to Graham Engineering a shortfall payment. As of September 29, 2002 the minimum purchase commitment for 2002 has been met.


     Graham Family Growth Partnership has supplied advisory services to us since February 1998, and will continue to provide advisory services to us for $1.0 million per annum until the Graham family's holdings in our common stock are reduced to a specified level. We paid Graham Family Growth Partnership $0.7 million for services for the nine months ended September 29, 2002 and $1.0 million for each of the years ended December 31, 2001, 2000 and 1999.


     Innopack, S.A., minority shareholder of Graham Innopack de Mexico S. de R.L. de C.V., has supplied us with goods, for which we paid $1.1 million and $4.0 million for the year ended December 31, 2001 and the nine months ended September 29, 2002, respectively.



     On each of September 29, 2000 and March 29, 2001, the Graham family made an equity contribution of $7.5 million to us.


REGISTRATION RIGHTS AGREEMENT


     We entered into a Registration Rights Agreement with Blackstone and the Graham family on February 2, 1998. Under the terms of this agreement, we agreed to provide Blackstone and the Graham family with registration rights for their shares of our common stock.


     Demand Registration. Blackstone has an unlimited number of demand registration rights that it may exercise at any time after this offering and the Graham family has two demand registration rights that may be exercised at any time after this offering.


     Incidental Registration. Until all of the securities subject to the registration rights agreement have been registered, if we propose to register any of our equity securities for public sale, we must, subject to specified exceptions, use reasonable efforts to also register any shares of our common stock held by Blackstone, the Graham family, DB Capital Partners or a management investor, at that holder's request.


     Rule 144. Under the agreement, we have agreed to use reasonable efforts to comply with the filing requirements of Rule 144(c)(1) to enable Blackstone and the Graham family to sell their shares without registration.


     Expenses and Indemnification. We agreed to pay all expenses incurred in connection with the registration of shares under the registration rights agreement. We also agreed to indemnify all holders whose shares are registered from liability arising under the Securities Act.


MANAGEMENT STOCKHOLDERS AGREEMENT


     Blackstone, our company and members of our management are party to a Management Stockholders' Agreement, dated as of February 3, 1998. Under the terms of that agreement, members of management acquired shares of BMP/Graham Holdings Corporation, a limited partner in our predecessor, in connection with our 1998 recapitalization. Management investors have the same incidental registration rights as other holders under the registration rights agreement described above.


OTHER TRANSACTIONS WITH BLACKSTONE



     Under the terms of a monitoring agreement entered into among Blackstone, us and Graham Packaging Company, L.P., Blackstone receives a monitoring fee of $1.0 million per annum, and will be reimbursed for reasonable out-of-pocket expenses. We paid Blackstone $0.7 million for the nine months ended September 29, 2002 and $1.0 million for each of the three years ended December 31, 1999, 2000 and 2001. In the future, an affiliate or affiliates of Blackstone may receive customary fees for advisory and other services rendered to us. If those services are rendered in the future, the fees will be negotiated from time to time on an arm's length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.



     On each of September 29, 2000 and March 29, 2001, Blackstone made an equity contribution of $39.3 million to us, bringing Blackstone's total equity investment in our company to $273.8 million.

                        DESCRIPTION OF OUR INDEBTEDNESS


NEW SENIOR CREDIT AGREEMENT

     We expect that our new senior credit agreement will have the following terms and conditions:


     Our new senior credit agreement will consist of a term loan to our subsidiary, Graham Packaging Company, with initial term loan commitments totaling $660.0 million and a revolving loan facility to Graham Packaging Company totaling $150.0 million. Unused availability under our revolving credit facilities at September 29, 2002, on a pro forma basis, after giving effect to this offering and the concurrent transactions and the application of estimated proceeds therefrom, would have been $150.0 million. The obligations of Graham Packaging Company under the new senior credit agreement will be guaranteed by us and our U.S. subsidiaries. The term loan will be payable in quarterly installments through 2010, and will require payments of $2.5 million in 2003, $5.0 million in 2004, $25.0 million in 2005, $50.0 million in 2006, $50.0 million in 2007, $234.4 million in 2008 and $234.4 million in 2009 and $58.7 million in 2010. The term loan facility will become due on July 15, 2007 if the $225.0 million senior subordinated notes due 2008 have not been refinanced with longer maturity dates prior to January 15, 2007. The revolving loan facility will expire on the earlier of the fifth anniversary of the closing date of the new senior credit agreement and the final term loan maturity date. Substantially all of our domestic tangible and intangible assets will be pledged as collateral pursuant to the terms of our new senior credit agreement.


     In addition, our new senior credit agreement contains affirmative, financial and negative covenants relating to our operations and financial condition, including restrictions on the payment of dividends and other distributions to us. Our financial covenants require us to maintain, in each case subject to adjustments as set forth in our new senior credit agreement (1) a minimum cash interest coverage ratio (based on the ratio of Graham Packaging Company's consolidated EBITDA to consolidated cash interest expense) starting at 2.10x, with step-ups over time and (2) a maximum net leverage ratio (based on the ratio of Graham Packaging Company's consolidated indebtedness for borrowed money, capital leases and deferred purchase price of property and services, less cash and cash equivalents in excess of $5.0 million, to consolidated EBITDA) starting at 5.95x, with step-downs over time. The negative covenants in our new senior credit agreement limit our ability and the ability of our subsidiaries to incur indebtedness and guarantee obligations; create liens; engage in sale/leasebacks; make investments, acquisitions and advances; merge or consolidate; sell, lease or otherwise transfer assets; pay dividends and make distributions; engage in transactions with affiliates; engage in certain businesses; modify our organizational documents and certain debt documents; prepay certain indebtedness; enter agreements restricting the ability of a subsidiary to pay dividends or make distributions or advances to Graham Packaging Company and certain of its subsidiaries; make capital expenditures; or change our or any of our subsidiaries' name, jurisdiction or type of organization and related matters without prior notice to the administrative agent under our new senior credit agreement; in each case subject to exceptions set forth in our new senior credit agreement.

     The capital expenditures covenant in our new senior credit agreement will limit our consolidated capital expenditures to $175.0 million per fiscal year; subject to carry forward of certain unused amounts and increases based on certain new cash equity received by Graham Packaging Company and certain excess cash flow and certain debt and equity and asset sale net proceeds which are not required to be used to repay our new senior credit agreement, and subject to reduction to the extent acquisitions are made utilizing the unused available capital expenditure limit, all as more fully described in our new senior credit agreement.

     The investment covenant in our new senior credit agreement generally limits the aggregate amount of consideration that we and our subsidiaries may pay in connection with the acquisition of any business to $40 million plus additional amounts based on the unused available capital expenditure limit, certain new cash equity received by Graham Packaging Company plus certain excess cash flow and certain debt and equity and asset sale net proceeds which are not required to be used to repay our new senior credit agreement, all as more fully described in our new senior credit agreement. The investment covenant contains other exceptions for permitted investments which might be available for the acquisition of a company. Our new senior credit agreement is also subject to mandatory prepayment under certain circumstances from the net proceeds of certain asset sales and the issuance of certain debt and equity, all as more fully described in our new senior credit agreement.

     Under the new senior credit agreement, we are generally prohibited from paying dividends, and our subsidiary, Graham Packaging Company, will be subject to restrictions on the payment of dividends or other distributions to us; provided that, subject to limitations, Graham Packaging Company may pay dividends or other distributions to us in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses, and to fund purchases and redemptions of our equity interests held by our or our subsidiaries' present or former officers or employees or by any employee stock ownership plan upon that person's death, disability, retirement or termination of employment or pursuant to contractual obligations or other circumstances with annual dollar limitations.


     Our new senior credit agreement may be amended at any time in accordance with the terms thereof.


SENIOR DISCOUNT NOTES AND SENIOR SUBORDINATED NOTES

     In February 1998, our subsidiary, Graham Packaging Company, issued $225.0 million of senior subordinated notes and we issued $169.0 million aggregate principal amount at maturity of senior discount notes, with gross proceeds of $100.6 million. The senior subordinated notes are unconditionally guaranteed on a senior subordinated basis by us and mature on January 15, 2008, with interest payable on $150.0 million at a fixed rate of 8.75% and with interest payable on $75.0 million at LIBOR plus 3.625%. The senior discount notes mature on January 15, 2009, with cash interest payable semi-annually beginning July 15, 2003 at 10.75%. The effective interest rate to maturity on the senior discount notes is 10.75%.

     The fixed rate senior subordinated notes may be redeemed at any time, in whole or in part, on or after January 15, 2003 at a redemption price equal to 104.375% of the principal amount of the notes in the first year and declining yearly to par at January 15, 2006, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. The floating rate senior subordinated notes may be redeemed at any time, in whole or in part, from the date of issue at a redemption price equal to 105% of the principal amount of the notes in the first year and declining yearly to par at January 15, 2003, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. The senior discount notes may be redeemed at any time, in whole or in part, on or after January 15, 2003 at a redemption price equal to 105.375% of the principal amount of the notes in the first year and declining yearly to par at January 15, 2006, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

     Upon the occurrence of a change of control, each holder of senior subordinated notes, or senior discount notes, as appropriate, will have the right to require us or Graham Packaging Company, as applicable, to repurchase that holder's notes at a price equal to 101% of their principal amount, or accreted value, as applicable, plus accrued and unpaid interest to the repurchase date.

     The indentures governing the senior subordinated notes and the senior discount notes contain covenants that, among other things, limit our ability to:

     o incur additional indebtedness or issue specified types of capital stock;

     o repay other indebtedness;

     o pay dividends or make other distributions;

     o repurchase equity interests;

     o consummate asset sales;

     o incur liens;

     o allow our subsidiaries to make dividend payments;

     o merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets or those of subsidiaries;


     o enter into transactions with affiliates; and


     o enter into guarantees of indebtedness.



     We intend to redeem all $169.0 million aggregate principal amount at maturity of our outstanding senior discount notes after the consummation of this offering.

                             PRINCIPAL STOCKHOLDERS

     The following table and accompanying footnotes show information regarding the beneficial ownership, after giving effect to the IPO reorganization and this offering, of our common stock, par value $0.01 per share by:

    o each person who is known by us to own beneficially more than 5% of our common stock,

    o each member of our board of directors and each of our named executive officers and

    o all members of our board of directors and our executive officers as a group.





NAME OF BENEFICIAL OWNER                      NUMBER        PERCENT
----------------------------------------   ------------   ----------
   Blackstone (1)                          17,494,076         48.7%
   The Graham Family (2)                   3,337,500           9.3
   Philip R. Yates (3)                       304,439           0.8
   Roger M. Prevot (3)                       181,655           0.5
   John E. Hamilton (3)                      100,745           0.3
   G. Robinson Beeson (3)                    105,704           0.3
   Scott G. Booth (3)                        105,704           0.3
   John A. Buttermore (3)                     13,040              *
   Ashok Sudan (3)                            31,525              *
   Jay W. Hereford (3)                        17,032              *
   Chinh E. Chu (1)                               --            --
   Charles E. Kiernan                             --            --
   Howard A. Lipson (1)                           --            --
   Gary G. Michael                                --            --
   David A. Stonehill                             --            --
   All directors and executive officers
     as a group (13 persons)                 859,844           2.4%


----------
*     Amount less than 0.1%.


(1) Of the 17,494,076 shares, 13,957,688 are held by Blackstone Capital Partners III Merchant Banking Fund L.P., 2,486,744 are held by Blackstone Offshore Capital Partners III L.P. and 1,049,644 are held by Blackstone Family Investment Partnership III L.P. Blackstone Management Associates III L.L.C. is the sole general partner of Blackstone Capital Partners III Merchant Banking Fund L.P. and Blackstone Family Investment Partnership III L.P. and is the investment general partner of Blackstone Offshore Capital Partners III L.P. Messrs. Howard A. Lipson and Chinh E. Chu are members of Blackstone Management Associates III L.L.C., which has investment and voting control over the shares held or controlled by each of these entities. Messrs. Lipson and Chu disclaim beneficial ownership of their shares. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone and, as such may also be deemed to share beneficial ownership of the shares held or controlled by each of these entities. Each of Blackstone Management Associates III L.L.C. and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares. The address of each of the Blackstone entities is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2) Of the 3,337,500 shares, 3,115,000 shares are held by GPC Holdings, L.P. and 222,500 shares are held by Graham Packaging Corporation. The shareholders of Graham Packaging Corporation are Graham Capital Company and Graham Engineering Corporation. GPC Holdings, L.P. is controlled by its general partner GPC Investments, LLC. Graham Capital Company is controlled by its general partner Graham Capital, LLC. Donald C. Graham is the controlling shareholder/member of Graham Engineering Corporation, GPC Investments, LLC and Graham Capital, LLC. The address for each of the Graham Family entities is c/o Graham Capital Company, 1420 Sixth Avenue, York, Pennsylvania 17403.

(3) Includes options to purchase shares of common stock expected to be exercisable within 60 days from the date of the consummation of the IPO reorganization and the offering.

                         DESCRIPTION OF CAPITAL STOCK


OVERVIEW


     After the IPO reorganization, our authorized capital stock will consist of 200 million shares of common stock, par value $0.01 per share; 10 million shares of preferred stock, par value $0.01 per share of which no shares are issued and outstanding and 40 million shares of series common stock, par value $0.01 per share of which no shares will be issued and outstanding. Immediately following completion of this offering, 35,250,000 shares of common stock, or 37,200,000 shares of common stock if the underwriters' over-allotment options are exercised in full, and no shares of preferred stock or series common stock will be outstanding.


     The following summary describes elements of our certificate of incorporation and bylaws after giving effect to the IPO reorganization and this offering.


COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available, after payment of dividends required to be paid on outstanding preferred stock or series common stock, if any. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.


PREFERRED STOCK AND SERIES COMMON STOCK

     Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and series common stock and to determine, with respect to any series of preferred stock or series of common stock, the terms and rights of that series, including:

     o the designation of the series;

     o the number of shares of the series, which number our board may thereafter, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares thereof then outstanding;

     o whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

     o the dates at which dividends, if any, will be payable;

     o the redemption rights and price or prices, if any, for shares of the series;

     o the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

     o the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

     o whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion price or prices or rate or rates, any adjustments to the conversion prices(s) or rates(s), the date or dates as of which shares shall be convertible and all other terms and conditions upon which conversion may be made;

    o restrictions on the issuance of shares of the same series or of any other class or series; and

    o the voting rights, if any, of the holders of the series.

     The authorized shares of preferred stock and series common stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

     Although the board of directors has no intention at the present time of doing so, it could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. The board of directors will make any determination to issue shares based on its judgment as to our best interests and those of our stockholders. The board of directors, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of stock.


AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of some issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

     One of the effects of the existence of unissued and unreserved common stock, preferred stock and series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

 The Delaware General Corporation Law

     Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to exceptions specified in the law, a Delaware corporation shall not engage in "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

     o the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have not done,

     o prior to that time, our board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

     o at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Except as specified in Section 203, an "interested stockholder" is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, or the affiliates and associates of any such person.

     In some circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

 Certificate of Incorporation; Bylaws

     Our certificate of incorporation and bylaws contain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise.

     Removal of Directors. Our certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.


     Stockholder Action. Our certificate of incorporation and bylaws provide that, except as permitted by law and subject to the rights of holders of preferred stock or series common stock, special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by the board of directors. This provision will prevent the holders of a majority of the voting stock from using a written consent procedure to take stockholder action without affording all stockholders an opportunity to vote on the action. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by us. These stockholder action provisions may have the effect of discouraging, delaying or preventing a change in control.


     Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of stockholders of the company. The stockholders notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of our board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors of our company. The stockholders notice procedure also provides that at an annual meeting only that business may be conducted as has been brought before the meeting pursuant to the notice of meeting delivered by us or by, or at the direction of, the chairman of the board or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of a stockholder's intention to bring such business before that meeting.

     Under the stockholders notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, notice must be received by us not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from that anniversary date, not earlier than the 90th day prior to the meeting and not later than the later of the 70th day prior to that meeting and the 10th day after public announcement of the date of the meeting is first made). Despite the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by us at least 80 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by the increase, if we receive it not later than the 10th day after the public announcement is first made by us.

     Under the stockholders notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, notice must be received by us not earlier than the 90th day before the meeting and not later than the later of the 70th day prior to the meeting and the 10th day after the public announcement of the date of the meeting is first made. In addition, under the stockholders notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain specified information. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or that other business was not brought before the meeting in accordance with the stockholders notice procedure, that person will not be eligible for election as a director, or business will not be conducted at the meeting, as the case may be.

     Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our bylaws may be amended by our board of directors or by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, voting together as a single class.


LIMITATION ON LIABILITY OF DIRECTORS; INDEMNIFICATION

     Our certificate of incorporation provides that a director will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except to the extent that exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. The certificate of incorporation also provides that each current or former director, officer, employee or agent of our company, or each person who is or was serving or who had agreed to serve at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including the heirs, executors, administrators or estate of that person, will be indemnified by us to the full extent permitted by the Delaware General Corporation Law, as it exists or may in the future be amended, but, in the case of any amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the law permitted us to provide prior to the amendment. Our certificate of incorporation also specifically authorizes us to enter into agreements with any person providing for indemnification greater or different than that provided by the certificate of incorporation.


REGISTRATION RIGHTS

     For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see "Related Party Transactions -- Registration Rights Agreement".


REGISTRAR AND TRANSFER AGENT

     We intend to appoint LaSalle Bank, N.A. as the registrar and transfer agent for the common stock.


LISTING

     We expect that our common stock will trade on the New York Stock Exchange, subject to official notice of issuance, under the symbol "GPA".

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 35,250,000 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 13,000,000 shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares held by any of our "affiliates," as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an affiliate of ours is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with us. Any shares held by one of our affiliates will be subject to the resale limitations described below on "restricted securities," as that term is defined in Rule 144.


RULE 144


     In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:


    o 1% of the number of shares of common stock then outstanding, which will equal approximately 352,500 shares immediately after this offering; or


    o the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks before a notice the sale on Form 144 is filed.

     Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and to the availability of current public information about us.


RULE 701

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon regarding the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors before the date we became subject to the reporting requirements of the Exchange Act, under written compensatory benefit plans or written contracts relating to compensation of those persons. We became subject to those reporting requirements in July 1998. In addition, the SEC has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it became subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are "restricted securities" and, subject to the 180-day contractual restrictions described below, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding period requirement.


RULE 144(K)


     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Upon consummation of this offering, 4,755,924 shares of our common stock may be eligible for immediate sale in the public market without restriction pursuant to Rule 144(k), although 3,337,500 of those shares will be subject to the lock-up agreement described below.



LOCK-UPS


     All of our executive officers, directors, Blackstone, the Graham Family and DB Capital Investors, L.P. will agree not to sell any shares of common stock, including pursuant to any registration rights, for 180 days after the date of this prospectus, without the prior written consent of the lead underwriters, except that the lock-up will not apply to shares of common stock acquired in the open market or shares transferred by gift, will or intestacy, shares transferred by a distribution to any partners, stockholders or members, or shares transferred to an affiliate. As a result of these contractual restrictions and subject to limitations under the Securities Act, shares subject to restriction will be eligible for sale upon expiration of these agreements. None of our directors, officers or stockholders who will subject to these lock-up agreements has informed us of any intention to request consent from the underwriters to offer, sell or otherwise dispose of any shares of their common stock within the lock-up period. In addition, the lead underwriters have advised us that they have no present intention to waive the restrictions of the lock-up agreements. The underwriters have advised us that they will consider requests by stockholders to be released from lock-up agreements on a case-by-case basis if and when any such requests are made. If such a request is made, the underwriters will evaluate the particular circumstances giving rise to the request and the consequences of granting the request. In addition to the particular circumstances giving rise to the request, the underwriters may consider such factors as a significant increase or decrease in the price performance of the common stock, the trading volume of the common stock and the number of shares that are subject to such request.



     We have agreed not to offer, sell or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any rights to acquire common stock for a period of 180 days after the date of this prospectus without the prior written consent of the lead underwriters except for grants of options and other awards pursuant to benefit plans, the issuance of shares upon the exercise of options under benefit plans, the issuance of shares pursuant to the underwriters over-allotment option and the issuance of shares, options, rights or warrants to purchase securities convertible into or exercisable or exchangeable for shares of common stock in connection with acquisitions of assets, businesses or other entities so long as the recipients of any shares, options, rights or warrants become subject to similar restrictions until the expiration of the 180-day period.

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                              TO NON-U.S. HOLDERS


GENERAL

     The following summary discusses material U.S. federal income and estate tax consequences of the ownership of common stock by a non-U.S. holder (as defined below) as of the date hereof. This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to non-U.S. holders in light of their personal circumstances. This discussion does not consider special rules that may apply to certain non-U.S. holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," individuals who are U.S. expatriates, partnerships or other pass-through entities, and corporations that accumulate earnings to avoid U.S. federal income tax. Those individuals or entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock should consult their tax advisors.


     As used herein, a non-U.S. holder of common stock means a beneficial owner that is an individual corporation, estate or trust other than (1) a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons has the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.



DIVIDENDS

     Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

     A non-U.S. holder of common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN (or successor form) and certify under penalty of perjury, that such holder is not a U.S. person or (b) if the Common Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

     A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS, on a timely basis.


GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S., and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) the company is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder's holding period for the common stock.

     An individual non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.). If a non-U.S. holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

     Our company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. However, if we are or become a U.S. real property holding corporation, then assuming the common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder's holding period for the common stock) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock under clause (3) above.


U.S. ESTATE TAX


     Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.



INFORMATION REPORTING AND BACKUP WITHHOLDING

     Our company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     A non-U.S. holder will be subject to backup withholding currently at a rate of 30% unless applicable certification requirements are met.

     Payment of the proceeds of a sale of common stock paid within the United States or through certain U.S. related financial intermediaries are subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person), or the holder establishes another exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability if the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Salomon Smith Barney Inc., Goldman, Sachs & Co., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:





                                               NUMBER OF
                UNDERWRITERS                     SHARES
-------------------------------------------   -----------
Deutsche Bank Securities Inc. .............
Salomon Smith Barney Inc. .................
Goldman, Sachs & Co. ......................
Lehman Brothers Inc. ......................
Morgan Stanley & Co. Incorporated .........
                                              ----------
Total .....................................   13,000,000
                                              ==========


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers
at a price that represents a concession not in excess of $     per share under
the public offering price. The underwriters may allow, and these dealers may
re-allow, a concession of not more than $     per share to other dealers. After
the initial public offering, representatives of the underwriters may change the offering price and other selling terms.


     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,950,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 13,000,000 shares are being offered.


     The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and
commissions are    % of the initial public offering price. We have agreed to
pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:




                                                                                  TOTAL FEES
                                                                   ----------------------------------------
                                                                    WITHOUT EXERCISE     WITH FULL EXERCISE
                                                                        OF OVER-         OF OVER-ALLOTMENT
                                                  FEE PER SHARE     ALLOTMENT OPTION           OPTION
                                                 ---------------   ------------------   -------------------
Discounts and commissions paid by us .........         $                   $                    $


     In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.0 million.

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.


     Each of our executive officers and directors, Blackstone, the Graham Family and DB Capital Investors, L.P. will agree not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of this prospectus, subject to customary exceptions, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options and other awards under our existing benefit plans, issue stock upon exercise of options outstanding on the date of this prospectus or options granted in accordance with the foregoing, issue stock pursuant to the underwriters' over-allotment option and issue stock, options rights or warrants to purchase securities convertible into or exercisable or exchangeable for shares of stock in connection with acquisitions of assets, businesses or other entities so long as the recipients of such shares, options, rights or warrants become subject to these restrictions. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.


     At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to our vendors, employees, some family members of employees, customers and persons that are otherwise related to us through a directed share program. The directed shares will not be subject to the provisions of the lock-up agreement. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered to the public by the underwriters on the same basis as all other shares of common stock offered.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

     Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

     Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

     The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

     A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.


PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

     o prevailing market conditions;

     o our results of operations in recent periods;

     o the present stage of our development;

     o the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     o estimates of our business potential.

     Each underwriter has represented and agreed that (1) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.


     Some of the underwriters or their affiliates have provided investment banking services to us and our affiliates in the past and may do so in the future. They receive customary fees and commissions for these services. An affiliate of Deutsche Bank Securities Inc. is the administrative agent, collateral agent and a lender under our existing senior credit agreement. In addition, DB Capital Investors, L.P. an affiliate of Deutsche Bank Securities Inc. acquired approximately 4.8% of the equity interests in BMP/Graham Holdings Corporation in connection with our 1998 recapitalization for $10.0 million and on each of September 29, 2000 and March 29, 2001, DB Capital Investors, L.P. made additional equity contributions of $2.0 million to us. After giving effect to the IPO reorganization and this offering, that affiliate will own approximately 2.6% of our common stock. In addition, affiliates of Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. acted as initial purchasers for the 1998 offerings of our

10 3/4% senior discount notes due 2009 and Graham Packaging Company's 8 3/4% senior subordinated notes due 2008. We anticipate that affiliates of Deutsche Bank Securities Inc., Salomon Smith Barney Inc., Goldman, Sachs & Co., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated will be lenders under the new senior credit agreement.



                                 LEGAL MATTERS


     The validity of the common stock offered hereby and other legal matters relating to this offering will be passed upon for us by Simpson Thacher & Bartlett, New York, New York. The validity of the common stock offered hereby and other legal matters relating to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.


                                    EXPERTS



     The consolidated financial statements of Graham Packaging Holdings Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and have been so included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.



                             ADDITIONAL INFORMATION


     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our Commission filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.


     We have filed with the Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                               PAGE
                                                                                              NUMBER
                                                                                             -------
Independent Auditors' Report .............................................................     F-2
Audited Financial Statements
 Consolidated Balance Sheets at December 31, 2000 and 2001 ...............................     F-3
 Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and
   2001 ..................................................................................     F-4
 Consolidated Statements of Partners' Capital (Deficit) for the years ended December 31,
   1999, 2000 and 2001 ...................................................................     F-5
 Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000
   and 2001 ..............................................................................     F-6
 Notes to Consolidated Financial Statements ..............................................     F-7
Unaudited Condensed Consolidated Financial Statements
 Condensed Consolidated Balance Sheets at December 31, 2001 and September 29, 2002 .......     F-33
 Condensed Consolidated Statements of Operations for the three month periods ended
   September 30, 2001 and September 29, 2002 and the nine month periods ended
   September 30, 2001 and September 29, 2002 .............................................     F-34
 Condensed Consolidated Statements of Partners' Capital (Deficit) for the year ended
   December 31, 2001 and the nine months ended September 29, 2002 ........................     F-35
 Condensed Consolidated Statements of Cash Flows for the nine months ended
   September 30, 2001 and September 29, 2002 .............................................     F-36
 Notes to Condensed Consolidated Financial Statements ....................................     F-37


Note: Upon completion of the IPO reorganization, in which we will issue our common stock in exchange for all of the general and limited partnership interests of Graham Packaging Holdings Company, we will become the ultimate parent of the Graham Packaging Group. Prior to the IPO reorganization, our sole purpose has been to act as co-obligor with Graham Packaging Holdings Company on our senior discount notes and as co-guarantor with Graham Packaging Holdings Company under the credit agreement. We have had only nominal assets, do not conduct any operations and did not receive any proceeds from co-issuing the senior discount notes.

                         INDEPENDENT AUDITORS' REPORT


To the Partners
Graham Packaging Holdings Company


     We have audited the accompanying consolidated balance sheets of Graham Packaging Holdings Company and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included financial statement schedules I and II listed in the index at Item 16(a). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.



/s/ DELOITTE & TOUCHE LLP


Philadelphia, Pennsylvania
March 19, 2002 (June 25, 2002
  as to Note 25)

                        GRAHAM PACKAGING HOLDINGS COMPANY

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                  DECEMBER 31,
                                                                           -------------------------
                                                                              2000          2001
                                                                           ----------     ----------
                             ASSETS
Current assets:
 Cash and cash equivalents ...........................................     $    9,844     $    9,032
 Accounts receivable, net ............................................        112,329         90,182
 Inventories .........................................................         65,401         60,476
 Prepaid expenses and other current assets ...........................         12,572         14,054
                                                                           ----------     ----------
Total current assets .................................................        200,146        173,744
Property, plant and equipment:
 Machinery and equipment .............................................        807,086        883,692
 Land, buildings and leasehold improvements ..........................        108,245         97,578
 Construction in progress ............................................         97,249         39,689
                                                                           ----------     ----------
                                                                            1,012,580      1,020,959
 Less accumulated depreciation and amortization ......................        440,787        471,374
                                                                           ----------     ----------
                                                                              571,793        549,585
Other assets .........................................................         49,360         35,232
                                                                           ----------     ----------
Total assets .........................................................     $  821,299     $  758,561
                                                                           ==========     ==========
LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
Current liabilities:
 Accounts payable ....................................................     $  146,659     $   95,749
 Accrued expenses ....................................................         67,160         79,381
 Current portion of long-term debt ...................................         27,359         30,585
                                                                           ----------     ----------
Total current liabilities ............................................        241,178        205,715
Long-term debt .......................................................      1,032,820      1,021,806
Other non-current liabilities ........................................         11,618         13,582
Minority interest ....................................................             62          2,512
Commitments and contingent liabilities (see Notes 18 and 19) .........             --             --
Partners' capital (deficit):
 Partners' capital (deficit) .........................................       (433,997)      (427,911)
 Notes and interest receivable for ownership interests ...............         (1,147)        (2,443)
 Accumulated other comprehensive income ..............................        (29,235)       (54,700)
                                                                           ----------     ----------
Total partners' capital (deficit) ....................................       (464,379)      (485,054)
                                                                           ----------     ----------
Total liabilities and partners' capital (deficit) ....................     $  821,299     $  758,561
                                                                           ==========     ==========

                See accompanying notes to financial statements.

                        GRAHAM PACKAGING HOLDINGS COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                             1999           2000            2001
                                                           --------       ---------       ---------
Net sales .............................................    $731,586       $ 842,551       $ 923,068
Cost of goods sold ....................................     588,933         708,037         771,201
                                                           --------       ---------       ---------
Gross profit ..........................................     142,653         134,514         151,867
Selling, general, and administrative expenses .........      48,016          56,200          58,230
Impairment charges ....................................          --          21,056          37,988
Special charges and unusual items .....................       4,553           1,118             147
                                                           --------       ---------       ---------
Operating income ......................................      90,084          56,140          55,502
Interest expense ......................................      88,260         102,202          99,052
Interest income .......................................        (786)           (509)           (612)
Other (income) expense ................................        (729)            265             199
Minority interest .....................................        (442)           (623)            530
                                                           --------       ---------       ---------
Income (loss) before income taxes .....................       3,781         (45,195)        (43,667)
Income tax provision ..................................       2,526             442             303
                                                           --------       ---------       ---------
Net income (loss) .....................................    $  1,255       $ (45,637)      $ (43,970)
                                                           ========       =========       =========



                See accompanying notes to financial statements.

                        GRAHAM PACKAGING HOLDINGS COMPANY

             CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
                                 (IN THOUSANDS)


                                                                         NOTES AND INTEREST    ACCUMULATED
                                                                           RECEIVABLE FOR         OTHER
                                                     PARTNERS' CAPITAL        OWNERSHIP       COMPREHENSIVE
                                                         (DEFICIT)            INTERESTS       INCOME (LOSS)       TOTAL
                                                    ------------------- -------------------- --------------- --------------
Consolidated balance at January 1, 1999 ...........     $ (442,271)                 --          $   3,477      $ (438,794)
 Net income for the year ..........................          1,255                  --                 --           1,255
 Cumulative translation adjustment ................             --                  --            (22,325)        (22,325)
                                                                                                               ----------
 Comprehensive income (loss) ......................                                                               (21,070)
 Recapitalization (unearned compensation
   expense) .......................................          1,893                  --                 --           1,893
                                                        ----------                  --          ---------      ----------
Consolidated balance at December 31, 1999 .........       (439,123)                 --            (18,848)       (457,971)
 Net loss for the year ............................        (45,637)                 --                 --         (45,637)
 Cumulative translation adjustment ................             --                  --            (10,387)        (10,387)
                                                                                                               ----------
 Comprehensive income (loss) ......................                                                               (56,024)
 Capital contribution .............................         50,000            $ (1,147)                --          48,853
 Recapitalization (unearned compensation
   expense) .......................................            763                  --                 --             763
                                                        ----------            --------          ---------      ----------
Consolidated balance at December 31, 2000 .........       (433,997)             (1,147)           (29,235)       (464,379)
 Net loss for the year ............................        (43,970)                 --                 --         (43,970)
 Cumulative effect of change in accounting for
   derivatives ....................................             --                  --                392             392
 Changes in fair value of derivatives .............             --                  --            (13,537)        (13,537)
 Additional minimum pension liability .............             --                  --             (1,937)         (1,937)
 Cumulative translation adjustment ................             --                  --            (10,383)        (10,383)
                                                                                                               ----------
 Comprehensive income (loss) ......................                                                               (69,435)
 Capital contribution .............................         50,000              (1,296)                --          48,704
 Recapitalization (unearned compensation
   expense) .......................................             56                  --                 --              56
                                                        ----------            --------          ---------      ----------
Consolidated balance at December 31, 2001 .........     $ (427,911)           $ (2,443)         $ (54,700)     $ (485,054)
                                                        ==========            ========          =========      ==========

                See accompanying notes to financial statements.

                        GRAHAM PACKAGING HOLDINGS COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1999           2000            2001
                                                              ----------     ----------      ----------
Operating activities:
 Net income (loss) .......................................    $    1,255     $  (45,637)     $  (43,970)
   Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization ........................        53,247         66,200          71,707
    Impairment charges ...................................            --         21,056          37,988
    Amortization of debt issuance fees ...................         4,749          4,658           4,637
    Accretion of Senior Discount Notes ...................        12,395         13,588          14,959
    Minority interest ....................................          (442)          (623)            530
    Equity in (earnings) loss of joint venture ...........          (231)           (63)            246
    Foreign currency transaction (gain) loss .............           (11)           292             219
    Other non-cash Recapitalization expense ..............         1,865            763              56
Changes in operating assets and liabilities, net of
 acquisitions of businesses:
    Accounts receivable ..................................       (25,262)        (6,898)         21,029
    Inventories ..........................................       (12,315)       (13,753)          4,020
    Prepaid expenses and other current assets ............        (2,955)         4,191          (2,151)
    Other non-current assets and liabilities .............         1,099         (1,406)         (7,180)
    Accounts payable and accrued expenses ................        22,131         48,523         (49,453)
                                                              ----------     ----------      ----------
Net cash provided by operating activities ................        55,525         90,891          52,637
Investing activities:
 Net purchases of property, plant and equipment ..........      (170,972)      (163,429)        (74,315)
 Acquisitions of/investments in businesses, net of
   cash acquired .........................................       (10,284)          (109)           (163)
 Other ...................................................          (500)        (1,145)         (2,680)
                                                              ----------     ----------      ----------
 Net cash used in investing activities ...................      (181,756)      (164,683)        (77,158)
Financing activities:
 Proceeds from issuance of long-term debt ................       480,462        443,496         708,542
 Payment of long-term debt ...............................      (354,152)      (412,986)       (733,202)
 Notes and interest for ownership interests ..............            --         (1,147)         (1,296)
 Capital contributions ...................................            --         50,000          50,000
 Contributions from (to) minority shareholders ...........            --             68             (15)
 Debt issuance fees and other ............................          (123)        (1,038)            106
                                                              ----------     ----------      ----------
Net cash provided by financing activities ................       126,187         78,393          24,135
Effect of exchange rate changes ..........................        (1,449)          (740)           (426)
                                                              ----------     ----------      ----------
(Decrease) increase in cash and cash equivalents .........        (1,493)         3,861            (812)
Cash and cash equivalents at beginning of year ...........         7,476          5,983           9,844
                                                              ----------     ----------      ----------
Cash and cash equivalents at end of year .................    $    5,983     $    9,844      $    9,032
                                                              ==========     ==========      ==========


                See accompanying notes to financial statements.

                        GRAHAM PACKAGING HOLDINGS COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the operations of Graham Packaging Holdings Company, a Pennsylvania limited partnership formerly known as Graham Packaging Company ("Holdings"); Graham Packaging Company, L.P., a Delaware limited partnership formerly known as Graham Packaging Holdings I, L.P. (the "Operating Company"); Graham Packaging Italy, S.r.L.; Graham Packaging France Partners; Graham Packaging Poland, L.P.; Graham Packaging do Brasil Industria e Comercio S.A.; Graham Packaging Canada Limited; Graham Recycling Company, L.P.; Graham Packaging U.K. Ltd.; Graham Plastik Ambalaj A.S.; Graham Packaging Deutschland GmbH; subsidiaries thereof; and land and buildings that were used in the operations, owned by the control group of owners and contributed to the Company (as defined below). In addition, the consolidated financial statements of the Company include GPC Capital Corp. I, a wholly owned subsidiary of the Operating Company and GPC Capital Corp. II, a wholly owned subsidiary of Holdings. The purpose of GPC Capital Corp. I is solely to act as co-obligor with the Operating Company under the Senior Subordinated Notes (as herein defined) and as co-borrower with the Operating Company under the existing Senior Credit Agreement (as herein defined), and the purpose of GPC Capital Corp. II is solely to act as co-obligor with Holdings under the Senior Discount Notes and as co-guarantor with Holdings of the existing Senior Credit Agreement. GPC Capital Corp. I and GPC Capital Corp. II have only nominal assets and do not conduct any independent operations. Furthermore, since July 1, 1999 the consolidated financial statements of the Company include the operations of Graham Packaging Argentina S.A. as a result of the acquisition of companies in Argentina. Since July 6, 1999 the consolidated financial statements of the Company include the operations of PlasPET Florida, Ltd. as a result of an investment made in a limited partnership. Since March 30, 2001 the consolidated financial statements of the Company include the operations of Masko Graham Spolka Z.O.O. ("Masko Graham") as a result of acquiring an additional 1% interest, for a total of 51% interest, in a joint venture. (Refer to Note 3 for a discussion of each of these investments). These entities and assets are referred to collectively as Graham Packaging Holdings Company (the "Company"). All amounts in the financial statements are those reported in the historic financial statements of the individual operations. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

     Since the Recapitalization (as herein defined -- see Note 2), Holdings has had no assets, liabilities or operations other than its direct and indirect investments in the Operating Company, its ownership of GPC Capital Corp. II, having only nominal assets and not conducting any independent operations, and the Senior Discount Notes and related unamortized issuance costs. Holdings has fully and unconditionally guaranteed the Senior Subordinated Notes of the Operating Company and GPC Capital Corp. I on a senior subordinated basis. Holdings is jointly and severally liable with GPC Capital Corp. II with respect to all obligations on the Senior Discount Notes (as herein defined) and GPC Capital Corp. II.

  Description of Business

     The Company sells plastic packaging products principally to large, multinational companies in the food and beverage, household and personal care and automotive lubricants industries. The Company has manufacturing facilities in Argentina, Belgium, Brazil, Canada, France, Germany, Hungary, Italy, Mexico, Poland, Spain, Turkey, the United Kingdom and the United States.

  Revenue Recognition

     Sales are recognized as products are shipped and upon passage of title to the customer.

                        GRAHAM PACKAGING HOLDINGS COMPANY

                                DECEMBER 31, 2001

  Cash and Cash Equivalents

     The Company considers cash and investments with a maturity of three months or less when purchased to be cash and cash equivalents.

  Inventories

     Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out ("FIFO") method (see Note 5).

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the various assets ranging from 3 to 31.5 years. Lease amortization is included in depreciation expense. Interest costs are capitalized during the period of construction of capital assets as a component of the cost of acquiring these assets.

  Other Assets

     Other assets include debt issuance fees, goodwill, and other intangible assets. Debt issuance fees totaled $24.0 million and $19.3 million as of December 31, 2000 and 2001, respectively. These amounts are net of accumulated amortization of $13.2 million and $17.8 million as of December 31, 2000 and 2001, respectively. Amortization is computed by the effective interest method over the term of the related debt for debt issuance fees and by the straight-line method for goodwill, license fees and other intangible assets. The term used in computing amortization for goodwill is twenty years, and for license fees and other intangible assets, from three to ten years. Goodwill was $17.6 million and $6.4 million as of December 31, 2000 and 2001, respectively. These amounts are net of accumulated amortization of $2.6 million and $3.5 million as of December 31, 2000 and 2001, respectively. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. See Note 6.

  Long-Lived Assets

     Long-lived assets, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. Any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk involved. Enterprise goodwill not associated with assets being tested for impairment under SFAS 121 is evaluated based on a comparison of discounted future cash flows of the enterprise compared to the related net book value of the enterprise.

  Derivatives

     On January 1, 2001 the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138. These standards establish accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in other comprehensive income ("OCI") and will be recognized in the

                        GRAHAM PACKAGING HOLDINGS COMPANY

                                DECEMBER 31, 2001


income statement when the hedged item affects earnings. On January 1, 2001, in connection with the adoption of SFAS 133, the Company recorded $0.4 million in OCI as a cumulative transition adjustment for derivatives designated as cash flow hedges prior to adopting SFAS 133. The Company enters into interest rate swap agreements to hedge the exposure to increasing rates with respect to its Existing Senior Credit Agreement. These interest rate swaps are accounted for as cash flow hedges. The effective portion of the change in the fair value of the interest rate swaps is recorded in OCI and was $13.5 million for the year ended December 31, 2001. Approximately 73% of the amount recorded within OCI is expected to be recognized as interest expense in the next twelve months. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

     The Company also enters into forward exchange contracts, when considered appropriate, to hedge the exchange rate exposure on transactions that are denominated in a foreign currency. These forward contracts are accounted for as fair value hedges. During the year ended December 31, 2001, there was no net gain or loss recognized in earnings as a result of fair value hedges. The Company has no outstanding forward exchange contracts as of December 31, 2001.

  Foreign Currency Translation

     The Company uses the local currency as the functional currency for principally all foreign operations. All assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income as a component of partners' capital (deficit).

  Comprehensive Income

     Foreign currency translation adjustments, changes in fair value of derivatives designated and accounted for as cash flow hedges and additional minimum pension liability are included in OCI and added with net income to determine total comprehensive income, which is displayed in the Statements of Partners' Capital (Deficit).

  Income Taxes

     The Company does not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as the applicable income or loss is included in the tax returns of the partners. For the Company's foreign operations subject to tax in their local jurisdictions, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

   Management Option Plan

     The Company accounts for equity based compensation to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees". SFAS 123, "Accounting For Stock Based Compensation", established accounting and disclosure requirements using a fair-value based method of accounting for equity based employee compensation plans. The Company has elected to remain on its current method of accounting as described above and has adopted the disclosure requirements of SFAS 123.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

  Postemployment Benefits

     The Company maintains a supplemental income plan, which provides postemployment benefits to a certain employee of the Company. Accrued postemployment benefits of approximately $1.0 million and $1.1 million as of December 31, 2000 and 2001, respectively, were included in other non-current liabilities.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Reclassifications

     Certain reclassifications have been made to the 1999 and 2000 financial statements to conform to the 2001 presentation.

  New Accounting Pronouncements Not Yet Adopted

     On June 29, 2001, SFAS 142, "Goodwill and Other Intangible Assets", was approved by the Financial Accounting Standards Board ("FASB"). SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS 142. The Company is required to implement SFAS 142 on January 1, 2002. Management does not believe that adoption of SFAS 142 will have a significant impact on the Company's results of operations or financial position.

     On October 3, 2001, SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was approved by the FASB. SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is required to implement SFAS 144 on January 1, 2002. Management does not believe that adoption of SFAS 144 will have a significant impact on the Company's results of operations or financial position.

2. RECAPITALIZATION

     Pursuant to an Agreement and Plan of Recapitalization, Redemption and Purchase, dated as of December 18, 1997 (the "Recapitalization Agreement"), (i) Holdings, (ii) the then owners of the Company (the "Graham Entities") and (iii) BMP/Graham Holdings Corporation, a Delaware corporation ("Investor LP") formed by Blackstone Capital Partners III Merchant Banking Fund L.P., and BCP/Graham Holdings L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Investor LP ("Investor GP" and together with Investor LP, the "Equity Investors") agreed to a recapitalization of Holdings (the "Recapitalization"). Closing under the Recapitalization Agreement occurred on February 2, 1998 ("Closing").

     The principal components and consequences of the Recapitalization included the following:

     o   A change in the name of Holdings to Graham Packaging Holdings Company;

     o The contribution by Holdings of substantially all of its assets and liabilities to the Operating Company, which was renamed "Graham Packaging Company, L.P.";

     o The contribution by certain Graham Entities to the Company of their ownership interests in certain partially-owned subsidiaries of Holdings and certain real estate used but not owned by Holdings and its subsidiaries;

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

     o The initial borrowing by the Operating Company of $403.5 million (the "Bank Borrowings") in connection with the Existing Senior Credit Agreement entered into by and among the Operating Company, Holdings and a syndicate of lenders;

     o The issuance of $225.0 million Senior Subordinated Notes by the Operating Company and $100.6 million gross proceeds ($169.0 million aggregate principal amount at maturity) Senior Discount Notes by Holdings. A wholly owned subsidiary of each of the Operating Company and Holdings serves as co-issuer with its parent for its respective issue of notes;

     o The repayment by the Operating Company of substantially all of the existing indebtedness and accrued interest of Holdings and its subsidiaries;

     o The distribution by the Operating Company to Holdings of all of the remaining net proceeds of the Bank Borrowings and the Senior Subordinated Notes (other than amounts necessary to pay certain fees and expenses and payments to Management);

     o The redemption by Holdings of certain partnership interests in Holdings held by the Graham Entities for $429.6 million;

     o The purchase by the Equity Investors of certain partnership interests in Holdings held by the Graham Entities for $208.3 million;

     o The repayment by the Graham Entities of amounts owed to Holdings under the $20.2 million promissory notes;

     o The recognition of additional compensation expense under an equity appreciation plan;

     o The payment of certain bonuses and other cash payments and the granting of certain equity awards to senior and middle level management;

     o   The execution of various other agreements among the parties; and

     o The payment of a $6.2 million tax distribution by the Operating Company on November 2, 1998 to certain Graham Entities for tax periods prior to the Recapitalization.

     As a result of the consummation of the Recapitalization, Investor LP owns an 81% limited partnership interest in Holdings, and Investor GP owns a 4% general partnership interest in Holdings. Certain Graham Entities or affiliates thereof or other entities controlled by Donald C. Graham and his family, have retained a 1% general partnership interest and a 14% limited partnership interest in Holdings. Additionally, Holdings owns a 99% limited partnership interest in the Operating Company, and GPC Opco GP L.L.C., a wholly owned subsidiary of Holdings, owns a 1% general partnership interest in the Operating Company.

3. ACQUISITIONS

  Purchase of Graham Packaging Argentina S.A.

     On July 1, 1999 the Company acquired selected companies located in Argentina for a total purchase price (including acquisition-related costs) of $8.6 million, net of liabilities assumed. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of the acquired operations are included in the financial statements of the Company beginning on July 1, 1999. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values. Goodwill is being amortized over 20 years on the straight-line basis.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

The allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):


   Current assets ........................    $ 2,831
   Property, plant and equipment .........      4,840
   Goodwill ..............................      9,153
                                              -------
   Total .................................     16,824
   Less liabilities assumed ..............      8,244
                                              -------
   Net cost of acquisition ...............    $ 8,580
                                              =======

  Investment in Limited Partnership of PlasPET Florida, Ltd.

     On April 26, 1999 the Company acquired 51% of the operating assets of PlasPET Florida, Ltd., while becoming the general partner on July 6, 1999, and on October 9, 2001 acquired the remaining 49%, for a total purchase price (including acquisition-related costs) of $3.3 million, net of liabilities assumed. The investment was accounted for under the equity method of accounting prior to July 6, 1999. The original acquisition was recorded on July 6, 1999 under the purchase method of accounting and accordingly, the results of operations of the acquired operations are included in the financial statements of the Company beginning on July 6, 1999. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values. Goodwill is being amortized over 20 years on the straight-line basis. The allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):

   Current assets ........................    $   479
   Property, plant and equipment .........      4,689
   Other assets ..........................      1,052
   Goodwill ..............................      4,032
                                              -------
   Total .................................     10,252
   Less liabilities assumed ..............      6,906
                                              -------
   Net cost of acquisition ...............    $ 3,346
                                              =======

  Purchase of additional 1% interest in Masko Graham

     On March 30, 2001 the Company acquired an additional 1% interest in Masko Graham for a total interest of 51%. The total purchase price (including acquisition-related costs) for the entire 51% interest in the operating assets was $1.4 million, net of liabilities assumed. The investment was accounted for under the equity method of accounting prior to March 30, 2001. The acquisition was recorded on March 30, 2001 under the purchase method of accounting and accordingly, the results of operations of Masko Graham are consolidated in the financial statements of the Company beginning on March 30, 2001. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values. Goodwill is being amortized over 20 years on the straight-line basis. The allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):

                        GRAHAM PACKAGING HOLDINGS COMPANY

                                DECEMBER 31, 2001


   Current assets ........................    $ 3,743
   Property, plant and equipment .........      8,210
   Goodwill ..............................        954
                                              -------
   Total .................................     12,907
   Less liabilities assumed ..............     11,474
                                              -------
   Net cost of acquisition ...............    $ 1,433
                                              =======

  Pro Forma Information

     The following table sets forth unaudited pro forma results of operations, assuming that all of the above acquisitions had taken place at the beginning of each period presented:

                                 YEAR ENDED DECEMBER 31,
                         ---------------------------------------
                             1999          2000          2001
                         -----------   -----------   -----------
                                     (IN THOUSANDS)
   Net sales .........    $746,808      $ 851,946     $ 925,782
   Net loss ..........      (1,106)       (46,415)      (44,102)


     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combinations been in effect at the beginning of each period presented, or of future results of operations of the entities.

4. ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of an allowance for doubtful accounts of $1.2 million and $2.4 million at December 31, 2000 and 2001, respectively. Management performs ongoing credit evaluations of its customers and generally does not require collateral.


     The Company had sales to two customers which exceeded 10% of total sales in any of the past three years. The Company's sales to one customer were 8.7%, 11.7% and 17.4% for the years ended December 31, 1999, 2000 and 2001, respectively. For the year ended December 31, 2001, nearly all sales to this customer were made in North America. The Company's sales to another customer were 10.2%, 11.4% and 9.4% for the years ended December 31, 1999, 2000 and 2001, respectively. For the year ended December 31, 2001, approximately 66%, 32% and 2% of the sales to this customer were made in North America, Europe and Latin America, respectively.


5. INVENTORIES

     Inventories consisted of the following:

                                            DECEMBER 31,
                                       -----------------------
                                          2000         2001
                                       ----------   ----------
                                           (IN THOUSANDS)
   Finished goods ..................    $43,085      $43,403
   Raw materials and parts .........     22,316       17,073
                                        -------      -------
                                        $65,401      $60,476
                                        =======      =======


6. IMPAIRMENT CHARGES

     During 2000, the Company evaluated the recoverability of its long-lived assets in the following locations (with the operating segment under which it reports in parentheses) due to indicators of impairment as follows:

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

     o   United Kingdom (Europe) -- operating losses experienced and projected

     o Certain plants in France (Europe) -- operating losses experienced and projected

     o Anjou, Canada (North America) -- operating losses experienced and projected


     o Brazil (Latin America) -- a significant change in the ability to utilize certain assets


     During 2001, the Company evaluated the recoverability of its long-lived assets in the following locations (with the operating segment under which it reports in parentheses) due to indicators of impairment as follows:


     o Argentina (Latin America) -- operating losses and cash flow deficits experienced, the loss or reduction of business and the severe downturn in the Argentine economy


     o Italy (Europe) -- operating losses and reduction of business, as well as the Company's commitment to a plan to sell these locations

     o Certain plants in France (Europe) -- the Company's commitment to a plan to sell or close these locations

     o Bad Bevensen, Germany (Europe) -- the Company's commitment to a plan to sell or close this location

     o United Kingdom (Europe) -- the Company's commitment to a plan to close this location

     o Burlington, Canada (North America) -- the Company's commitment to a plan to close this location

     o Turkey (Europe) -- a significant change in the ability to utilize certain assets

     For assets to be held and used, the Company determined that the undiscounted cash flows were below the carrying value of certain long-lived assets in these locations. Accordingly, the Company adjusted the carrying values of these long-lived assets in these locations to their estimated fair values, resulting in impairment charges of $15.8 million and $4.1 million for the years ended December 31, 2000 and 2001, respectively. For assets to be disposed of, the Company adjusted the carrying values of these long-lived assets in these locations to the lower of their carrying values or their estimated fair values less costs to sell, resulting in impairment charges of $0.5 million and $24.8 million for the years ended December 31, 2000 and 2001, respectively. These assets have a remaining carrying amount as of December 31, 2001 of $0.1 million. Similarly, the Company evaluated the recoverability of its enterprise goodwill applicable to these locations, and consequently recorded impairment charges of $4.8 million and $9.1 million for the years ended December 31, 2000 and 2001, respectively. Goodwill was evaluated for impairment and the resulting impairment charge recognized based on a comparison of the related net book value of the location to projected discounted future cash flows of the location.

     As of December 31, 2001, all of the assets in Italy and certain assets in France, Germany, the United Kingdom and Canada were held for disposal. Operating income (loss) for the United Kingdom for each of the three years ended December 31, 1999, 2000 and 2001 was $1.7 million, $(9.1) million and $(3.7) million, respectively. Operating loss for Italy for each of the three years ended December 31, 1999, 2000 and 2001 was $1.8 million, $1.5 million and $7.8 million, respectively. Discrete financial information is not available for the other locations whose assets are held for disposal.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

7. ACCRUED EXPENSES

     Accrued expenses consisted of the following:

                                                             DECEMBER 31,
                                                       -----------------------
                                                          2000         2001
                                                       ----------   ----------
                                                           (IN THOUSANDS)
   Accrued employee compensation and benefits ......    $22,800      $23,930
   Accrued interest ................................     14,962       12,361
   Other ...........................................     29,398       43,090
                                                        -------      -------
                                                        $67,160      $79,381
                                                        =======      =======


     For the year ended December 31, 2000, the Company incurred reorganization costs in North America and Europe of $4.5 million, which included the legal liability of severing 53 employees, all of which were terminated as of December 31, 2000. For the year ended December 31, 2001, the Company incurred costs of employee termination benefits in Burlington, Canada of $0.9 million, which included the legal liability of severing 139 employees, in the United Kingdom of $0.6 million, which included the legal liability of severing 26 employees and in Bad Bevensen, Germany of $0.6 million, which included the legal liability of severing 22 employees. The Company terminated 35 of these employees as of December 31, 2001. An additional 113 of these employees were terminated during the three months ended March 31, 2002. The following table reflects a rollforward of the reorganization costs, primarily included in accrued employee compensation and benefits, (in thousands):


                                                EUROPE &                         UNITED
                                             NORTH AMERICA     BURLINGTON,      KINGDOM       GERMANY
                                               REDUCTION          CANADA       REDUCTION     REDUCTION
                                                IN FORCE         SHUTDOWN       IN FORCE     IN FORCE       TOTAL
                                            ---------------   -------------   -----------   ----------   -----------
Reserves at December 31, 1999 ...........      $     --            $ --         $   --         $ --       $     --
Increase in reserves ....................         4,513              --             --           --          4,513
Cash payments ...........................          (908)             --             --           --           (908)
                                               --------            ----         ------         ----       --------
Reserves at December 31, 2000 ...........         3,605              --             --           --          3,605
(Decrease) increase in reserves .........          (442)            895            595          564          1,612
Cash payments ...........................        (2,756)             --           (595)          --         (3,351)
                                               --------            ----         ------         ----       --------
Reserves at December 31, 2001 ...........      $    407            $895         $   --         $564       $  1,866
                                               ========            ====         ======         ====       ========

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

8. DEBT ARRANGEMENTS

     Long-term debt consisted of the following:

                                                          DECEMBER 31,
                                                  -----------------------------
                                                       2000            2001
                                                  -------------   -------------
                                                         (IN THOUSANDS)
   Term loan ..................................    $  546,900      $  526,950
   Revolving loan .............................       125,500         125,000
   Revolving credit facilities ................         5,805           5,111
   Senior Subordinated Notes ..................       225,000         225,000
   Senior Discount Notes ......................       136,680         151,638
   Capital leases .............................        17,849          16,041
   Other ......................................         2,445           2,651
                                                   ----------      ----------
                                                    1,060,179       1,052,391
   Less amounts classified as current .........        27,359          30,585
                                                   ----------      ----------
                                                   $1,032,820      $1,021,806
                                                   ==========      ==========

     On February 2, 1998, as discussed in Note 2, the Company refinanced the majority of its existing credit facilities in connection with the Recapitalization and entered into a senior credit agreement (the "Existing Senior Credit Agreement") with a consortium of banks. The Existing Senior Credit Agreement was amended on August 13, 1998 to provide for an additional term loan borrowing of an additional $175 million and on March 30, 2000 as described below (the "Amendments"). The Existing Senior Credit Agreement and the Amendments consist of four term loans to the Operating Company with initial term loan commitments totaling $570 million (the "Term Loans" or "Term Loan Facilities"), a $155 million revolving credit facility (the "Revolving Credit Facility") and a $100 million growth capital revolving credit facility (the "Growth Capital Revolving Credit Facility" and, together with the Revolving Credit Facility, the "Revolving Credit Loans"). The unused availability of the revolving credit facilities under the Existing Senior Credit Agreement and the Amendments at December 31, 2001 and 2000 was $129.5 million and $128.3 million, respectively. The obligations of the Operating Company under the Senior Credit Agreement and Amendments are guaranteed by Holdings and certain other subsidiaries of Holdings. The Term Loans are payable in quarterly installments through January 31, 2007, and require payments of $25.0 million in 2002, $27.5 million in 2003, $93.0 million in 2004, $64.9 million in 2005 and $242.7 million in 2006. The Revolving Credit Loan facilities expire on January 31, 2004. Interest is payable at (a) the "Alternate Base Rate" (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 0% to 2.25%; or (b) the "Eurocurrency Rate" (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 0.625% to 3.25%. A commitment fee ranging from 0.20% to 0.50% is due on the unused portion of the revolving loan commitment. As part of the Amendments, if certain events of default were to occur, or if the Company's Net Leverage Ratio were above 5.15:1.0 at September 30, 2000, Blackstone agreed to make an equity contribution to the Company through the administrative agent of up to $50 million. An equity contribution of $50 million was made by the Company's owners to the Company on September 29, 2000, satisfying Blackstone's obligation under the Amendments. The Company's Net Leverage Ratio being above 5.15:1.0 at September 30, 2000 was not an event of default under the Existing Senior Credit Agreement and Amendments. The March 30, 2000 amendment changed the terms under which the Company can access $100 million of Growth Capital Revolving Loans from a dollar for dollar equity match to a capital call with various test dates based on certain leverage tests for quarters ending on or

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

after June 30, 2001. The March 30, 2000 amendment provided for up to an additional $50 million equity contribution by Blackstone; allowed the proceeds of the equity contribution to be applied to Revolving Credit Loans; and changed certain covenants, principally to increase the amount of permitted capital expenditures in 2000 and subsequent years. Pursuant to the terms of the Capital Call Agreement, an additional equity contribution of $50 million was made by the Company's owners to the Company on March 29, 2001, satisfying Blackstone's final obligation under the Capital Call Agreement dated as of August 13, 1998, as amended on March 29, 2000. This equity contribution was made in advance and in satisfaction of any capital call tests for quarters ending on or after June 30, 2001. The Company used the proceeds of the Capital Calls to reduce its outstanding Revolving Credit Loans. In addition, the Existing Senior Credit Agreement and Amendments contain certain affirmative and negative covenants as to the operations and financial condition of the Company, as well as certain restrictions on the payment of dividends and other distributions to Holdings. On December 31, 2001 the Company was in compliance with all covenants.

     Substantially all domestic tangible and intangible assets of the Company are pledged as collateral pursuant to the terms of the Existing Senior Credit Agreement and Amendments.

     The Recapitalization also included the issuance of $225 million in Senior Subordinated Notes of the Operating Company and $100.6 million gross proceeds in Senior Discount Notes ($169 million aggregate principal amount at maturity) of Holdings. The Senior Subordinated Notes are unconditionally guaranteed on a senior subordinated basis by Holdings and mature on January 15, 2008, with interest payable on $150 million at a fixed rate of 8.75% and with interest payable on $75 million at LIBOR plus 3.625%. The Senior Discount Notes mature on January 15, 2009, with cash interest payable beginning January 15, 2003 at 10.75%. The effective interest rate to maturity on the Senior Discount Notes is 10.75%.

     At December 31, 2001, the Operating Company had entered into three U.S. Dollar interest rate swap agreements that effectively fix the Eurocurrency Rate on $500 million of the term loans, on $200 million through April 9, 2002 at 5.8075%, on $100 million through April 9, 2003 at 5.77% and on $200 million through September 10, 2003 at 4.99%.

     Under the Existing Senior Credit Agreement, the Operating Company is subject to restrictions on the payment of dividends or other distributions to Holdings; provided that, subject to certain limitations, the Operating Company may pay dividends or other distributions to Holdings:

     o in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses;

     o to fund purchases and redemptions of equity interests of Holdings or Investor LP held by then present or former officers or employees of Holdings, the Operating Company or their Subsidiaries (as defined) or by any employee stock ownership plan upon such person's death, disability, retirement or termination of employment or other circumstances with certain annual dollar limitations; and

     o to finance, starting on July 15, 2003, the payment of cash interest payments on the Senior Discount Notes.

     On September 8, 1998, Holdings and GPC Capital Corp. II consummated an exchange offer for all of their outstanding Senior Discount Notes Due 2009 which had been issued on February 2, 1998 (the "Senior Discount Old Notes") and issued in exchange therefor their Senior Discount Notes Due 2009, Series B (the "Senior Discount Exchange Notes"), and the Operating Company and GPC Capital Corp. I consummated exchange offers for all of their outstanding Senior Subordinated Notes Due 2008 which had been issued on February 2, 1998 (the "Senior Subordinated Old Notes" and, together with the Senior Discount Old Notes, the "Old Notes") and issued in exchange therefor their

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

Senior Subordinated Notes Due 2008, Series B (the "Senior Subordinated Exchange Notes" and, together with the Senior Discount Exchange Notes, the "Exchange Notes"). Each issue of Exchange Notes has the same terms as the corresponding issue of Old Notes, except that the Exchange Notes are registered under the Securities Act of 1933, as amended, and do not include the restrictions on transfer applicable to the Old Notes. The Senior Subordinated Old Notes were, and the Senior Subordinated Exchange Notes are, fully and unconditionally guaranteed by Holdings on a senior subordinated basis.

     The Company's weighted average effective rate on the outstanding borrowings under the Term Loans and Revolving Credit Loans was 9.77% and 4.70% at December 31, 2000 and 2001, respectively, excluding the effect of interest rate swaps.

     The Company had several variable-rate revolving credit facilities denominated in U.S. Dollars, French Francs and Italian Lira, with aggregate available borrowings at December 31, 2001 equivalent to $3.5 million. The Company's average effective rate on borrowings of $5.8 million on these credit facilities at December 31, 2000 was 9.53%. The Company's average effective rate on borrowings of $5.1 million on these credit facilities at December 31, 2001 was 11.64%.

     Interest paid during 1999, 2000 and 2001, net of amounts capitalized of $3.7 million, $4.2 million and $2.6 million, respectively, totaled $66.2 million, $90.6 million and $81.9 million, respectively.

     The annual debt service requirements of the Company for the succeeding five years are as follows: 2002 -- $30.6 million; 2003 -- $31.6 million; 2004 -- $220.1 million; 2005 -- $67.5 million; and 2006 -- $245.0 million.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

     The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

 Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

     The fair values of these financial instruments approximate their carrying amounts.

  Long-Term Debt

     The fair values of the variable-rate, long-term debt instruments approximate their carrying amounts. The fair value of other long-term debt was based on market price information. Other long-term debt includes the Senior Discount Notes and $150 million of Senior Subordinated Notes and totaled approximately $286.7 million and $301.6 million at December 31, 2000 and 2001, respectively. The fair value of this long-term debt, including the current portion, was approximately $140.7 million and $247.5 million at December 31, 2000 and 2001, respectively.

  Derivatives

     The Company is exposed to market risk from changes in interest rates and currency exchange rates. The Company manages these exposures on a consolidated basis and enters into various derivative transactions for selected exposure areas. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

     Interest rate swap agreements are used to hedge exposure to interest rates associated with the Existing Senior Credit Agreement. Under these agreements, the Company agrees to exchange with a third party at specified intervals the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate swaps are recorded on the balance sheet in accrued expenses and other non-current liabilities at fair value. The effective portion of cash flow hedges are recorded in OCI.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

     The following table presents information for all interest rate swaps. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore is not a direct measure of the Company's exposure to credit risk. The fair value approximates the cost to settle the outstanding contracts.

                                                      DECEMBER 31,
                                                -------------------------
                                                    2000          2001
                                                -----------   -----------
                                                     (IN THOUSANDS)
   Notional amount ..........................    $450,000      $ 500,000
   Fair value -- asset /(liability) .........         392        (13,145)


     Derivatives are an important component of the Company's interest rate management program, leading to acceptable levels of variable interest rate risk. Due to sharply declining interest rates in 2001, the effect of derivatives was to increase interest expense by $7.0 million compared to an entirely unhedged variable rate debt portfolio. Their incremental effect on interest expense for 1999 and 2000 was not significant.

     The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company utilizes foreign currency hedging activities to protect against volatility associated with purchase commitments that are denominated in foreign currencies for machinery, equipment and other items created in the normal course of business. The terms of these contracts are generally less than one year.

     Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are accounted for in accordance with SFAS 133. At December 31, 2000 the Company had foreign currency forward exchange contracts totaling $2.2 million with a fair value of $2.4 million. There were no currency forward contracts outstanding at December 31, 2001.

     Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is the Company's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

10. LEASE COMMITMENTS

     The Company was a party to various leases involving real property and equipment during 1999, 2000 and 2001. Total rent expense for operating leases amounted to $15.6 million in 1999, $19.9 million in 2000 and $24.0 million in 2001. Minimum future lease obligations on long-term noncancelable operating leases in effect at December 31, 2001 are as follows: 2002 -- $15.4 million; 2003 -- $14.1 million; 2004 -- $11.4 million; 2005 -- $6.2 million; 2006 --
$5.3 million; and thereafter -- $23.6 million. Minimum future lease obligations on capital leases in effect at December 31, 2001 are as follows: 2002 -- $1.7 million; 2003 -- $1.9 million; 2004 -- $1.9 million; 2005 -- $2.2 million; 2006
-- $2.0 million; and thereafter -- $6.3 million. The gross amount of assets under capital leases was $20.5 million and $20.3 million as of December 31, 2000 and 2001, respectively.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

11. TRANSACTIONS WITH AFFILIATES

     Transactions with entities affiliated through common ownership included the following:


                                                                     YEAR ENDED DECEMBER 31,
                                                                 --------------------------------
                                                                    1999       2000       2001
                                                                 ---------- ---------- ----------
                                                                          (IN THOUSANDS)
   Equipment purchases from affiliates .........................  $20,367    $25,103    $23,838
   Goods purchased from affiliates .............................  $    --    $    --    $ 1,066
   Management services provided by affiliates, including
     management, legal, tax, accounting, insurance, treasury and
     employee benefits administration services .................  $ 2,028    $ 2,020    $ 2,034
   Management services provided and sales to Graham
     Engineering Corporation, including engineering services and
     raw materials .............................................  $ 2,453    $    51    $     2
   Loans to Management for equity contribution .................  $    --    $ 1,147    $ 1,146
   Interest income on notes receivable from owners .............  $    --    $    --    $   150


     Account balances with affiliates include the following:

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ---------------------
                                                                        2000        2001
                                                                     ---------   ---------
                                                                        (IN THOUSANDS)
   Accounts receivable ...........................................    $   95      $   --
   Accounts payable ..............................................    $  270      $1,964
   Notes and interest receivable for ownership interests .........    $1,147      $2,443

12. PENSION PLANS

     Substantially all employees of the Company participate in noncontributory, defined benefit or defined contribution pension plans.

     The U.S. defined benefit plan covering salaried employees provides retirement benefits based on the final five years average compensation, while plans covering hourly employees provide benefits based on years of service. The Company's policy is to fund the normal cost plus amounts required to amortize actuarial gains and losses and prior service costs over a period of ten years. U.S. plan assets consist of a diversified portfolio including U.S. Government securities, certificates of deposit issued by commercial banks and domestic common stocks and bonds.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

     The following table sets forth the change in the Company's benefit obligation and pension plan assets at market value for the years ended December 31, 2000 and 2001:


                                                                                       2000            2001
                                                                                     ---------       ---------
                                                                                          (IN THOUSANDS)
  Change in benefit obligation:
  -----------------------------
  Benefit obligation at beginning of year ......................................     $ (33,375)      $ (37,606)
  Service cost .................................................................        (2,731)         (2,804)
  Interest cost ................................................................        (2,319)         (2,668)
  Benefits paid ................................................................           592             812
  Employee contribution ........................................................          (230)           (167)
  Change in benefit payments due to experience .................................           (89)           (414)
  Effect of exchange rate changes ..............................................           754             497
  Curtailments .................................................................            --             123
  Decrease (increase) in benefit obligation due to change in discount rate .....         1,607          (2,668)
  (Increase) decrease in benefit obligation due to plan experience .............          (949)          1,365
  Increase in benefit obligation due to plan change ............................          (866)           (238)
                                                                                     ---------       ---------
  Benefit obligation at end of year ............................................       (37,606)        (43,768)
                                                                                     =========       =========
  Change in plan assets:
  ----------------------
  Plan assets at market value at beginning of year .............................        32,051          33,498
  Actual return on plan assets .................................................          (573)         (2,599)
  Foreign currency exchange rate changes .......................................          (704)           (426)
  Employer contribution ........................................................         3,084           3,783
  Employee contribution ........................................................           230             167
  Benefits paid ................................................................          (590)           (807)
                                                                                     ---------       ---------
  Plan assets at market value at end of year ...................................        33,498          33,616
                                                                                     =========       =========
  Funded status ................................................................        (4,108)        (10,152)
  Unrecognized net actuarial (loss) gain .......................................          (391)          6,571
  Unrecognized prior service cost ..............................................         1,851           1,701
                                                                                     ---------       ---------
  Net amount recognized ........................................................     $  (2,648)      $  (1,880)
                                                                                     =========       =========
  Amounts recognized in the statement of financial position consist of:
  ---------------------------------------------------------------------
   Prepaid benefit cost ........................................................     $     497       $      --
   Accrued benefit liability ...................................................        (3,145)         (4,888)
   Intangible asset ............................................................            --           1,071
   Accumulated other comprehensive income ......................................            --           1,937
                                                                                     ---------       ---------
  Net amount recognized ........................................................     $  (2,648)      $  (1,880)
                                                                                     =========       =========

     The net amount recognized of $2.6 million at December 31, 2000 consists of $2.1 million accrued pension expense for the U.S. plan, $0.2 million accrued pension expense for the United Kingdom plan, $0.8 million accrued pension expense for the German plan and $0.5 million prepaid pension asset for the Canadian plan. The net amount recognized of $1.9 million at December 31, 2001 consists of $3.4 million accrued pension expense, $1.0 million intangible asset, and $1.2 million accumulated other comprehensive income for the United States plan, $0.6 million accrued pension expense, $0.1 million intangible assets and $0.7 million accumulated other comprehensive income for the Canadian plan, $0.1 million accrued pension expense for the United Kingdom plan, and $0.8 million accrued pension expense for the German plan.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001


                                                                        ACTUARIAL ASSUMPTIONS
                                                       -------------------------------------------------------
                                                          U.S.        CANADA      UNITED KINGDOM      GERMANY
                                                       ----------   ----------   ----------------   ----------
Discount rate -- 1999 ..............................       7.50%        7.00%           5.50%           6.00%
              -- 2000 ..............................       7.75%        7.00%           5.50%           6.00%
              -- 2001 ..............................       7.25%        6.50%           5.50%           6.00%
Long-term rate of return on plan assets -- 1999.....       8.00%        8.00%           8.00%           N/A
                                        -- 2000.....       9.00%        8.00%           7.75%           N/A
                                        -- 2001.....       9.00%        8.00%           7.75%           N/A
Weighted average rate of increase for future
 compensation levels -- 1999 .......................       5.00%        5.00%           4.25%           3.00%
                     -- 2000 .......................       5.00%        5.00%           4.00%           3.00%
                     -- 2001 .......................       4.75%        5.00%           4.00%           3.00%

     The Company's net pension cost for its defined benefit pension plans includes the following components:

                                                            YEAR ENDED DECEMBER 31,
                                                     ------------------------------------
                                                       1999          2000          2001
                                                     --------      --------      --------
                                                                (IN THOUSANDS)
   Service cost .................................    $  2,739      $  2,731      $  2,804
   Interest cost ................................       1,975         2,319         2,668
   Net investment return on plan assets .........      (3,293)         (153)          318
   Curtailment loss .............................          --            --           310
   Net amortization and deferral ................       1,365        (2,497)       (3,054)
                                                     --------      --------      --------
   Net periodic pension costs ...................    $  2,786      $  2,400      $  3,046
                                                     ========      ========      ========


     The Company sponsors a defined contribution plan under Internal Revenue Code Section 401(k) which covers all hourly and salaried employees other than employees represented by a collective bargaining unit. The Company also sponsored other defined contribution plans under collective bargaining agreements. The Company's contributions are determined as a specified percentage of employee contributions, subject to certain maximum limitations. The Company's costs for these plans for 1999, 2000 and 2001 were $0.9 million, $1.0 million and $1.1 million, respectively.

13. PARTNERS' CAPITAL

     Holdings was formed under the name "Sonoco Graham Company" on April 3, 1989 as a limited partnership in accordance with the provisions of the Pennsylvania Uniform Limited Partnership Act, and on March 28, 1991, Holdings changed its name to "Graham Packaging Company." Upon the Closing of the Recapitalization, the name of Holdings was changed to "Graham Packaging Holdings Company." Holdings will continue until its dissolution and winding up in accordance with the terms of the Holdings Partnership Agreement (as defined below).

     As contemplated by the Recapitalization Agreement, upon the Closing, Graham Capital and its successors or assigns, Graham Family Growth Partnership, Graham Packaging Corporation ("Graham GP Corp"), Investor LP and Investor GP entered into a Fifth Amended and Restated Agreement of Limited Partnership (the "Holdings Partnership Agreement"). The general partners of the partnership are Investor GP and Graham GP Corp. The limited partners of the partnership are GPC Holdings, L.P. ("Graham LP") and Investor LP.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

  Capital Accounts

     A capital account is maintained for each partner on the books of the Company. The Holdings Partnership Agreement provides that at no time during the term of the partnership or upon dissolution and liquidation thereof shall a limited partner with a negative balance in its capital account have any obligation to Holdings or the other partners to restore such negative balance. Items of partnership income or loss are allocated to the partners' capital accounts in accordance with their percentage interests except as provided in
Section 704(c) of the Internal Revenue Code with respect to contributed property where the allocations are made in accordance with the U.S. Treasury regulations thereunder.

  Distributions

     The Holdings Partnership Agreement requires certain tax distributions to be made if and when the Company has taxable income. Other distributions shall be made in proportion to the partners' respective percentage interests.

  Transfers of Partnership Interests

     The Holdings Partnership Agreement provides that, subject to certain exceptions including, without limitation, in connection with an IPO Reorganization (as defined below) and the transfer rights described below, general partners shall not withdraw from Holdings, resign as a general partner nor transfer their general partnership interests without the consent of all general partners, and limited partners shall not transfer their limited partnership interests.

     If either Graham GP Corp. and/or Graham LP (individually "Continuing Graham Partner" and collectively the "Continuing Graham Partners") wishes to sell or otherwise transfer its partnership interests pursuant to a bona fide offer from a third party, Holdings and the Equity Investors must be given a prior opportunity to purchase such interests at the same purchase price set forth in such offer. If Holdings and the Equity Investors do not elect to make such purchase, then such Continuing Graham Partner may sell or transfer such partnership interests to such third party upon the terms set forth in such offer. If the Equity Investors wish to sell or otherwise transfer their partnership interests pursuant to a bona fide offer from a third party, the Continuing Graham Partners shall have a right to include in such sale or transfer a proportionate percentage of their partnership interests. If the Equity Investors (so long as they hold 51% or more of the partnership interests) wish to sell or otherwise transfer their partnership interests pursuant to a bona fide offer from a third party, the Equity Investors shall have the right to compel the Continuing Graham Partners to include in such sale or transfer a proportionate percentage of their partnership interests.

  Dissolution

     The Holdings Partnership Agreement provides that Holdings shall be dissolved upon the earliest of (i) the sale, exchange or other disposition of all or substantially all of Holdings' assets (including pursuant to an IPO Reorganization), (ii) the withdrawal, resignation, filing of a certificate of dissolution or revocation of the charter or bankruptcy of a general partner, or the occurrence of any other event which causes a general partner to cease to be a general partner unless (a) the remaining general partner elects to continue the business or (b) if there is no remaining general partner, a majority-in-interest of the limited partners elect to continue the partnership, or (iii) such date as the partners shall unanimously elect.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

  IPO Reorganization

     "IPO Reorganization" means the transfer of all or substantially all of Holdings' assets and liabilities to GPC Capital Corporation II ("CapCo II") in contemplation of an initial public offering of the shares of common stock of CapCo II. The Holdings Partnership Agreement provides that, without the approval of each general partner, the IPO Reorganization may not be effected through any entity other than CapCo II.

14. MANAGEMENT OPTION PLAN

     Pursuant to the Recapitalization Agreement, the Company has adopted the Graham Packaging Holdings Company Management Option Plan (the "Option Plan").

     The Option Plan provides for the grant to certain management employees of Holdings and its subsidiaries of options ("Options") to purchase limited partnership interests in Holdings equal to 0.01% of Holdings at the date of the 1998 recapitalization, each 0.01% interest being referred to as a "Unit". The aggregate number of Units with respect to which Options may be granted under the Option Plan shall not exceed 500 Units, representing a total of up to 5% of the equity of Holdings.

     The exercise price per Unit shall be at or above the fair market value of a Unit on the date of grant. The number and type of Units covered by outstanding Options and exercise prices may be adjusted to reflect certain events such as recapitalizations, mergers or reorganizations of or by Holdings. The Option Plan is intended to advance the best interests of the Company by allowing such employees to acquire an ownership interest in the Company, thereby motivating them to contribute to the success of the Company and to remain in the employ of the Company.


     A committee has been appointed to administer the Option Plan, including, without limitation, the determination of the employees to whom grants will be made, the number of Units subject to each grant, and the various terms of such grants. During 1999, 22.8 Unit Options were forfeited and Options to purchase
123.7 Units were granted. During 2000, 13.8 Unit Options were forfeited and none were granted. During 2001, 51.1 Unit Options were forfeited and Options to purchase 46.0 Units were granted. As of December 31, 2001, 481.1 Unit Options were outstanding at an exercise price of $25,789 per Unit and 245.6 Unit Options outstanding were vested.


     A summary of the changes in the Unit Options outstanding under the Option Plan as of December 31, 1999, 2000 and 2001 is as follows:


                                                1999                        2000                        2001
                                     --------------------------- --------------------------- --------------------------
                                        UNITS       WEIGHTED        UNITS       WEIGHTED        UNITS       WEIGHTED
                                        UNDER        AVERAGE        UNDER        AVERAGE        UNDER       AVERAGE
                                       OPTION    EXERCISE PRICE    OPTION    EXERCISE PRICE    OPTION    EXERCISE PRICE
                                     ---------- ---------------- ---------- ---------------- ---------- ---------------
Outstanding at beginning of
 year ..............................     399.1       $25,789         500.0       $25,789         486.2      $25,789
Granted ............................     123.7        25,789           0.0        25,789          46.0       25,789
Exercised ..........................       0.0        25,789           0.0        25,789           0.0       25,789
Forfeitures ........................    (22.8)        25,789        (13.8)        25,789        (51.1)       25,789
                                        ------                      ------                      ------
Outstanding at end of year .........     500.0        25,789         486.2        25,789         481.1       25,789
                                        ======                      ======                      ======

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

     The following table summarizes information relating to Unit Options outstanding under the Option Plan at December 31, 2001:

                             OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
            -----------------------------------------------------   -------------------------------
               OPTIONS       WEIGHTED AVERAGE        WEIGHTED          OPTIONS          WEIGHTED
 EXERCISE    OUTSTANDING         REMAINING            AVERAGE        EXERCISABLE        AVERAGE
  PRICE      AT 12/31/01     CONTRACTUAL LIFE     EXERCISE PRICE     AT 12/31/01     EXERCISE PRICE
---------   -------------   ------------------   ----------------   -------------   ---------------
$25,789          481.1      6.56 Years                $25,789            245.6          $25,789

     The Company applies APB 25 in accounting for the Option Plan. The exercise price of the Unit was equal to or greater than the fair market value of a Unit on the date of the grant and, accordingly no compensation cost has been recognized under the provisions of APB 25 for Units granted. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period. Had compensation cost for the option plan been determined under SFAS 123, based on the fair market value at the grant dates, the Company's pro forma net income (loss) for 1999, 2000 and 2001 would have been reflected as follows (in thousands):

                                 YEAR ENDED DECEMBER 31,
                          -----------------------------------------
                               1999          2000          2001
                          ------------  ------------- -------------
   As reported .........     $1,255      $ (45,637)    $ (43,970)
   Pro forma ...........        727        (46,150)      (44,223)


     The weighted average fair value at date of grant for options granted in 1999 and 2001 was $3,871 and $4,418 per option, respectively. The fair value of each Option is estimated on the date of the grant using the Minimum Value option pricing model with the following weighted-average assumptions used for Units granted in 1999: pay out yield 0%, expected volatility of 0%, risk free interest rate of 4.57%, and expected life of 3.6 years; and in 2001: pay out yield 0%, expected volatility of 0%, risk free interest rate of 4.22%, and expected life of 4.5 years.

15. SPECIAL CHARGES AND UNUSUAL ITEMS

     The special charges and unusual items were as follows:

                                                YEAR ENDED DECEMBER 31,
                                             -----------------------------
                                               1999       2000       2001
                                             --------   --------   -------
                                                    (IN THOUSANDS)
   Restructuring of facilities ...........    $  552     $   --     $ --
   System conversion .....................     1,304         --       --
   Recapitalization compensation .........     2,669      1,118      147
   Aborted acquisition costs .............        28         --       --
                                              ------     ------     ----
                                              $4,553     $1,118     $147
                                              ======     ======     ====

     The system conversion expenses relate to costs incurred by the Company as part of a multi-year project to ensure that its information systems and related hardware would be year 2000 compliant. The Company engaged outside consultants beginning in 1997 to assist with the evaluation and assessment of its information systems requirements and the selection and implementation of enterprise resource planning software.

     Recapitalization expenses relate to stay bonuses and the granting of certain ownership interests to Management pursuant to the terms of the Recapitalization (see Note 2). These expenses have been fully recognized over the three years from the date of the Recapitalization.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

16. OTHER EXPENSE (INCOME)

     Other expense (income) consisted of the following:

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                              1999        2000        2001
                                                           ----------   --------   ----------
                                                                     (IN THOUSANDS)
   Foreign exchange (gain) loss ........................     $ (333)     $ 240       $ (176)
   Equity in (earnings) loss of joint ventures .........       (231)       (63)         246
   Other ...............................................       (165)        88          129
                                                             ------      -----       ------
                                                             $ (729)     $ 265       $  199
                                                             ======      =====       ======

17. INCOME TAXES

     Certain legal entities in the Company do not pay income taxes because their income is taxed to the owners. For those entities, the reported amount of their assets net of the reported amount of their liabilities are exceeded by the related tax bases of their assets net of liabilities by $347.5 million at December 31, 2000 and $271.7 million at December 31, 2001.

     Income of certain legal entities related principally to the foreign operations of the Company is taxable to the legal entities. The following table sets forth the deferred tax assets and liabilities that result from temporary differences between the reported amounts and the tax bases of the assets and liabilities of such entities:

                                                                                      DECEMBER 31,
                                                                               ---------------------------
                                                                                   2000           2001
                                                                               ------------   ------------
                                                                                     (IN THOUSANDS)
  DEFERRED TAX ASSETS:
   Net operating loss carryforwards ........................................    $  27,541      $  31,867
   Fixed assets, principally due to differences in depreciation and assigned
     values ................................................................        2,567          7,703
   Accrued retirement indemnities ..........................................          991          1,069
   Inventories .............................................................          766            434
   Accruals and reserves ...................................................          810            383
   Capital leases ..........................................................          501            431
   Other items .............................................................          102            300
                                                                                ---------      ---------
  Gross deferred tax assets ................................................       33,278         42,187
  Valuation allowance ......................................................      (26,729)       (34,565)
                                                                                ---------      ---------
  Net deferred tax assets ..................................................        6,549          7,622
  Deferred tax liabilities:
   Fixed assets, principally due to differences in depreciation and assigned
     values ................................................................        8,049          8,025
   Goodwill ................................................................           93             --
   Other items .............................................................           --            143
                                                                                ---------      ---------
  Gross deferred tax liabilities ...........................................        8,142          8,168
                                                                                ---------      ---------
  Net deferred tax liabilities .............................................    $   1,593      $     546
                                                                                =========      =========

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

     Current deferred tax assets of $0.05 million in 2000 and $0.3 million in 2001 are included in prepaid expenses and other current assets. Non-current deferred tax assets of none in 2000 and of $0.2 million in 2001 are included in other assets. Current deferred tax liabilities of $0.3 million in 2000 and $0.1 million in 2001 are included in accrued expenses. Non-current deferred tax liabilities of $1.3 million in 2000 and $1.0 million in 2001 are included in other non-current liabilities.

     The valuation allowance reduces the Company's deferred tax assets to an amount that Management believes is more likely than not to be realized.

     The 2001 provision for income taxes is comprised of $1.2 million of current provision and $0.9 million of deferred benefit. The amounts relate entirely to the Company's foreign legal entities.

     The difference between the 2001 actual income tax provision and an amount computed by applying the U.S. federal statutory rate for corporations to earnings before income taxes is attributable to the following:


                                                                        YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                    1999         2000          2001
                                                                ----------- ------------- -------------
                                                                            (IN THOUSANDS)
   Taxes at U.S. federal statutory rate .......................  $  1,323     $ (15,818)    $ (15,284)
   Partnership income not subject to federal income taxes .....    (1,178)        4,146           281
   Foreign loss without current tax benefit ...................     2,050        11,926        15,260
   Other ......................................................       331           188            46
                                                                 --------     ---------     ---------
                                                                 $  2,526     $     442     $     303
                                                                 ========     =========     =========

     At December 31, 2001, the Company's various taxable entities had net operating loss carryforwards for purposes of reducing future taxable income by approximately $87.6 million, for which no benefit has been recognized. Of this amount, $17.2 million related to carryforwards that will expire, if unused, at various dates ranging from 2002 to 2006 and the remaining carryforwards have no expiration date.

     At December 31, 2001, the unremitted earnings of non-U.S. subsidiaries totaling $8.2 million were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. If such earnings were remitted to the United States, approximately $0.4 million of withholding taxes would apply.

18. COMMITMENTS

     In connection with plant expansion and improvement programs, the Company had commitments for capital expenditures of approximately $26.8 million at December 31, 2001.

19. CONTINGENCIES AND LEGAL PROCEEDINGS

     The Company is party to various litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Company with respect to such litigation cannot be estimated with certainty, but Management believes, based on its examination of such matters, experience to date and discussions with counsel, that such ultimate liability will not be material to the business, financial condition or results of operations of the Company.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

20. SEGMENT INFORMATION


     The Company is organized and managed on a geographical basis in three operating segments: North America, which includes the United States and Canada, Europe and Latin America. The accounting policies of the segments are consistent with those described in Note 1. The Company's measure of profit or loss is operating income (loss).




                                                     NORTH                       LATIN
                                          YEAR      AMERICA        EUROPE       AMERICA      ELIMINATIONS (b)       TOTAL
                                         ------   -----------   -----------   -----------   ------------------   -----------
                                                                           (IN THOUSANDS)
Net sales (a) ........................   1999      $566,202      $ 140,892     $ 24,492                           $731,586
                                         2000       667,301        146,189       29,192               (131)        842,551
                                         2001       742,450        154,268       26,350                            923,068

Special charges and unusual items.....   1999      $  3,750      $     848     $    (45)                          $  4,553
                                         2000         1,118             --           --                              1,118
                                         2001           147             --           --                                147

Operating income (loss) ..............   1999      $ 92,962      $  (4,250)    $  1,372                           $ 90,084
                                         2000        90,296        (32,009)      (2,147)                            56,140
                                         2001        98,756        (37,707)      (5,547)                            55,502

Depreciation and amortization ........   1999      $ 44,023      $  11,294     $  2,679                           $ 57,996
                                         2000        56,518         10,959        3,381                             70,858
                                         2001        62,584         10,800        2,960                             76,344

Impairment charges ...................   1999      $     --      $      --     $     --                           $     --
                                         2000           461         18,539        2,056                             21,056
                                         2001         1,135         31,274        5,579                             37,988

Interest expense (income), net .......   1999      $ 88,142      $    (629)    $    (39)                          $ 87,474
                                         2000       100,667            878          148                            101,693
                                         2001        96,639          1,326          475                             98,440

Income tax expense (benefit) .........   1999      $    521      $     859     $  1,146                           $  2,526
                                         2000            53            542         (153)                               442
                                         2001          (998)           586          715                                303

Identifiable assets (a) ..............   1999      $724,985      $ 169,028     $ 43,545         $ (196,309)       $741,249
                                         2000       843,908        170,939       39,763           (233,311)        821,299
                                         2001       842,888        144,106       27,935           (256,368)        758,561

Capital expenditures, excluding
 acquisitions ........................   1999      $137,825      $  31,381     $  1,766                           $170,972
                                         2000       128,370         32,729        2,330                            163,429
                                         2001        46,242         23,683        4,390                             74,315


----------
(a) The Company's net sales for Europe include sales in France which totaled approximately $99.2 million, $106.5 million and $93.1 million for 1999, 2000 and 2001, respectively. Identifiable assets in France totaled approximately $117.2 million, $114.6 million and $82.8 million as of December 31, 1999, 2000, and 2001, respectively.

(b) To eliminate intercompany balances, which include investments in the operating segments and inter-segment receivables and payables.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

  Product Net Sales Information

     The following is supplemental information on net sales by product category (in millions):

                                  HOUSEHOLD
                                     AND
                     FOOD AND     PERSONAL
                     BEVERAGE       CARE       AUTOMOTIVE       TOTAL
                    ----------   ----------   ------------   -----------
   1999 .........    $  333.4     $  187.5      $  210.7      $  731.6
   2000 .........       416.2        210.6         215.8         842.6
   2001 .........       511.6        208.5         203.0         923.1

21. CONDENSED OPERATING COMPANY DATA


     Condensed financial data for the Operating Company as of December 31, 2000 and 2001 was as follows:

                                                DECEMBER 31,     DECEMBER 31,
                                                    2000             2001
                                               --------------   -------------
                                                       (IN THOUSANDS)
       Current assets ......................     $  207,139      $  180,737
       Non-current assets ..................        616,659         580,749
       Total assets ........................        823,798         761,486
       Current liabilities .................        241,178         205,715
       Non-current liabilities .............        907,820         886,261
       Partners' capital (deficit) .........       (325,200)       (330,490)

     Condensed financial data for the Operating Company for the years ended December 31, 1999, 2000, and 2001 was as follows:

                                                   YEAR ENDED
                                 -----------------------------------------------
                                  DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                      1999             2000             2001
                                 --------------   --------------   -------------
                                                 (IN THOUSANDS)
   Net sales .................      $731,586        $ 842,551        $ 923,068
   Gross profit ..............       142,653          134,514          151,867
   Net income (loss) .........        13,824          (31,650)         (28,585)

     Full separate financial statements and other disclosures of the Operating Company have not been presented. Management has determined that such financial information is not material to investors.

22. SUBSEQUENT EVENTS -- SALE OF ASSETS/CLOSING OF OPERATIONS

    During the first quarter of 2002, the Company accepted an offer to sell the land and building at its plant in Burlington, Canada. The resulting gain is expected to be approximately 3.2 million. Also during the first quarter of 2002, the Company announced a second quarter closing of its operation located in Wrexham, Wales, United Kingdom and the sale of its Italian operations. The resulting gains or losses are not expected to be significant.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

23.  SUBSEQUENT EVENTS -- EQUITY OFFERING AND CONCURRENT TRANSACTIONS
     (UNAUDITED)


     The Company currently is pursuing an initial public offering, which is expected to be completed during 2003. In connection with this contemplated public offering, the Company will effect a reorganization in which our wholly owned subsidiary, GPC Capital Corp. II, will:


     o exchange shares of its newly issued common stock for all of the general and limited partnership interests of Holdings,

     o exchange options to purchase shares of its common stock for all of, and on the same economic terms and conditions as the Holdings options,

     o   change its name to Graham Packaging Company Inc.

     As a result of these transactions, Graham Packaging Company Inc. will be the parent company of the Graham Packaging Group.


     As a result of the reorganization, the Company will recognize net deferred income tax assets for the difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference will be accounted for by recording deferred income tax assets of approximately $232.3 million (net of a valuation allowance of $38.6 million), primarily resulting from the 1998 Recapitalization and the tax benefit of net operating losses incurred in the interim, with a corresponding credit to additional paid in capital, a deferred tax asset of approximately $4.3 million related to interest rate swaps and additional pension liability that the company will record as a reduction in our accumulated other comprehensive loss, offset, in part, by a deferred tax liability of approximately $43.1 million with a corresponding one-time charge to earnings.

     In assessing the realizability of deferred income tax assets, management considered whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. In making its assessment, management weighed negative evidence (cumulative operating losses) with positive evidence (a three-year average of domestic pre-tax income, after adjustments for nonrecurring items, permanent differences, and other appropriate adjustments including the reduction of interest expense computed as if the initial public offering and the concurrent transactions had occurred at the beginning of the three year period, of approximately $20.6 million) and considered the impact of the future reversals of existing taxable temporary differences. Based on this analysis, the Company has estimated that future taxable income of approximately $540 million over the next 26 years would be necessary to fully realize the benefits of its net deferred income tax assets. Based on the Company's estimated amount of future taxable income, the scheduled expiration of carryforwards and the expected reversal of taxable temporary differences, management has determined that a valuation allowance of $38.6 million is necessary to reduce deferred income tax assets to an amount that is more likely than not to be realized.

     Future levels of operating income are dependent upon general economic conditions, including competitive pressures on sales and profit margins, and other factors beyond the Company's control. Accordingly, no assurance can be given that sufficient taxable income will be generated to allow for the full utilization of the net operating loss carryforwards and other temporary differences. Management has considered these factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to utilize the tax benefits associated with the Company's net operating loss carryforwards and other temporary differences prior to their expiration, net of valuation allowances.

     Should there be a change in circumstances that causes a change in management's judgment about the realizability of the Company's deferred tax asset in future years, a change in the valuation allowance will ordinarily be recorded in income from continuing operations.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001

     Also, as a result of the reorganization, the Group's taxable income will be subject to federal and state income taxes. The objective of the pro forma financial information is to show what the significant effects on the historical results of operations might have been had the Group been subject to federal and state income taxes at the effective tax rates that would have applied for all periods. The proforma effect of the reorganization on income tax provision and net income for the year ended December 31, 2001 (in thousands) is as follows.


     Pro forma income tax provision .........    $   1,896
     Pro forma net income (loss) ............      (45,563)



     Concurrent with the initial public offering, the Operating Company will enter into a new senior credit agreement, which will replace the Existing Senior Credit Agreement and will consist of a $660.0 million term loan facility and a $150.0 million revolving credit facility to fund ongoing working capital requirements and general corporate purposes following the consummation of the initial public offering. Borrowings under the term loan facilities will be used, along with the remaining proceeds from this initial public offering not used to redeem senior discount notes as described below, to repay all of the borrowings under our existing senior credit agreement. As of September 29, 2002, there were $664.5 million of term and revolving loans and $2.0 million of accrued interest outstanding under the Existing Senior Credit Agreement. (See
Note 8)

     The Company intends to redeem all $169 million aggregate principal amount at maturity of the Senior Discount Notes. The Company has the right to redeem any remaining Senior Discount Notes beginning on January 15, 2003 for 105.375% of their principal amount. The Company intends to redeem their senior discount notes after the consummation of this offering. The Company will fund the redemption price of the Senior Discount Notes and pay associated accrued interest, premiums, fees and expenses with borrowings under its new term loan facility.


24. EARNINGS (LOSS) PER SHARE (UNAUDITED)


     The Company is in the process of completing a reorganization and an initial public offering. The anticipated exchange of common stock for general and limited partnership units is at an exchange ratio of 1,663.23 shares per partnership unit.

     Upon completion of the reorganization, 22,250,000 shares of common stock will be outstanding; a maximum of 883,177 shares of common stock will be subject to options; and no shares of preferred stock will be outstanding.


     Earnings per share is calculated in accordance with FASB Statement No. 128 and requires two presentations of earnings per share -- "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. Shares issuable pursuant to option awards which were deemed common stock equivalents were excluded from the computation of diluted earnings per share because their effect is antidilutive. The following table sets forth the computation of pro forma basic and diluted earnings (loss) per share for the year ended December 31, 2001 (in thousands, except per share data):

                       GRAHAM PACKAGING HOLDINGS COMPANY

                               DECEMBER 31, 2001



     Net loss as reported ................................................     $ (43,970)
     Pro forma income tax adjustment .....................................         1,593
                                                                               ---------
     Pro forma net loss ..................................................     $ (45,563)
                                                                               =========
     Pro forma weighted average number of common shares (basic) ..........        22,250
     Dilutive stock options ..............................................            --
                                                                               ---------
     Pro forma weighted average number of common shares (diluted) ........        22,250
                                                                               =========
     Pro forma earnings (loss) per share:
       Basic .............................................................     $   (2.05)
       Diluted ...........................................................         (2.05)




     Furthermore, considering the effect of adoption of SFAS 142, as described in Note 25, pro forma basic and diluted loss per share would have been $2.00 for the year ended December 31, 2001.


25. SUBSEQUENT EVENT -- GOODWILL

     Effective January 1, 2002 the Company adopted SFAS 142. Therefore, the Company has ceased to amortize goodwill beginning January 1, 2002.

     SFAS 142 provides that prior year's results should not be restated. The following table presents the Company's operating results for each of the three years in the period ended December 31, 2001 reflecting the exclusion of goodwill amortization expense:

                                                   YEAR ENDED DECEMBER 31,
                                           1999            2000            2001
                                         ---------       ---------       ---------
                                                       (IN THOUSANDS)
Net income (loss) as reported .........  $   1,255       $ (45,637)      $ (43,970)
Goodwill amortization .................      1,284           1,445           1,031
                                         ---------       ---------       ---------
As adjusted ...........................  $   2,539       $ (44,192)      $ (42,939)
                                         =========       =========       =========

                       GRAHAM PACKAGING HOLDINGS COMPANY

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)


                                                                   DECEMBER 31,         SEPTEMBER 29,
                                                                       2001                 2002
                                                                  --------------       --------------
                                                                           (IN THOUSANDS)
                        ASSETS
Current assets:
 Cash and cash equivalents ..................................     $        9,032       $        9,318
 Accounts receivable, net ...................................             90,182              105,282
 Inventories ................................................             60,476               58,356
 Prepaid expenses and other current assets ..................             14,054               15,222
                                                                  --------------       --------------
Total current assets ........................................            173,744              188,178
Property, plant and equipment, net ..........................            549,585              569,017
Goodwill ....................................................              6,400                5,738
Other non-current assets ....................................             28,832               28,525
                                                                  --------------       --------------
Total assets ................................................     $      758,561       $      791,458
                                                                  ==============       ==============
       LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
Current liabilities:
 Accounts payable and accrued expenses ......................     $      175,130       $      164,546
 Current portion of long-term debt ..........................             30,585               32,391
                                                                  --------------       --------------
Total current liabilities ...................................            205,715              196,937
Long-term debt ..............................................          1,021,806            1,040,035
Other non-current liabilities ...............................             13,582               10,773
Minority interest ...........................................              2,512                3,559
Commitments and contingent liabilities (see Note 8) .........                 --                   --
Partners' capital (deficit) .................................           (485,054)            (459,846)
                                                                  --------------       --------------
Total liabilities and partners' capital (deficit) ...........     $      758,561       $      791,458
                                                                  ==============       ==============



                See accompanying notes to financial statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)




                                                     THREE MONTHS ENDED              NINE MONTHS ENDED
                                               ------------------------------- ------------------------------
                                                SEPTEMBER 30,   SEPTEMBER 29,   SEPTEMBER 30,   SEPTEMBER 29,
                                                     2001            2002            2001           2002
                                                     ----            ----            ----           ----
                                                                       (IN THOUSANDS)
Net sales ....................................    $231,235        $227,123        $713,932        $695,031
Cost of goods sold ...........................     191,287         184,852         597,375         563,391
Gross profit .................................      39,948          42,271         116,557         131,640
Selling, general, and administrative expenses       14,032          16,839          42,507          45,787
Impairment charges ...........................       1,391           4,266           5,088           4,266
Special charges and unusual items ............          --              --             147              --
                                                  --------        --------        --------        --------
Operating income .............................      24,525          21,166          68,815          81,587
Interest expense, net ........................      24,363          20,253          75,569          61,931
Other expense, net ...........................           8             221             443             176
Minority interest ............................         210             392             267           1,047
                                                  --------        --------        --------        --------
(Loss) income before income taxes ............         (56)            300          (7,464)         18,433
Income tax provision .........................         206           1,378             184           2,292
                                                  --------        --------        --------        --------
Net (loss) income ............................    $   (262)       $ (1,078)       $ (7,648)       $ 16,141
                                                  ========        ========        ========        ========



                See accompanying notes to financial statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY

       CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
                                  (UNAUDITED)



                                                                       NOTES AND
                                                                       INTEREST         ACCUMULATED
                                                     PARTNERS'      RECEIVABLE FOR         OTHER
                                                      CAPITAL          OWNERSHIP       COMPREHENSIVE
                                                     (DEFICIT)         INTERESTS       INCOME (LOSS)          TOTAL
                                                  --------------   ----------------   ---------------   ----------------
                                                                              (IN THOUSANDS)
Balance at January 1, 2001 ....................     $ (433,997)        $ (1,147)         $(29,235)         $(464,379)
 Net loss for the year ........................        (43,970)              --                --            (43,970)
 Cumulative effect of change in accounting
   for derivatives ............................             --                                392                392
 Changes in fair value of derivatives .........             --               --           (13,537)           (13,537)
 Additional minimum pension liability .........             --               --            (1,937)            (1,937)
 Cumulative translation adjustment ............             --               --           (10,383)           (10,383)
                                                                                                           ---------
 Comprehensive income (loss) ..................                                                              (69,435)
 Capital contribution .........................         50,000           (1,296)               --             48,704
 Recapitalization (unearned compensation
   expense) ...................................             56               --                --                 56
                                                    ----------         --------          --------          ---------
Balance at December 31, 2001 ..................       (427,911)          (2,443)          (54,700)          (485,054)
 Net income for the period ....................         16,141               --                --             16,141
 Changes in fair value of derivatives .........             --               --             4,520              4,520
 Additional minimum pension liability .........             --               --                (6)                (6)
 Cumulative translation adjustment ............             --               --             4,666              4,666
                                                                                                           ---------
 Comprehensive income .........................                                                               25,321
 Interest on notes receivable for ownership
   interests ..................................             --             (113)               --               (113)
                                                    ----------         --------          --------          ---------
Balance at September 29, 2002 .................     $ (411,770)        $ (2,556)         $(45,520)         $(459,846)
                                                    ==========         ========          ========          =========




                See accompanying notes to financial statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                                NINE MONTHS ENDED
                                                                         --------------------------------
                                                                          SEPTEMBER 30,     SEPTEMBER 29,
                                                                               2001             2002
                                                                               ----             ----
                                                                                  (IN THOUSANDS)
Operating activities:
 Net (loss) income ...................................................      $  (7,648)       $  16,141
 Adjustments to reconcile net (loss) income to net cash (used in)
   provided by operating activities:
   Depreciation and amortization .....................................         52,914           56,576
   Impairment charges ................................................          5,088            4,266
   Amortization of debt issuance fees ................................          3,475            3,429
   Accretion of Senior Discount Notes ................................         11,120           12,429
   Minority interest .................................................            267            1,047
   Equity in loss of joint venture ...................................            246               --
   Foreign currency transaction loss (gain) ..........................            210              (13)
   Interest receivable for ownership interests .......................             --             (113)
   Other non-cash Recapitalization expense ...........................             56               --
 Changes in operating assets and liabilities, net of acquisition/sales of businesses:
   Accounts receivable ...............................................         (7,349)         (15,765)
   Inventories .......................................................            207             (544)
   Prepaid expenses and other current assets .........................         (3,648)          (1,195)
   Other non-current assets and liabilities ..........................           (559)            (812)
   Accounts payable and accrued expenses .............................        (55,115)          (9,211)
                                                                            ---------        ---------
Net cash (used in) provided by operating activities ..................           (736)          66,235
Investing activities:
 Net purchases of property, plant and equipment ......................        (62,544)         (70,259)
 Loan to affiliate ...................................................         (2,606)              --
 Acquisition of/investment in business, net of cash acquired .........            453               --
 Net expenditures for sales of businesses ............................             --           (4,167)
 Other ...............................................................           (191)              --
                                                                            ---------        ---------
Net cash used in investing activities ................................        (64,888)         (74,426)
Financing activities:
 Net proceeds from issuance of long-term debt ........................         11,636            7,687
 Notes receivable for ownership interests ............................         (1,146)              --
 Capital contributions ...............................................         49,984               --
 Debt issuance fees and other ........................................            106               --
                                                                            ---------        ---------
Net cash provided by financing activities ............................         60,580            7,687
Effect of exchange rate changes ......................................           (393)             790
                                                                            ---------        ---------
(Decrease) increase in cash and cash equivalents .....................         (5,437)             286
Cash and cash equivalents at beginning of period .....................          9,844            9,032
                                                                            ---------        ---------
Cash and cash equivalents at end of period ...........................      $   4,407        $   9,318
                                                                            =========        =========



                See accompanying notes to financial statements.

                       GRAHAM PACKAGING HOLDINGS COMPANY

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                              SEPTEMBER 29, 2002



1. BASIS OF PRESENTATION


     The accompanying unaudited condensed consolidated financial statements of Graham Packaging Holdings Company ("Holdings"), a Pennsylvania limited partnership, have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete annual financial statements. In the opinion of management, all adjustments (consisting only of usual recurring adjustments considered necessary for a fair presentation) are reflected in the condensed consolidated financial statements. The condensed consolidated balance sheet as of December 31, 2001 is derived from audited financial statements. The condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2001. The results of operations for the nine months ended September 29, 2002 are not necessarily indicative of the results to be expected for the full year ending December 31, 2002.


     All entities and assets owned by Holdings are referred to collectively as the "Company." Graham Packaging Company, L.P. is referred to as the "Operating Company."

  Derivatives


     On January 1, 2001, in connection with the adoption of Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, the Company recorded $0.4 million in other comprehensive income ("OCI") as a cumulative transition adjustment for derivatives designated as cash flow hedges prior to adopting SFAS 133. The Company enters into interest rate swap agreements to hedge the exposure to increasing rates with respect to its Existing Senior Credit Agreement (as hereinafter defined). Upon adoption of SFAS 133, these interest rate swaps have been properly designated, documented and accounted for as cash flow hedges. The effective portion of the change in the fair value of the interest rate swaps is recorded in OCI and was an unrealized gain of $4.5 million for the nine months ended September 29, 2002. 100% of the amount recorded within OCI is expected to be recognized as interest expense in the next twelve months. Failure to properly document the Company's interest rate swaps as cash flow hedges would result in income statement recognition of all or part of the cumulative $8.6 million unrealized loss recorded in OCI as of September 29, 2002.


  Goodwill and Other Intangible Assets


     On January 1, 2002, SFAS 142, "Goodwill and Other Intangible Assets," was adopted by the Company. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. The Company has completed the transitional goodwill impairment test as of January 1, 2002 and determined that there was no impairment loss to be recognized upon adoption of SFAS 142. See Note 13.


  Long Lived Assets

     On January 1, 2002, SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Company. SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company has determined that there was no impact on the consolidated financial position or results of operations as a result of the adoption of SFAS 144.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)
                              SEPTEMBER 29, 2002

  Reclassifications


     Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

New Accounting Pronouncements Not Yet Adopted

     On April 30, 2002, SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was approved by the Financial Accounting Standards Board ("FASB"). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion 30. The Company is required to implement SFAS 145 on January 1, 2003 and does not believe that adoption of SFAS 145 will have a significant impact on its results of operations or financial position.

     On July 30, 2002, SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued by the FASB. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe that adoption of SFAS 146 will have a significant impact on the results of operations or financial position.


2. DEBT ARRANGEMENTS

     Long-term debt consisted of the following:


                                                DECEMBER 31,   SEPTEMBER 29,
                                                    2001           2002
                                               -------------- --------------
                                                      (IN THOUSANDS)
Term loans .................................     $  526,950     $  514,475
Revolving loans ............................        125,000        150,000
Revolving credit facilities ................          5,111          2,251
Senior Subordinated Notes ..................        225,000        225,000
Senior Discount Notes ......................        151,638        164,067
Capital leases .............................         16,041         14,732
Other. .....................................          2,651          1,901
                                                 ----------     ----------
                                                  1,052,391      1,072,426
Less amounts classified as current .........         30,585         32,391
                                                 ----------     ----------
                                                 $1,021,806     $1,040,035
                                                 ==========     ==========



     On February 2, 1998 the Company refinanced the majority of its existing credit facilities in connection with the Recapitalization and entered into a senior credit agreement (the "Existing Senior Credit Agreement") with a consortium of banks. The Existing Senior Credit Agreement was amended on August 13, 1998 and on March 30, 2000 (the "Amendments"). The Existing Senior Credit Agreement and the Amendments consist of four term loans to the Operating Company with initial term loan commitments totaling $570.0 million (the "Term Loans" or "Term Loan Facilities"), a $155.0 million revolving credit facility (the "Revolving Credit Facility") and a $100.0 million growth capital revolving credit facility (the "Growth Capital Revolving Credit Facility" and, together with the Revolving Credit Facility, the "Revolving Credit Loans"). The unused availability of the revolving

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)
                              SEPTEMBER 29, 2002


credit facilities under the Existing Senior Credit Agreement and the Amendments at September 29, 2002 was $100.5 million. The Existing Senior Credit Agreement and Amendments contain certain affirmative and negative covenants as to the operations and financial condition of the Company, as well as certain restrictions on the payment of dividends and other distributions to Holdings. On September 29, 2002 the Company was in compliance with all covenants.

     Interest paid during the nine months ended September 30, 2001 and September 29, 2002, net of amounts capitalized, totaled $68.2 million and $52.1 million, respectively.


3. INVENTORIES

     Inventories consisted of the following:


                                        DECEMBER 31,     SEPTEMBER 29,
                                            2001             2002
                                       --------------   --------------
                                               (IN THOUSANDS)
   Finished goods ..................       $43,403          $40,652
   Raw materials and parts .........        17,073           17,704
                                           -------          -------
                                           $60,476          $58,356
                                           =======          =======



4. IMPAIRMENT CHARGES

     In 2001, due to operating losses and cash flow deficits experienced in the Company's Argentine operations and the loss or reduction of business in Argentina, and the loss or reduction of business at the Sovico, Italy plant, the Company evaluated the recoverability of its long-lived assets in these locations. The Company determined that the expected future undiscounted cash flows were below the carrying value of its long-lived assets. Accordingly, the Company adjusted the carrying values of these long-lived assets to their estimated fair values, resulting in impairment charges of $3.7 million related to the Argentine operations, which includes $3.1 million of goodwill associated with these assets, and $1.4 million related to the Sovico, Italy plant. These impairment charges totaled $1.4 million and $5.1 million for the three and nine months ended September 30, 2001, respectively.

     Due to the Company's commitment to a plan to sell its operations in Germany, the Company evaluated the recoverability of its assets in Germany. For these assets to be disposed of, the Company adjusted the carrying values of these assets in Germany to the lower of their carrying values or their estimated fair values less costs to sell, resulting in an impairment charge of $4.3 million for both the three and nine months ended September 29, 2002.


5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES


     Accounts payable and accrued expenses included the following:



                                                           DECEMBER 31,     SEPTEMBER 29,
                                                               2001             2002
                                                          --------------   --------------
                                                                  (IN THOUSANDS)
   Accounts payable. ..................................      $ 95,749         $ 86,487
   Accrued employee compensation and benefits .........        23,930           23,236
   Accrued interest ...................................        12,361            6,541
   Other ..............................................        43,090           48,282
                                                             --------         --------
                                                             $175,130         $164,546
                                                             ========         ========



     For the year ended December 31, 2001, the Company incurred costs of employee termination benefits in Burlington, Canada of $0.9 million, which included the legal liability of severing 139

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)
                              SEPTEMBER 29, 2002


employees, and in Bad Bevensen, Germany of $0.6 million, which included the legal liability of severing 22 employees. The Company terminated 9 of these employees as of December 31, 2001. The remaining 152 employees were terminated during the nine months ended September 29, 2002. For the nine months ended September 29, 2002, the Company incurred costs of employee termination benefits in the United Kingdom of $1.7 million, which included the legal liability of severing 67 employees, and in Blyes, France of $1.6 million, which included the legal liability of severing 20 employees, all of which were terminated during the nine months ended September 29, 2002. Approximately half of the cash payments for these termination benefits are expected to be made by December 31, 2002 with the remaining amount expected to be paid by June 30, 2003. The following table reflects a rollforward of the reorganization costs, primarily included in accrued employee compensation and benefits (in thousands):




                                              EUROPE &
                                               NORTH
                                              AMERICA      BURLINGTON,      UNITED       GERMANY       FRANCE
                                             REDUCTION        CANADA        KINGDOM     REDUCTION     REDUCTION
                                              IN FORCE       SHUTDOWN      SHUTDOWN      IN FORCE     IN FORCE       TOTAL
                                            -----------   -------------   ----------   -----------   ----------   -----------
Reserves at December 31, 2001 ...........     $  407         $  895       $   --         $  564        $   --      $  1,866
(Decrease)/increase in reserves .........       (185)            29        1,706            (46)        1,594         3,098
Cash payments ...........................       (122)          (877)      (1,629)          (518)          (15)       (3,161)
                                              ------         ------       ------         ------        ------      --------
Reserves at September 29, 2002 ..........     $  100         $   47       $   77         $   --        $1,579      $  1,803
                                              ======         ======       ======         ======        ======      ========



6. INCOME TAXES


     The Company does not pay United States federal income taxes under the provisions of the Internal Revenue Code, as the applicable income or loss is included in the tax returns of the partners. For the Company's foreign operations subject to tax in their local jurisdictions, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. During 2001 and 2002, some of the Company's various taxable entities incurred additional net operating losses for which no carryforward benefit has been recognized.


7. ACQUISITIONS


  Investment in Limited Partnership of PlasPET Florida, Ltd.

     On April 26, 1999 the Company acquired 51% of the operating assets of PlasPET Florida, Ltd., while becoming the general partner on July 6, 1999, and on October 9, 2001 acquired the remaining 49%, for a total purchase price (including acquisition-related costs) of $3.3 million, net of liabilities assumed. The investment was accounted for under the equity method of accounting prior to July 6, 1999. The original acquisition was recorded on July 6, 1999 under the purchase method of accounting and, accordingly, the results of operations of the acquired operations are consolidated in the financial statements of the Company beginning on July 6, 1999. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values. The allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)
                              SEPTEMBER 29, 2002

      Current assets ........................    $   479
      Property, plant and equipment .........      4,689
      Other assets ..........................      1,052
      Goodwill ..............................      4,032
                                                 -------
      Total .................................     10,252
      Less liabilities assumed ..............      6,906
                                                 -------
      Net cost of acquisition ...............    $ 3,346
                                                 =======


  Purchase of additional 1% interest in Masko Graham Joint Venture

     On March 30, 2001 the Company acquired an additional 1% interest in Masko Graham Joint Venture ("Masko Graham") for a total interest of 51%. The total purchase price (including acquisition-related costs) for the entire 51% interest in the operating assets was $1.4 million, net of liabilities assumed. The investment was accounted for under the equity method of accounting prior to March 30, 2001. The acquisition was recorded on March 30, 2001 under the purchase method of accounting and, accordingly, the results of operations of Masko Graham are consolidated in the financial statements of the Company beginning on March 30, 2001. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values. The allocated fair value of assets acquired and liabilities assumed is summarized as follows (in thousands):


      Current assets ........................    $ 3,743
      Property, plant and equipment .........      8,210
      Goodwill ..............................        954
                                                 -------
      Total .................................     12,907
      Less liabilities assumed ..............     11,474
                                                 -------
      Net cost of acquisition ...............    $ 1,433
                                                 =======


 Pro Forma Information


     The following table sets forth unaudited pro forma results of operations, assuming that all of the above acquisitions had taken place on January 1, 2001.



                      THREE MONTHS ENDED    NINE MONTHS ENDED
                      SEPTEMBER 30, 2001    SEPTEMBER 30, 2001
                     --------------------  -------------------
                                  (IN THOUSANDS)
Net Sales ..........       $231,235             $716,646
Net (loss) .........           (306)              (7,775)



     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combinations been in effect on January 1, 2001, or of future results of operations of the combined entities.


8. RENT EXPENSE

     The Company was a party to various leases involving real property and equipment during the nine months ended September 30, 2001 and September 29, 2002. Total rent expense for operating leases amounted to $5.6 million and $16.3 million for the three and nine months ended September 30, 2001, respectively, and $5.6 million and $16.9 million for the three and nine months ended September 29, 2002, respectively.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)

                              SEPTEMBER 29, 2002

9. CONTINGENCIES


     The Company is party to various litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Company with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of such matters, experience to date and discussions with counsel, that such ultimate liability will not be material to the business, financial condition or results of operations of the Company.


     On July 9, 2002, the Company and Graham Engineering amended its Equipment Sales, Services and License Agreement to, among other things, (i) limit the Company's existing rights in exchange for a perpetual license in the event Graham Engineering proposes to sell its rotary extrusion blow molding equipment business or assets to certain of the Company's significant competitors; (ii) clarify that the Company's exclusivity rights under the Equipment Sales, Services and License Agreement do not apply to certain new generations of Graham Engineering equipment; (iii) provide Graham Engineering certain recourse in the event the Company decides to buy certain high output extrusion blow molding equipment from any supplier other than Graham Engineering; and (iv) obligate the Company retroactive to January 1, 2002 and subject to certain credits and carryforwards, to make payments for products and services to Graham Engineering in the amount of at least $12.0 million per calendar year, or else to pay to Graham Engineering a shortfall payment. As of September 29, 2002 the minimum purchase commitment for 2002 has been met.

10. CONDENSED OPERATING COMPANY DATA

     Condensed financial data for the Operating Company as of December 31, 2001 and September 29, 2002 was as follows:



                                            DECEMBER 31,   SEPTEMBER 29,
                                                2001           2002
                                           -------------- --------------
                                                  (IN THOUSANDS)
   Current assets ......................     $  180,737     $  195,172
   Non-current assets ..................        580,749        599,567
   Total assets ........................        761,486        794,739
   Current liabilities .................        205,715        196,937
   Non-current liabilities .............        886,261        890,300
   Partners' capital (deficit) .........       (330,490)      (292,498)




     Condensed financial data for the Operating Company for the three and nine months ended September 30, 2001 and September 29, 2002 was as follows:



                                   THREE MONTHS ENDED                 NINE MONTHS ENDED
                            ---------------------------------   ------------------------------
                             SEPTEMBER 30,     SEPTEMBER 29,     SEPTEMBER 30,   SEPTEMBER 29,
                                  2001              2002              2001           2002
                            ---------------   ---------------   --------------- --------------
                                                      (IN THOUSANDS)
   Net sales ............       $231,235          $227,123          $713,932       $695,031
   Gross profit .........         39,948            42,271           116,557        131,640
   Net income ...........          3,700             3,319             3,792         28,925



     Full separate financial statements and other disclosures of the Operating Company have not been presented. Management has determined that such financial information is not material to investors.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)
                              SEPTEMBER 29, 2002


11. COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) for the three and nine months ended September 30, 2001 and September 29, 2002 was as follows:



                                                       THREE MONTHS ENDED              NINE MONTHS ENDED
                                                 ------------------------------- ------------------------------
                                                  SEPTEMBER 30,   SEPTEMBER 29,   SEPTEMBER 30,   SEPTEMBER 29,
                                                       2001            2002            2001           2002
                                                       ----            ----            ----           ----
                                                         (IN THOUSANDS)
Net (loss) income ............................      $   (262)       $ (1,078)       $  (7,648)      $16,141
Cumulative effect of change in accounting for
  derivatives ................................            --              --              392           --
Changes in fair value of derivatives .........        (8,277)            325          (14,697)       4,520
Additional minimum pension liability .........            --              29               --             (6)
Cumulative translation adjustment ............         4,576          (4,616)          (8,834)       4,666
                                                    --------        --------        ---------       --------
Comprehensive income (loss) ..................      $ (3,963)       $ (5,340)       $ (30,787)      $25,321
                                                    ========        ========        =========       ========



12. SEGMENT INFORMATION

     The Company is organized and managed on a geographical basis in three operating segments: North America, which includes the United States, Canada and Mexico, Europe and South America. Segment information for the three and nine months ended September 30, 2001 and September 29, 2002, representing the reportable segments currently utilized by the chief decision maker, was as follows (in thousands):



                                                                    NORTH                  SOUTH
                                                                   AMERICA     EUROPE     AMERICA    ELIMINATIONS     TOTAL
                                                                 ----------- ---------- ----------- -------------- -----------
                                                                                                          (B)
Net sales(a) ........... Three months ended September 30, 2001    $187,163    $ 37,571   $  6,501                   $231,235
                         Three months ended September 29, 2002     187,746      33,754      5,623                    227,123
                         Nine months ended September 30, 2001      575,835     118,554     19,543                    713,932
                         Nine months ended September 29, 2002      570,661     106,787     17,583                    695,031
Special charges and      Three months ended September 30, 2001          --          --         --                         --
 unusual items ......... Three months ended September 29, 2002          --          --         --                         --
                         Nine months ended September 30, 2001          147          --         --                        147
                         Nine months ended September 29, 2002           --          --         --                         --
Operating income         Three months ended September 30, 2001      26,692      (2,152)       (15)                    24,525
 (loss) ................ Three months ended September 29, 2002      26,981      (6,452)       637                     21,166
                         Nine months ended September 30, 2001       79,139      (6,780)    (3,544)                    68,815
                         Nine months ended September 29, 2002       87,578      (7,885)     1,894                     81,587
Depreciation and         Three months ended September 30, 2001      14,972       2,451        651                     18,074
amortization ........... Three months ended September 29, 2002      16,771       5,611        366                     22,748
                         Nine months ended September 30, 2001       45,320       8,839      2,230                     56,389
                         Nine months ended September 29, 2002       49,779       8,871      1,355                     60,005
Impairment charges ..... Three months ended September 30, 2001          --       1,391         --                      1,391
                         Three months ended September 29, 2002          --       4,266         --                      4,266
                         Nine months ended September 30, 2001           --       1,391      3,697                      5,088
                         Nine months ended September 29, 2002           --       4,266         --                      4,266

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)
                              SEPTEMBER 29, 2002



                                                                      NORTH                 SOUTH
                                                                     AMERICA     EUROPE    AMERICA   ELIMINATIONS    TOTAL
                                                                   ----------- ---------- --------- -------------- ---------
                                                                                                          (b)
Interest expense, net .... Three months ended September 30, 2001      23,892        465         6                    24,363
                           Three months ended September 29, 2002      20,031        108       114                    20,253
                           Nine months ended September 30, 2001       74,314        962       293                    75,569
                           Nine months ended September 29, 2002       60,576      1,092       263                    61,931
Income tax (benefit)       Three months ended September 30, 2001        (186)       138       254                       206
 provision ............... Three months ended September 29, 2002          11      1,140       227                     1,378
                           Nine months ended September 30, 2001         (302)       179       307                       184
                           Nine months ended September 29, 2002         (375)     2,044       623                     2,292
Identifiable assets (a) .. As of December 31, 2001                   842,888    144,106    27,935      (256,368)    758,561
                           As of September 29, 2002                  895,319    143,841    17,155      (264,857)    791,458
Capital expenditures,      Nine months ended September 30, 2001       43,344     18,215       985                    62,544
 excluding acquisitions .. Nine months ended September 29, 2002       63,616      5,366     1,304           (27)     70,259



(a) The Company's net sales for Europe include sales in France which totaled approximately $21.1 million and $17.5 million for the three months ended September 30, 2001 and September 29, 2002, respectively, and $74.2 million and $57.0 million for the nine months ended September 30, 2001 and September 29, 2002, respectively. Identifiable assets in France totaled approximately $82.8 million and $87.7 million as of December 31, 2001 and September 29, 2002, respectively.

(b) To eliminate intercompany balances, which include investments in the operating segments and inter-segment receivables and payables.

  Product Net Sales Information

     The following is supplemental information on net sales by product category (in millions):



                                               THREE MONTHS ENDED                  NINE MONTHS ENDED
                                        ---------------------------------   --------------------------------
                                         SEPTEMBER 30,     SEPTEMBER 29,     SEPTEMBER 30,     SEPTEMBER 29,
                                              2001              2002              2001             2002
                                              ----              ----              ----             ----
Food and Beverage ...................      $  128.0          $  128.5          $  398.0          $  397.9
Household and Personal Care .........          51.8              47.3             158.5             143.1
Automotive Lubricants ...............          51.4              51.3             157.4             154.0
                                           --------          --------          --------          --------
Total Net Sales .....................      $  231.2          $  227.1          $  713.9          $  695.0
                                           ========          ========          ========          ========



13. GOODWILL


     Effective January 1, 2002 the Company adopted SFAS 142. Therefore, the Company has ceased to amortize goodwill beginning January 1, 2002.


     SFAS 142 provides that prior year's results should not be restated. The following table presents the Company's operating results for the three and nine months ended September 30, 2001 reflecting the exclusion of goodwill amortization expense in fiscal 2001.

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)
                              SEPTEMBER 29, 2002



                                  THREE MONTHS ENDED    NINE MONTHS ENDED
                                  SEPTEMBER 30, 2001    SEPTEMBER 30, 2001
                                 --------------------  -------------------
                                              (IN THOUSANDS)
Net (loss) as reported .........        $ (262)             $ (7,648)
Goodwill amortization ..........           229                   788
                                        ------              --------
As adjusted ....................        $  (33)             $ (6,860)
                                        ======              ========



14.  SUBSEQUENT EVENT -- EQUITY OFFERING AND CONCURRENT TRANSACTIONS

     The company currently is pursuing an initial public offering, which is expected to be completed during 2003. In connection with this contemplated public offering, the Company will effect a reorganization in which our wholly owned subsidiary, GPC Capital Corp. II, will:


     o exchange shares of its newly issued common stock for all of the general and limited partnership interests of Holdings,

     o exchange options to purchase shares of its common stock for all of the options of Holdings, and on the same economic terms and conditions as the Holdings options,

     o   change its name to Graham Packaging Company Inc.

     As a result of these transactions, Graham Packaging Company Inc. will be the parent company of the Graham Packaging Group.


     As a result of the reorganization, the Company will recognize net deferred income tax assets for the difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference will be accounted for by recording a deferred tax asset of approximately $232.3 million (net of a valuation allowance of $38.6 million), primarily resulting from the 1998 Recapitalization and the tax benefit of net operating losses incurred in the interim, with a corresponding credit to additional paid in capital, a deferred tax asset of approximately $4.3 million related to interest rate swaps and additional pension liability that the company will record as a reduction in our accumulated other comprehensive loss, offset, in part, by a deferred tax liability of approximately $43.1 million with a corresponding one-time charge to earnings.


     As a result of the anticipated reorganization, the Group's taxable income will be subject to federal and state income taxes. The objective of the pro forma financial information is to show what the significant effects on the historical results of operations might have been had the Group been subject to federal and state income taxes at the effective tax rates that would have applied for all periods. The pro forma effect of the reorganization on income tax provision and net income (loss) is as follows:



                                                 THREE MONTHS ENDED              NINE MONTHS ENDED
                                           ------------------------------- ------------------------------
                                            SEPTEMBER 30,   SEPTEMBER 29,   SEPTEMBER 30,   SEPTEMBER 29,
                                                 2001            2002            2001           2002
                                           --------------- --------------- --------------- --------------
                                                                   (IN THOUSANDS)
Pro forma income tax provision .........       $  481         $  4,583        $  1,008         $14,661
Pro forma net income (loss) ............         (537)          (4,283)         (8,472)          3,772



     Concurrent with the initial public offering, the Operating Company will enter into a new senior credit agreement, which will replace the Existing Senior Credit Agreement and will consist of a $660.0 million term loan facility and a $150.0 million revolving credit facility to fund ongoing working capital requirements and general corporate purposes following the consummation of the initial public offering. Borrowings under the term loan facilities will be used, along with the remaining proceeds

                       GRAHAM PACKAGING HOLDINGS COMPANY

                                  (UNAUDITED)
                              SEPTEMBER 29, 2002


from this initial public offering not used to redeem senior discount notes to repay all of the borrowings under our existing senior credit agreement. As of September 29, 2002, there were $664.5 million of term and revolving loans and $2.0 million of accrued interest outstanding under the Existing Senior Credit Agreement.

     The Company intends to redeem all $169.0 million aggregate principal amount at maturity of the Senior Discount Notes. The Company has the right to redeem any remaining Senior Discount Notes beginning on January 15, 2003 for 105.375% of their principal amount. The Company intends to elect to redeem the senior discount notes 30 days after the consummation of the initial public offering. The Company will use proceeds from the initial public offering to fund the redemption price of the Senior Discount Notes and pay associated premiums.

15. EARNINGS (LOSS) PER SHARE

     The Company is in the process of completing a reorganization and an initial public offering. The anticipated exchange of common stock for general and limited partnership units is at an exchange ratio of 1,663.23 shares per partnership unit.

     Upon completion of the reorganization 22,250,000 shares of common stock will be outstanding; a maximum of 883,177 shares of common stock will be subject to options; and no shares of preferred stock will be outstanding.

     Earnings per share is calculated in accordance with FASB Statement No. 128 and requires two presentations of earnings per share -- "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. This computation assumes a fair value of $17.50 per share and an exercise price of $15.51 per share. The following table sets forth the computation of pro forma basic and diluted earnings (loss) per share for the nine months ended September 29, 2002 (in thousands, except per share data):



                                                                            NINE MONTHS ENDED
                                                                            SEPTEMBER 29, 2002
                                                                           -------------------
      Net income as reported .............................................      $ 16,141
      Pro forma income tax adjustment ....................................        12,369
                                                                                --------
      Pro forma net income ...............................................      $  3,772
                                                                                ========
      Pro forma weighted average number of common shares (basic) .........        22,250
      Dilutive stock options .............................................            95
                                                                                --------
      Pro forma weighted average number of common shares (diluted) .......        22,345
                                                                                ========
      Pro forma earnings per share:
       Basic .............................................................      $   0.17
       Diluted ...........................................................          0.17

================================================================================

WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED.


                               TABLE OF CONTENTS


Prospectus Summary ..................................................        1
Risk Factors ........................................................       10
Cautionary Notice Regarding
   Forward-Looking Statements .......................................       15
The IPO Reorganization ..............................................       16
The Concurrent Transactions .........................................       18
Use of Proceeds .....................................................       19
Dividend Policy .....................................................       20
Dilution ............................................................       20
Capitalization ......................................................       21
Unaudited Pro Forma Financial
   Information ......................................................       22
Selected Financial Data .............................................       29
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations .......................................................       32
Business ............................................................       47
Management ..........................................................       60
Related Party Transactions ..........................................       71
Description of Our Indebtedness .....................................       73
Principal Stockholders ..............................................       76
Description of Capital Stock ........................................       77
Shares Eligible for Future Sale .....................................       81
Material United States Federal Tax
   Consequences to Non-U.S. Holders .................................       83
Underwriting ........................................................       85
Legal Matters .......................................................       88
Experts .............................................................       88
Additional Information ..............................................       88
Index to Financial Statements .......................................      F-1



                        [GRAHAM PACKAGING COMPANY LOGO]



                               13,000,000 SHARES


                                  COMMON STOCK



DEUTSCHE BANK SECURITIES
SALOMON SMITH BARNEY


GOLDMAN, SACHS & CO.
LEHMAN BROTHERS
MORGAN STANLEY


                           --------------------------
                                   PROSPECTUS
                           --------------------------

                                         , 2003


================================================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the registration of the shares of common stock are estimated as follows:


    Securities and Exchange Commission registration fee .........    $   26,132
    NASD filing fee .............................................        30,500
    New York Stock Exchange listing fee .........................       150,000
    Printing and engraving costs ................................       480,000
    Legal fees and expenses .....................................       750,000
    Accounting fees and expenses ................................       500,000
    Miscellaneous ...............................................        63,050
                                                                     ----------
                                                                     $2,000,000
                                                                     ==========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacity with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware General Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     Article IV of the registrant's Amended and Restated By-Laws requires indemnification to the fullest extent permitted by Delaware law. The registrant has also obtained officers' and directors' liability insurance that insures against liabilities that officers and directors of the registrant, in such capacities, may incur. The registrant's amended and restated certificate of incorporation requires the advancement of expenses incurred by officers or directors in relation to any action, suit or proceeding.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (certain illegal distributions) or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. Article Seventh of the registrant's Amended and Restated Certificate of Incorporation includes such a provision.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a)  The following Financial Statement Schedules are included herein:

        Schedule I -- Registrant's Condensed Financial Statements

        Schedule II -- Valuation and Qualifying Accounts

        All other schedules are not submitted because they are not applicable or not required or because the required information is included in the financial statements or the notes thereto.

   (b) The following exhibits are filed herewith or incorporated herein by reference:





  EXHIBIT
  NUMBER      DESCRIPTION OF EXHIBIT
  ------      ----------------------
  1.1**       Form of Underwriting Agreement

  3.1**       Form of Amended and Restated Certificate of Incorporation of
              Graham Packaging Company Inc.

  3.2**       Form of Amended and Restated By-Laws of Graham Packaging Company
              Inc.

  4.1**       Specimen of stock certificate representing Graham Packaging
              Company Inc.'s Common Stock, $.01 par value

  5.1**       Opinion of Simpson Thacher & Bartlett

 10.1         Credit Agreement dated as of February 2, 1998 among Graham
              Packaging Holdings Company, Graham Packaging Company, L.P., GPC
              Capital Corp. I, the lending institutions identified in the Credit
              Agreement and the agents identified in the Credit Agreement
              (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

 10.2         First Amendment to Credit Agreement dated as of August 13, 1998
              (incorporated herein by reference to Exhibit 10.12 to the Annual
              Report on Form 10-K for the fiscal year ended December 31, 1998
              (File No. 333-53603-03)).

 10.3         Second Amendment to Credit Agreement dated as of March 30, 2000
              (incorporated by reference to Exhibit 10.13 to Current Report on Form 8-K, filed April 28, 2000)

 10.4         Indenture dated as of February 2, 1998 among Graham Packaging
              Company, L.P. and GPC Capital Corp. I and Graham Packaging
              Holdings Company, as guarantor, and United States Trust Company of
              New York, as Trustee, relating to the Senior Subordinated Notes
              Due 2008 of Graham Packaging Company, L.P. and GPC Capital Corp.
              I, unconditionally guaranteed by Graham Packaging Holdings Company
              (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

 10.5         Indenture dated as of February 2, 1998 among Graham Packaging
              Holdings Company and GPC Capital Corp. II and The Bank of New
              York, as Trustee, relating to the Senior Discount Notes Due 2009 of Graham Packaging Holdings Company and GPC Capital Corp. II
              (incorporated herein by reference to Exhibit 4.7 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

 10.6         Consulting Agreement dated as of February 2, 1998 between Graham
              Packaging Holdings Company and Graham Capital Corporation
              (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

 EXHIBIT
 NUMBER     DESCRIPTION OF EXHIBIT
 ------     ----------------------
  10.7      Equipment Sales, Service and License Agreement dated February 2,
            1998 between Graham Engineering Corporation and Graham Packaging
            Holdings Company (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

  10.8 Forms of Retention Incentive Agreement (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-4
            (File No. 333-53603-03)).

  10.9 Forms of Severance Agreement (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 (File No.
            333-53603-03)).

  10.10     Registration Rights Agreement by and among Graham Packaging Company,
            L.P., GPC Capital Corp. II, Graham Capital Corporation, Graham
            Family Growth Partnership, BCP/Graham Holdings L.L.C., BMP/Graham
            Holdings Corporation and the other parties named therein
            (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

  10.11     Monitoring Agreement dated as of February 2, 1998 among Graham
            Packaging Holdings Company, Graham Packaging Company, L.P. and
            Blackstone (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

  10.12 Management Stockholders Agreement (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-4 (File No.
            333-53603-03)).

  10.13 Form of Equity Incentive Agreement (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-4 (File No.
            333-53603-03)).

  10.14     Stockholders' Agreement dated as of February 2, 1998 among
            Blackstone Capital Partners III Merchant Banking Fund L.P.,
            Blackstone Offshore Capital Partners III L.P., Blackstone Family
            Investment Partnership III, L.P., BMP/Graham Holdings Corporation,
            Graham Packaging Holdings Company, GPC Capital Corp. II and BT
            Investment Partners, Inc. (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-4 (File No.
            333-53603-03)).

  10.15     Graham Packaging Holdings Company Management Option Plan
            (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

  10.16*    Form of Employment Agreement dated as of June 27, 2002, between
            Graham Packaging Holdings Company and Philip R. Yates.

  10.17*    Form of Employment Agreement dated as of June 27, 2002, between
            Graham Packaging Holdings Company and Roger M. Prevot.

  10.18*    Form of Employment Agreement dated as of June 27, 2002, between
            Graham Packaging Holdings Company and John E. Hamilton.

  10.19*    Form of Employment Agreement dated as of June 27, 2002, between
            Graham Packaging Holdings Company and G. Robinson Beeson.

  10.20*    Form of Employment Agreement dated as of June 27, 2002, between
            Graham Packaging Holdings Company and Scott G. Booth.

 EXHIBIT
  NUMBER      DESCRIPTION OF EXHIBIT
  ------      ----------------------
   10.21*     Form of 2002 Graham Packaging Company Inc. Stock Incentive Plan.

   10.22**    Form of Credit Agreement among Graham Packaging Company Inc.,
              Graham Packaging Company, L.P., GPC Capital Corp. I, the lending institutions identified in the Credit Agreement and the agents identified in the Credit Agreement.

   21.1*      Subsidiaries of Graham Packaging Company Inc.

   23.1       Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1)

   23.2       Consent of Deloitte & Touche LLP, Independent Auditors.

   23.3       Consent of Howard A. Lipson.

   23.4       Consent of Charles C. Kiernan.

   23.5       Consent of Gary G. Michael.

   24.1*      Power of Attorney



----------
*     Previously filed.

**    To be filed by amendment.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed by the undersigned, thereunto duly authorized, in York, Pennsylvania, on January 14, 2003.



                                        GPC Capital Corp. II


                                        By: /s/ John E. Hamilton
                                            -----------------------------------
                                            Name: John E. Hamilton
                                            Title:  Vice President



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in their capacities on the 14th day of January, 2003.



            SIGNATURE                                       TITLE
            ---------                                       -----


                * President, Treasurer and Assistant Secretary ------------------------------- and Director (Principal Executive Officer)
         Philip R. Yates


       /s/ John E. Hamilton        Vice President, Secretary and Assistant
  -------------------------------  Treasurer and Director (Principal Financial
         John E. Hamilton          Officer and Principal Accounting Officer)


                *                  Director
  -------------------------------
           Chinh E. Chu


                *                  Director
  -------------------------------
        David A. Stonehill


* By:     /s/ John E. Hamilton
      ----------------------------
           Attorney-in-fact

                                                                     SCHEDULE I


                       GRAHAM PACKAGING HOLDINGS COMPANY
                  REGISTRANT'S CONDENSED FINANCIAL STATEMENTS
                                (IN THOUSANDS)


BALANCE SHEET                                                                     DECEMBER 31, 2000     DECEMBER 31, 2001
-------------                                                                     -----------------     -----------------
Assets:
Current assets .............................................................        $       --            $       --
Intangible assets, net .....................................................             4,494                 4,068
                                                                                    ----------            ----------
   Total assets ............................................................        $    4,494            $    4,068
                                                                                    ==========            ==========
Liabilities and partners' capital:
Current liabilities ........................................................        $    6,993            $    6,993
Long-term debt .............................................................           136,680               151,639
Investment in subsidiary ...................................................           325,200               330,490
                                                                                    ----------            ----------
   Total liabilities .......................................................           468,873               489,122
Partners' capital ..........................................................          (464,379)             (485,054)
                                                                                    ----------            ----------
   Total liabilities and partners' capital .................................        $    4,494            $    4,068
                                                                                    ==========            ==========



                                                              YEAR ENDED              YEAR ENDED            YEAR ENDED
STATEMENTS OF OPERATIONS                                   DECEMBER 31, 1999      DECEMBER 31, 2000     DECEMBER 31, 2001
------------------------                                   -----------------      -----------------     -----------------
Equity in earnings (loss) of subsidiaries ................     $ 13,825               $(31,650)             $(28,585)
Interest expense .........................................      (12,565)               (13,971)              (15,385)
Other ....................................................           (5)                   (16)                   --
                                                               --------               --------              --------
Net income (loss) ........................................     $  1,255               $(45,637)             $(43,970)
                                                               ========               ========              ========


                                                              YEAR ENDED              YEAR ENDED            YEAR ENDED
STATEMENTS OF CASH FLOWS                                   DECEMBER 31, 1999      DECEMBER 31, 2000     DECEMBER 31, 2001
------------------------                                   -----------------      -----------------     -----------------
Operating activities:
Net income (loss) ........................................     $  1,255               $(45,637)             $(43,970)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
 Amortization of debt issuance costs .....................          170                    383                   426
 Accretion of senior discount notes ......................       12,395                 13,588                14,959
 Changes in current liabilities ..........................            5                     16                    --
 Equity in (earnings) loss of subsidiaries ...............      (13,825)                31,650                28,585
                                                               --------               --------              --------
 Net cash provided by operating activities ...............           --                     --                    --
Investing activities:
 Investments in a Business ...............................           --                (50,000)              (50,000)
                                                               --------               --------              --------
 Net cash used in investing activities ...................           --                (50,000)              (50,000)
                                                               --------               --------              --------
Financing activities:
 Capital contributions ...................................           --                 50,000                50,000
                                                               --------               --------              --------
 Net cash provided by financing activities ...............           --                 50,000                50,000
Increase in cash and cash equivalents ....................           --                     --                    --
Cash and cash equivalents at beginning of period .........           --                     --                    --
                                                               --------               --------              --------
Cash and cash equivalents at end of period ...............           --                     --                    --
                                                               ========               ========              ========
Supplemental cash flow information:
 Cash paid for interest ..................................     $     --               $     --              $     --


----------
See footnotes to consolidated financial statements of Graham Packaging Holdings Company.

                                                                    SCHEDULE II


                       GRAHAM PACKAGING HOLDINGS COMPANY
                       VALUATION AND QUALIFYING ACCOUNTS
                                (IN THOUSANDS)


                                             BALANCE AT
                                             BEGINNING                                                BALANCE AT
                                              OF YEAR      ADDITIONS     DEDUCTIONS     OTHER (1)     END OF YEAR
                                              -------      ---------     ----------     ---------     -----------
YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts .........      $1,435        $  420        $   97          $33          $1,791
Allowance for inventory losses ..........       1,447           297           461           --           1,283
YEAR ENDED DECEMBER 31, 2000
Allowance for doubtful accounts .........      $1,791        $  319        $  942          $--          $1,168
Allowance for inventory losses ..........       1,283         1,127         1,124           --           1,286
YEAR ENDED DECEMBER 31, 2001
Allowance for doubtful accounts .........      $1,168        $2,128        $  916          $23          $2,403
Allowance for inventory losses ..........       1,286         2,507         1,208           --           2,585

----------
(1) Represents allowance attributable to entities acquired during 1999 and 2001.

                                  EXHIBIT INDEX



 EXHIBIT
 NUMBER        DESCRIPTION OF EXHIBIT
 ------        ----------------------
 1.1**         Form of Underwriting Agreement

 3.1**         Form of Amended and Restated Certificate of Incorporation of
               Graham Packaging Company Inc.

 3.2**         Form of Amended and Restated By-Laws of Graham Packaging Company
               Inc.

 4.1**         Specimen of stock certificate representing Graham Packaging
               Company Inc.'s Common Stock, $.01 par value

 5.1**         Opinion of Simpson Thacher & Bartlett

10.1           Credit Agreement dated as of February 2, 1998 among Graham
               Packaging Holdings Company, Graham Packaging Company, L.P., GPC
               Capital Corp. I, the lending institutions identified in the Credit Agreement and the agents identified in the Credit
               Agreement (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

10.2           First Amendment to Credit Agreement dated as of August 13, 1998
               (incorporated herein by reference to Exhibit 10.12 to the Annual
               Report on Form 10-K for the fiscal year ended December 31, 1998
               (File No. 333-53603-03)).

10.3           Second Amendment to Credit Agreement dated as of March 30, 2000
               (incorporated by reference to Exhibit 10.13 to Current Report on Form 8-K, filed April 28, 2000)

10.4           Indenture dated as of February 2, 1998 among Graham Packaging
               Company, L.P. and GPC Capital Corp. I and Graham Packaging
               Holdings Company, as guarantor, and United States Trust Company of New York, as Trustee, relating to the Senior Subordinated
               Notes Due 2008 of Graham Packaging Company, L.P. and GPC Capital
               Corp. I, unconditionally guaranteed by Graham Packaging Holdings
               Company (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

10.5           Indenture dated as of February 2, 1998 among Graham Packaging
               Holdings Company and GPC Capital Corp. II and The Bank of New
               York, as Trustee, relating to the Senior Discount Notes Due 2009 of Graham Packaging Holdings Company and GPC Capital Corp. II
               (incorporated herein by reference to Exhibit 4.7 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

10.6           Consulting Agreement dated as of February 2, 1998 between Graham
               Packaging Holdings Company and Graham Capital Corporation
               (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

10.7           Equipment Sales, Service and License Agreement dated February 2,
               1998 between Graham Engineering Corporation and Graham Packaging
               Holdings Company (incorporated herein by reference to Exhibit
               10.3 to the Registration Statement on Form S-4 (File No.
               333-53603-03)).

10.8 Forms of Retention Incentive Agreement (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form
               S-4 (File No. 333-53603-03)).

10.9 Forms of Severance Agreement (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 (File No.
               333-53603-03)).

10.10          Registration Rights Agreement by and among Graham Packaging
               Company, L.P., GPC Capital Corp. II, Graham Capital Corporation,
               Graham Family Growth Partnership, BCP/Graham Holdings L.L.C.,
               BMP/Graham Holdings Corporation and the other parties named therein (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

 EXHIBIT
 NUMBER        DESCRIPTION OF EXHIBIT
 ------        ----------------------
 10.11         Monitoring Agreement dated as of February 2, 1998 among Graham
               Packaging Holdings Company, Graham Packaging Company, L.P. and
               Blackstone (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

 10.12 Management Stockholders Agreement (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form
               S-4 (File No. 333-53603-03)).

 10.13 Form of Equity Incentive Agreement (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form
               S-4 (File No. 333-53603-03)).

 10.14         Stockholders' Agreement dated as of February 2, 1998 among
               Blackstone Capital Partners III Merchant Banking Fund L.P.,
               Blackstone Offshore Capital Partners III L.P., Blackstone Family
               Investment Partnership III, L.P., BMP/Graham Holdings
               Corporation, Graham Packaging Holdings Company, GPC Capital Corp.
               II and BT Investment Partners, Inc. (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form
               S-4 (File No. 333-53603-03)).

 10.15         Graham Packaging Holdings Company Management Option Plan
               (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-4 (File No. 333-53603-03)).

 10.16*        Form of Employment Agreement dated as of June 27, 2002, between
               Graham Packaging Holdings Company and Philip R. Yates.

 10.17*        Form of Employment Agreement dated as of June 27, 2002, between
               Graham Packaging Holdings Company and Roger M. Prevot.

 10.18*        Form of Employment Agreement dated as of June 27, 2002, between
               Graham Packaging Holdings Company and John E. Hamilton.

 10.19*        Form of Employment Agreement dated as of June 27, 2002, between
               Graham Packaging Holdings Company and G. Robinson Beeson.

 10.20*        Form of Employment Agreement dated as of June 27, 2002, between
               Graham Packaging Holdings Company and Scott G. Booth.

 10.21*        Form of 2002 Graham Packaging Company Inc. Stock Incentive Plan.

 10.22**       Form of Credit Agreement among Graham Packaging Company Inc.,
               Graham Packaging Company, L.P., GPC Capital Corp. I, the lending institutions identified in the Credit Agreement and the agents identified in the Credit Agreement.

 21.1*         Subsidiaries of Graham Packaging Company Inc.

 23.1          Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1)

 23.2          Consent of Deloitte & Touche LLP, Independent Auditors.

 23.3          Consent of Howard A. Lipson.

 23.4          Consent of Charles C. Kiernan.

 23.5          Consent of Gary G. Michael.

 24.1*         Power of Attorney



----------
*     Previously filed.

**    To be filed by amendment.